As filed with the Securities and Exchange Commission on January 3, 2008
Registration No. 333-_____
Registration No. 811-21095

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM N-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933	☑
Pre-Effective Amendment No.	☐
Post-Effective Amendment No.	☐
and

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940	☐
Amendment No. 23	☑
(Check appropriate box or boxes)

ANNUITY INVESTORS VARIABLE ACCOUNT C
(Exact Name of Registrant)
ANNUITY INVESTORS LIFE INSURANCE COMPANY ®
(Name of Depositor)
P.O. Box 5423, Cincinnati, Ohio 45201-5423
(Address of Depositor’s Principal Executive Offices)
Depositor’s Telephone Number (800) 789-6771

Copy to:
MARK F. MUETHING, ESQ.	JOHN P. GRUBER, ESQ.
Executive Vice President and Secretary	Senior Vice President, General Counsel and Secretary
Annuity Investors Life Insurance Company	Annuity Investors Life Insurance Company
P.O. Box 5423	P.O. Box 5423
Cincinnati, Ohio 45201-5423	Cincinnati, Ohio 45201-5423
(Name and Address of Agent for Service)
KEVIN L. COONEY, ESQ.
Frost Brown Todd LLC
2200 PNC Center, 201 East Fifth Street
Cincinnati, Ohio 45202-4182

Approximate Date of Proposed Public Offering:
As soon as practicable after the effective date of this registration statement
It is proposed that this filing will become effective (check appropriate box)
     ☐      immediately upon filing pursuant to paragraph (b) of rule 485
     ☐      on (date) pursuant to paragraph (b) of Rule 485
     ☐      60 days after filing pursuant to paragraph (a)(1) of Rule 485
     ☐      on (date) pursuant to paragraph (a)(1) of Rule 485
     ☐      75 days after filing pursuant to paragraph (a)(2) of Rule 485
If appropriate, check the following box:
     ☐      this post-effective amendment designates a new effective date for a previously filed post-effective amendment.
Title of Securities Being Registered: 2008 H Individual Flexible Premium Deferred Annuities

Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until Registrant shall file a further amendment, which specifically states that this registration statement should thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

ANNUITY INVESTORS VARIABLE ACCOUNT C
2008 H Contract-File No. 333- _____
Cross-Reference Sheet

Form N-4 Part A Item No.	Heading in Prospectus
1. Cover Page	Cover Page
2. Definitions	Definitions; Glossary of Financial Terms
(Definitions used in specific sections are defined in those sections.)
3. Synopsis	Expense Tables; Overview
4. Condensed Financial Information
(a) Accumulation unit values	Condensed Financial Information, Appendix A
(b) Financial statements	Financial Statements
5. General Description of Registrant, Depositor and Portfolio Companies
(a) Depositor	Annuity Investors Life Insurance Company ®
(b) Registrant	The Separate Account
(c) Portfolio companies	The Portfolios, Appendix B: Portfolios
(d) Portfolios prospectuses	The Portfolios
(e) Voting	Voting of Portfolio Shares
(f) Administrator	Not Applicable
6. Deductions and Expenses
(a) Deductions	Fees and Charges; Guaranteed Living Withdrawal Benefit; Guaranteed Minimum Withdrawal Benefit
(b) Sales load	Early Withdrawal Charge
(c) Special purchase plans	Waiver of Early Withdrawal Charges; Discretionary Waivers of Fees or Charges
(d) Commissions	Distribution of Variable Annuity Contracts
(e) Portfolio company expenses	Expense Tables; Expenses of the Portfolios
(f) Operating expenses	Expense Tables
7. General Description of Variable Annuity Contracts
(a) Persons with rights	Ownership Provisions; Annuitant Provisions; Beneficiary Provisions; Payees under the Contract; Voting of Portfolio Shares
(b) (i) Allocations of premium payments	Purchase Payments and Allocations to Investment Options; Guaranteed Living Withdrawal Benefit; Guaranteed Minimum Withdrawal Benefit
(ii) Transfers	Transfers; Guaranteed Living Withdrawal Benefit; Guaranteed Minimum Withdrawal Benefit
(iii) Exchanges	Not Applicable
(c) Changes in contracts or operations	Additions or Substitutions of Portfolios; The Separate Account
(d) Inquiries	How Do I Contact the Company?
(e) Frequent transfer risks	Transfer Restrictions Related to Active Trading Strategies; Appendix C: Transfer Restrictions
8. Annuity Period	Annuity Benefit; Settlement Options; Benefit Payments
9. Death Benefit	Death Benefit; Settlement Options
10. Purchases and Contract Values
(a) Purchases	Purchase Payments and Allocation to Investment Options; Glossary of Financial Terms
(b) Impact of portfolio company investment performance	Accumulation Unit Value, Net Investment Factor

1

Form N-4 Part A Item No.	Heading in Prospectus
(c) Daily calculation	Purchase Payments and Allocation to Investment Options; Glossary of
Financial Terms
(d) Underwriter	Distribution of Variable Annuity Contracts
11. Redemptions
(a) Redemptions	Withdrawals and Surrenders
(b) Texas Optional Retirement Program	Texas Optional Retirement Program
(c) Check delay	Withdrawals and Surrenders
(d) Involuntary redemption	Transfers; Our Right to Terminate
(e) Free look	Your Right to Cancel
12. Taxes	Federal Tax Matters
13. Legal Proceedings	Annuity Investors Life Insurance Company
14. Table of Contents for Statement of Additional Information	Statement of Additional Information

Form N-4 Part B Item No.	Heading in Prospectus or SAI (as indicated)
15. Cover Page	(SAI) Cover Page
16. Table of Contents	(SAI) Table of Contents
17. General Information and History	(SAI) General Information and History
18. Services
(a) Fees and expenses of registrant	(Prospectus) Expense Tables
(b) Management contracts	Not Applicable
(c) Custodian	Not Applicable
Independent auditors	(SAI) Experts
(d) Assets of registrant	Not Applicable
(e) Affiliated persons	Not Applicable
(f) Principal underwriter	Not Applicable
19. Purchase of Securities Being Offered
(a) Purchases	See Items No. 6(a), 6(b), 6(c) and 7(b) above
(b) Sales load	See Items No. 6(b), 6(c), 6(d) and 10(d) above
(c) Frequent transfer arrangements	Not Applicable
20. Underwriters	See Item 10(d) above
21. Calculation of Performance Data
(a) Money market funded subaccounts	(SAI) Standardized Yield for the Money Market Subaccount
(b) Other subaccounts	(SAI) Performance Information; Appendices A and B to SAI
22. Annuity Payments	(Prospectus) Calculation of Benefit Payments, Benefit Unit Value
(SAI) Benefits Units-Transfer Formulas
23. Financial Statements	(SAI) Financial Statements; Appendix C to SAI
Form N-4 Part C

Information required to be included in Part C is set forth under the appropriate item, so numbered, in Part C of the Registration Statement.

2

ANNUITY INVESTORS LIFE INSURANCE COMPANY®
ANNUITY INVESTORS® VARIABLE ACCOUNT C
H CONTRACT
INDIVIDUAL FLEXIBLE PREMIUM DEFERRED VARIABLE ANNUITIES
PROSPECTUS DATED XX XX, 2008
This prospectus describes an individual flexible premium deferred annuity contract (the “Contract”). Annuity Investors Life Insurance Company® (the “Company”) is the issuer of the Contract.
The Contract is available for tax-qualified and non-tax-qualified annuity purchases. The tax treatment of annuities is discussed in the Federal Tax Matters section of this prospectus.
The Contract offers tax-deferred treatment of earnings, Annuity Benefits, two optional guaranteed withdrawal benefits, a Death Benefit, and an optional Enhanced Death Benefit. The Contract offers both variable and fixed investment options.
The variable investment options are Subaccounts of Annuity Investors® Variable Account C (the “Separate Account”). The Contract currently offers xx Subaccounts. Each Subaccount invests in shares of a registered investment company or a portfolio of a registered investment company (each, a “Portfolio”). The Portfolios are listed below.
AIM Variable Insurance Funds
-AIM V.I. Capital Development Fund-Series II Shares
-AIM V.I. Global Real Estate Fund-Series II Shares
-AIM V.I. International Growth Fund-Series II Shares
-AIM V.I. Mid Cap Core Equity Fund-Series II Shares
-AIM V.I. Small Cap Equity Fund-Series I Shares
AllianceBernstein Variable Products Series Fund, Inc.
-International Value Portfolio-Class B Shares
American Century Variable Portfolios
-American Century VP Large Company Value Fund-Class II
-American Century VP Mid Cap Value Fund-Class II
-American Century VP Vista SM Fund-Class I
Calamos ® Advisors Trust
-Calamos Growth and Income Portfolio
Davis Variable Account Fund, Inc.
-Davis Value Portfolio
The Dreyfus Socially Responsible Growth Fund, Inc.-
Service Shares
Dreyfus Stock Index Fund, Inc.-Service Shares
Dreyfus Investment Portfolios
-Dreyfus IP MidCap Stock Portfolio-Service Shares
Dreyfus Variable Investment Funds
-Dreyfus VIF Money Market Portfolio
Financial Investors Variable Insurance Trust
-Ibbotson Balanced ETF Asset Allocation Portfolio-Class II
-Ibbotson Conservative ETF Asset Allocation Portfolio-Class II
-Ibbotson Growth ETF Asset Allocation Portfolio-Class II
-Ibbotson Income /Growth ETF Asset Allocation Portfolio-Class II
Franklin Templeton Variable Insurance Products Trust
-Mutual Shares Securities Fund-Class 2
-Franklin U.S. Government Fund-Class 2
-Templeton Foreign Securities Fund-Class 2
Janus Aspen Series
-Janus Aspen Series Balanced Portfolio-Service Shares
-Janus Aspen Series International Growth Portfolio-Service Shares
-Janus Aspen Series Large Cap Growth Portfolio-Service Shares
-Janus Aspen Series Mid Cap Growth Portfolio-Service Shares
Neuberger Berman Advisers Management Trust
-Neuberger Berman AMT Guardian Portfolio-Class S
Oppenheimer Variable Account Funds
-Oppenheimer Balanced Fund/VA-Service Shares
-Oppenheimer Capital Appreciation Fund/VA-Service Shares
-Oppenheimer Global Securities Fund/VA-Service Shares
-Oppenheimer Main Street Fund®/VA-Service Shares
-Oppenheimer Main Street Small Cap Fund/VA-Service Shares
PIMCO Variable Insurance Trust
-PIMCO VIT High Yield Portfolio-Administrative Class
-PIMCO VIT Real Return Portfolio-Administrative Class
-PIMCO VIT Total Return Portfolio-Administrative Class
Van Kampen-The Universal Institutional Funds, Inc.
-Van Kampen UIF Core Plus Fixed Income Portfolio-Class I
-Van Kampen UIF Mid-Cap Growth Portfolio-Class I
-Van Kampen UIF U.S. Mid Cap Value Portfolio-Class I
-Van Kampen UIF U.S. Real Estate Portfolio-Class I
-Van Kampen UIF Value Portfolio-Class I
Wilshire Variable Insurance Trust
-Wilshire 2010 Moderate Fund
-Wilshire 2015 Moderate Fund
-Wilshire 2025 Moderate Fund
-Wilshire 2035 Moderate Fund
-Wilshire 2045 Moderate Fund
The Contract currently offers one fixed investment option: the Fixed Accumulation Account. This fixed investment option is provided through the Company’s Fixed Account.

This prospectus includes information you should know before investing in a Contract. This prospectus is not complete without the current prospectuses for the Portfolios. Please keep this prospectus and the Portfolio prospectuses for future reference.
A Statement of Additional Information (“SAI”), dated XX XX, 2008, contains more information about the Separate Account and the Contract. The SAI is part of this prospectus. The table of contents for the SAI is printed on the last page of this prospectus. For a free copy of the SAI, complete and return the form on the last page of this prospectus, or call us at 1-800-789-6771. You may also access the SAI (as well as all other documents filed with the Securities and Exchange Commission (“SEC”) with respect to the Contract, the Separate Account or the Company) at the SEC’s web site: www.sec.gov. The registration number for the Contract is 333-XXXXX.
NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
•	The Contract may be sold by a bank or credit union, but it is not a deposit or obligation of the bank or credit union or guaranteed by the bank or credit union.

•	The Contract is not FDIC or NCUSIF insured.

•	The Contract involves investment risk and may lose value.
Contract Availability
The Contract is not available in all states. To find out if it is available in the state where you live, contact us at our Administrative Office, P.O. Box 5423, Cincinnati, OH 45201-5423, or call us at 1-800-789-6771.
Right to Cancel
You may cancel your Contract within 20 days after you receive it. The right to cancel may be longer in some states. In many states, you will bear the risk of investment gain or loss on any amounts allocated to the Subaccounts before cancellation. The right to cancel is described more fully in the Right to Cancel section of this prospectus.
Riders
This contract offers two optional riders that provide guaranteed withdrawal benefits—the Guaranteed Lifetime Withdrawal Benefit Rider and the Guaranteed Minimum Withdrawal Benefit Rider. It also offers an optional Enhanced Death Benefit Rider. The Riders may not be available in all states. For additional information about the availability of the Riders, contact us at our Administrative Office, P.O. Box 5423, Cincinnati, OH 45201-5423, or call us at 1-800-789-6771.
Overview
A brief overview of the Contract is included on pages XX-XX of this prospectus.

v

DEFINITIONS
The capitalized terms defined on this page will have the meanings given to them when used in this prospectus. Other terms that have a specific meaning under the Contract, but which are not defined on this page, will be explained in the section of this prospectus where they are primarily used.
Account Value
The sum of your “variable account value” and your “fixed account value.”
•	Your “variable account value” is the value of your interest in all of the Subaccounts.
•	Your “fixed account value” is the value of your interest in the Fixed Accumulation Account.
Accumulation Unit
A unit of measure used to calculate the value of a Subaccount before the Commencement Date. The value of an Accumulation Unit is referred to as the “Accumulation Unit Value.”
See the Glossary of Financial Terms section of this prospectus for an explanation of how Accumulation Unit Values are calculated.
Annuitant
The natural person on whose life Annuity Benefit payments are based.
More information about the Annuitant is included in the Contract section of this prospectus.
Annuity Benefit
The payments that may be made under the Annuity Benefit section of the Contract.
Beneficiary
The person entitled to receive any Death Benefit that is to be paid under the Contract.
More information about the Beneficiary is included in the Contract section of the prospectus.
Benefit Unit
A unit of measure used to determine the dollar value of any variable dollar payments after the Commencement Date.
The value of a Benefit Unit is referred to as the “Benefit Unit Value.”
See the Calculation of Benefit Payments and the Glossary of Financial Terms section of this prospectus for additional information about Benefit Units and an explanation of how Benefit Unit Values are calculated.
Contract Anniversary
The date in each year that is the annual anniversary of the Contract effective date. The Contract effective date is the date that the Contract is issued. The Contract effective date is set out on the Contract specifications page.
Contract Year
Each 12 month period that begins on the Contract effective date or on a Contract Anniversary.
Company
Annuity Investors Life Insurance Company®.
•	The words “we” “us” and “our” in this prospectus also refer to Annuity Investors Life Insurance Company®.
Commencement Date
The Annuity Commencement Date if an Annuity Benefit is payable or the Death Benefit Commencement Date if a Death Benefit is payable.
•	The Annuity Commencement Date is the first day of the first payment interval for which payment of an Annuity Benefit is to be made. The Annuity Commencement Date on the Contract Effective Date is shown on the Contract specifications page.
•	The Death Benefit Commencement Date is (1) the first day of the first payment interval for a Death Benefit that is paid as periodic payments or (2) the date of payment for a Death Benefit that is paid as a lump sum.

Contract
A contract described in this prospectus.
•	The term “Contract” includes any riders or endorsements to the Contract, any application for the Contract, and any application for a rider or an endorsement to the Contract.
Death Benefit
The benefit described in the Death Benefit section of the Contract.
Fixed Account
The Fixed Account is part of the Company’s general account. The Fixed Accumulation Account is provided through the Fixed Account.
Owner
The owner of the Contract.
•	The words “you” and “your” in this prospectus also refer to the Owner.
Portfolio
A registered investment company or a portfolio of a registered investment company in which the corresponding Subaccount invests. The Portfolios are listed on the cover page of this prospectus.
Purchase Payment
An amount received by us for the Contract. This amount is after the deduction of applicable premium or other taxes.
Separate Account
Annuity Investors Variable Account C, which is an account that was established and is maintained by the Company.
Subaccount
A subdivision of the Separate Account. Each Subaccount invests in the shares of the corresponding Portfolio listed on the cover page of this prospectus.
Surrender Value
An amount equal to your Account Value as of the end of the applicable Valuation Period, reduced by:
•	any fees or charges that would apply upon a surrender;
•	any applicable premium tax or other taxes not previously deducted; and
•	the outstanding balance of any loans.
SEC
Securities and Exchange Commission.
Tax Qualified Contract
A contract that is intended to qualify for special tax treatment for certain retirement savings arrangements. The Contract specifications page indicates whether the Contract is a Tax-Qualified Contract.
Valuation Date
Each day on which the New York Stock Exchange is open for business.
Valuation Period
The period starting at the close of regular trading on the New York Stock Exchange on any Valuation Date and ending at the close of trading on the next succeeding Valuation Date.
Written Request
Information provided to us or a request made to us that is:
•	complete and satisfactory to us;
•	on our form or in a manner satisfactory to us; and
•	received by us at our Administrative Office, P.O. Box 5423, Cincinnati, Ohio 45201-5423.

A Written Request may, at our discretion, be made by telephone or electronic means.
We will treat a Written Request as a standing order. It may be modified or revoked only by a subsequent Written Request, when permitted by the terms of the Contract. A Written Request is subject to (1) any payment that we make before we acknowledge the Written Request and (2) any other action that we take before we acknowledge the Written Request.

EXPENSE TABLES
These tables describe the fees and expenses you will pay when you buy your Contract, during the time that you own your Contract, and when you withdraw money from your Contract.
The first table describes the fees and expenses that you will pay at the time you buy your Contract, withdraw money from your Contract, surrender your Contract, annuitize your Contract, make a transfer between investment options, or borrow money under the Contract. Premium taxes may also be deducted.
Contract Owner Transaction Expenses

	Current		Maximum
Sales load imposed on Purchase Payments	None		None

Early withdrawal charge imposed on withdrawals and on surrender or annuitization (as a percentage of the Purchase Payment withdrawn, surrendered or annuitized) This charge applies to each Purchase Payment separately. The charge on each Purchase Payment decreases to zero after 7 years.	8.00%		8.00%

Transfer Fee	$25	*	$30
* This fee currently applies to transfers in excess of 12 in any Contract Year.

Annual Automatic Transfer Program Fee	None		$30

Annual Systematic Withdrawal Fee	None		$30

Current Loan Interest Spread**   3.00%

**	The Loan Interest Spread is the difference between the amount of interest we charge you for a loan and the amount of interest we credit to that portion of your Account Value used to secure the loan. Loans are available only on certain Tax Qualified Contracts.

The next table describes the fees and expenses that you will pay periodically during the time that you own the Contract, not including Portfolio fees and expenses.
Annual Contract Maintenance Fee
Annual Contract Maintenance Fee $30
Separate Account Annual Expenses
Separate Account annual expenses are shown as a percentage of average account value.

	Standard	Contract with Enhanced Death
	Contract	Benefit Rider
Mortality and Expense Risk Charge	1.10%	1.30%

Administration Charge	0.15%	0.15%

Total Separate Account Annual Expenses	1.25%	1.45%

The Enhanced Death Benefit Rider is optional and the higher mortality and expense risk charge is assessed only if you select the Rider when you buy your Contract. See the Death Benefit section of this prospectus for more information about this Rider.

	Current	Maximum
Guaranteed Lifetime Withdrawal Benefit Rider Charge	x.xx%	x.xx%

Guaranteed Lifetime Withdrawal Benefit Rider with Spousal Benefit Charge	x.xx%	x.xx%

Guaranteed Minimum Withdrawal Benefit Rider Charge	x.xx%	x.xx%

Guaranteed withdrawal benefit rider charges are assessed only if you activate one of these optional Riders. Rider charges are assessed against the Benefit Base Amount determined under the Rider. The Benefit Base Amount starts with the Account Value of the Contract on the date that the Rider is activated. However, after activation, the Benefit Base Amount will not reflect income, gains, or losses in your Account Value unless you elect to reset the Benefit Base Amount. After a Rider is activated, “excess withdrawals” from the Contract will reduce the Benefit Base Amount by the same percentage as the percentage reduction in the Account Value. See the Guaranteed Lifetime Withdrawal Benefit Rider and Guaranteed Minimum Withdrawal Benefit Rider sections of this prospectus for more information about these Riders.

The next table shows the minimum and maximum total operating expenses of the Portfolios that you may pay periodically during the time that you own the Contract. More detail concerning each Portfolio’s fees and expenses is contained in the prospectus of that Portfolio.
Total Annual Portfolio Operating Expenses
(expenses that are deducted from Portfolio assets, including management fees, distribution and service (12b-1) fees, acquired fund fees and expenses, and other expenses)

	Minimum	Maximum
Before any fee reduction or expense reimbursement	x.xx%	x.xx%

After contractual fee reductions and/or expense reimbursements*	x.xx%	x.xx%

*	Contractual fee reductions and/or expense reimbursements related to a Portfolio will continue for a period that ends on a specific date. The shortest period will end on [date] and the longest period will end on [date].
The information about Portfolio expenses that we used to prepare this table was provided to us by the Portfolios. We have not independently verified the Portfolio expense information. The minimum and maximum expenses shown in the table are for the year ended December 31, 2007. Actual expenses of a Portfolio in future years may be higher or lower.
The Portfolios in the Financial Investors Variable Insurance Trust (Ibbotson portfolios) and the Wilshire Variable Insurance Trust (Wilshire portfolios) are structured as “fund of funds” and invest in other investment companies (“Acquired Funds”). As a result, each Ibbotson portfolio and each Wilshire portfolio will likely incur higher expenses than funds that invest directly in securities.

Examples
These examples are intended to help you compare the cost of investing in the Contract with the cost of investing in other variable annuity contracts. These costs include:
•	Contract Owner transaction expenses (described in the first table above);
•	annual contract maintenance fee and Separate Account annual expenses (described in the second table above); and
•	Portfolio operating expenses (described in the third table above).
Your actual costs may be higher or lower than the costs shown in the examples.
Example 1: Contract with Optional Withdrawal Benefit Rider, Optional Death Benefit Rider, and Maximum Fund Operating Expenses and Rider Charges
Assumptions:
•	You invest $10,000 in the Contract for the periods indicated and your investment has a 5% return each year.
•	You activate the Guaranteed Lifetime Withdrawal Benefit with Spousal Benefit Rider when you purchase your Contract and the maximum rider charge of x.xx% is incurred.
•	You select the Enhanced Death Benefit Rider when you purchase your Contract and the 1.30% mortality and expense risk charge is incurred.
•	The annual contract maintenance fee of $30 and Separate Account annual expenses of 1.45% are incurred.
•	The maximum Portfolio expenses before reimbursement (x.xx%) or after reimbursement (x.xx%) are incurred.
•	Table #1 assumes that you surrender or annuitize your Contract at the end of the indicated period and the applicable early withdrawal charge is incurred.
•	Table #2 assumes that you keep your Contract and leave your money in your Contract for the entire period.
Table #1: If you surrender or annuitize your Contract at the end of the period:

	1 year	3 years	5 years	10 years
Before reimbursement	$	$	$	$
After reimbursement	$	$	$	$
Table #2: If you keep your Contract and leave your money in your Contract for the entire period:

	1 year	3 years	5 years	10 years
Before reimbursement	$	$	$	$
After reimbursement	$	$	$	$

Example 2: Contract with No Riders and Minimum Fund Operating Expenses
Assumptions:
•	You invest $10,000 in the Contract for the periods indicated and your investment has a 5% return each year.
•	You do not activate either guaranteed withdrawal benefit rider at any time during the indicated period.
•	You do not select the Enhanced Death Benefit Rider when you purchase your Contract.
•	The annual contract maintenance fee of $30 and Separate Account annual expenses of 1.25% are incurred.
•	The minimum Portfolio expenses (x.xx%) are incurred.
•	Table #1 assumes that you surrender or annuitize your Contract at the end of the indicated period and the applicable early withdrawal charge is incurred.
•	Table #2 assumes that you keep your Contract and leave your money in your Contract for the entire period.
Table #1: If you surrender or annuitize your Contract at the end of the period:

1 year	3 years	5 years	10 years
$	$	$	$
Table #2: If you keep your Contract and leave your money in your Contract for the entire period:

1 year	3 years	5 years	10 years
$	$	$	$
[insert additional examples]

FINANCIAL INFORMATION
Condensed Financial Information
Condensed financial information is set forth in Appendix A to this prospectus. This information includes:
•	year-end accumulation unit values for each Subaccount from December 31, 1997 to December 31, 2007 (or from the end of the year of inception to December 31, 2007); and
•	number of accumulation units outstanding as of the end of each period.
Financial Statements
The financial statements and reports of the independent registered public accounting firm of the Company and of the Separate Account are included in the Statement of Additional Information.
OVERVIEW
What is the Separate Account?
The Separate Account is an account that was established and is maintained by the Company. It is a unit investment trust registered with the SEC under the Investment Company Act of 1940.
The Separate Account is divided into Subaccounts. Each Subaccount invests in shares of the corresponding Portfolio listed on the cover page of this prospectus. If you choose a variable investment option, you are investing in a Subaccount, not directly in the corresponding Portfolio.
What Is the Contract?
The Contract is an individual deferred variable annuity, which is an insurance product. It is a contract between you and the Company, under which we promise to pay a stream of payments to you at some future date. Like other variable annuities, it is designed to be a long-term investment, to meet retirement and other long-range goals.
The Contract offers both variable and fixed investment options to which you can allocate Purchase Payments. The value of your investment as a variable annuity owner will vary depending on the performance of the investment options you choose.
What Benefits Are Available under the Contract?

Annuity Benefit	If you annuitize your Contract, we promise to pay a stream of Annuity Benefit payments for the duration of the settlement option selected. This feature helps protect you against the possibility that you will outlive your assets.

Death Benefit	We will generally pay a Death Benefit to your Beneficiary if you die before the Annuity Commencement Date and before you surrender the Contract.

Optional Enhanced Death Benefit	If you select the Enhanced Death Benefit Rider when you purchase your Contract, it will ensure that historical Account Values are considered in the calculation of the Death Benefit.
You cannot terminate this Rider after the Contract effective date.

Optional Guaranteed Withdrawal Benefits	If you choose to activate the Guaranteed Lifetime Withdrawal Benefit Rider, it will provide a lifetime withdrawal benefit, up to a certain amount each benefit year. If you choose to activate the Guaranteed Minimum Withdrawal Benefit Rider, it will provide a minimum withdrawal benefit, up to a certain amount each benefit year.
You can only activate one of these Riders. In addition, you cannot activate either of these Riders if in the future we are no longer issuing that Rider with any new annuity contracts and we prohibit further activations on a nondiscriminatory basis.

Tax Deferral	Your Contract is tax-deferred. This means you pay no taxes on the interest and investment gains in your Contract until you withdraw money from your Contract. You may transfer money from one investment option to another within your Contract without paying tax at the time of the transfer. When you withdraw money from your Contract, you will be taxed on the earnings at ordinary income tax rates.

What Are the Risks Related to the Contract?
•	The variable investment options to which you allocate Purchase Payments may lose value, which would cause your Account Value to decrease.
•	Claims related to the annuity, death or guaranteed withdrawal benefits are backed only by the claims paying ability of the Company.
•	An early withdrawal charge may apply if you withdraw money from your Contract or surrender or annuitize your Contract.
•	If you withdraw money from your Contract or surrender your Contract before age 59 1/2, a penalty tax may be applicable.
How Do I Purchase or Cancel a Contract?
The requirements to purchase a Contract are explained in The Contract section of this prospectus. You may purchase a Contract only through a registered securities representative.
You may cancel your Contract within 20 days after you receive it. The right to cancel may be longer in some states. In many states, you will bear the risk of investment gain or loss on any amounts allocated to the Subaccounts before cancellation. The right to cancel is described more fully in the Right to Cancel section of this prospectus.
Will Any Charges or Penalties Apply if I Make Withdrawals, Surrender or Annuitize the Contract?
An early withdrawal charge may apply if you make withdrawals from your Contract, surrender your Contract or annuitize your contracts. This early withdrawal charge is sometimes called a deferred sales load or a surrender charge. The early withdrawal charge is described in the Fees and Charges section of this prospectus.
In addition, we will deduct the annual Contract maintenance fee and applicable rider charges when you surrender your Contract. The Contract maintenance is described in the Fees and Charges section of this prospectus. Rider charges are described in the Guaranteed Lifetime Withdrawal Benefit Rider and Guaranteed Minimum Withdrawal Benefit Rider sections of this prospectus.
If you withdraw money from your Contract or surrender your Contract before age 59 1/2, a penalty tax may be applicable. Tax consequences of a withdrawal or a surrender are described in the Federal Tax Matters section of this prospectus. The right to withdraw or surrender may be restricted under certain tax-qualified retirement plans.
What Fees and Charges Apply to the Contract?
We will charge the fees and charges listed below.
•	An annual Contract maintenance fee
•	A transfer fee for certain transfers among investment options
•	An early withdrawal charge, if applicable
•	An administration charge
•	A mortality and expense risk charge
•	Rider charges, if applicable
•	Premium taxes, if any
We may reduce or waive a fee or charge as discussed in the Fees and Charges section of this prospectus. The mortality and expense risk charge may never be entirely waived.
In addition to fees and charges under the Contract, the Portfolios incur expenses that are passed through to you. Portfolio expenses for the fiscal year ended December 31, 2007 are described in the prospectuses and statements of additional information for the Portfolios.
How Do I Contact the Company?
Any questions or inquiries should be directed to our Administrative Office, P.O. Box 5423, Cincinnati, Ohio 45201-5423, or call us at 1-800-789-6771. Please include your Contract number and your name. You may also contact us through our web site, www.gafri.com.

THE PORTFOLIOS
Overview
The Separate Account currently is divided into XX Subaccounts. Each Subaccount invests in the corresponding Portfolio listed below. The current Portfolio prospectuses, which accompany this prospectus, contain additional information concerning the Portfolio’s investment objectives, policies and practices, its investment advisor and other service providers, and its expenses.
You should read the Portfolio prospectuses carefully before making any decision concerning the allocation of Purchase Payments to, or transfers among, the Subaccounts. For a copy of the prospectus of any Portfolio, which contains more complete information about the Portfolio, contact us at our Administrative Office, P.O. Box 5423, Cincinnati, OH 45201-4523, or call us at 1-800-789-6771.
There is no assurance that the Portfolios will achieve their stated objectives. The SEC does not supervise the management or the investment policies and/or practices of any of the Portfolios.
If you choose a variable investment option, you are investing in a Subaccount, not directly in the corresponding Portfolio. Dividends and capital gains distributed by the Portfolios are not distributed to Contract owners. These dividends and capital gains are distributed to the Separate Account, reinvested in the Separate Account, and reflected in Accumulation Unit Values.
The Portfolios are available only through insurance company separate accounts and certain qualified retirement plans. Though a Portfolio may have a name and/or investment objectives that are similar to those of a publicly available mutual fund, and/or may be managed by the same investment advisor that manages a publicly available mutual fund, the performance of the Portfolio is entirely independent of the performance of any publicly available mutual fund. Neither the Company nor the Portfolios make any representations or assurances that the investment performance of any Portfolio will be the same or similar to the investment performance of any publicly available mutual fund.
Portfolios, Advisors and Portfolio Investment Categories

Portfolio	Advisor	Investment Category
AIM Variable Insurance Funds
AIM V.I. Capital Development Fund—Series II Shares	A I M Advisors	Mid cap growth
AIM V.I. Global Real Estate Fund—Series II Shares	A I M Advisors
AIM V.I. International Growth Fund—Series II Shares	A I M Advisors
AIM V.I. Mid Cap Core Equity Fund—Series II Shares	A I M Advisors	Mid cap blend
AIM V.I. Small Cap Equity Fund—Series I Shares	A I M Advisors	Small cap blend

AllianceBernstein Variable Products Series Fund, Inc.
International Value Portfolio—Class B Shares		International large cap value

American Century Variable Portfolios, Inc.
American Century VP Large Company Value Fund—Class II Shares	American Century Investment Management	Large cap value
American Century VP Mid Cap Value Fund—Class II Shares	American Century Investment Management	Mid cap value
American Century VP VistaSM Fund—Class I Shares	American Century Investment Management	Mid cap growth

Calamos® Advisors Trust
Calamos Growth and Income Portfolio	Calamos Advisors	Asset allocation

Davis Variable Account Fund, Inc.
Davis Value Portfolio	Davis Selected Advisers Sub-Advisor: Davis Selected Advisers-NY	Large cap blend

Dreyfus
The Dreyfus Socially Responsible Growth Fund, Inc.—Service Shares	The Dreyfus Corporation	Large cap growth
Dreyfus Stock Index Fund, Inc.—Service Shares	The Dreyfus Corporation Index Manager: Mellon Equity Associates*	Large cap blend
Dreyfus Investment Portfolios MidCap Stock Portfolio—Service Shares	The Dreyfus Corporation	Mid cap blend
Dreyfus Variable Investment Fund Money Market Portfolio	The Dreyfus Corporation	Money market

Financial Investors Variable Insurance Trust
Ibbotson Balanced ETF Asset Allocation Portfolio—Class II Shares	ALPS Advisers Sub-Advisor: Ibbotson Associates	Asset allocation
Ibbotson Conservative ETF Asset Allocation Portfolio—Class II Shares	ALPS Advisers Sub-Advisor: Ibbotson Associates	Asset allocation

Portfolio	Advisor	Investment Category
Ibbotson Growth ETF Asset Allocation Portfolio—Class II Shares	ALPS Advisers Sub-Advisor: Ibbotson Associates	Asset allocation
Ibbotson Income/Growth ETF Asset Allocation Portfolio—Class II Shares	ALPS Advisers Sub-Advisor: Ibbotson Associates	Asset allocation

Franklin Templeton Variable Insurance Products Trust
Mutual Shares Securities Fund—Class 2 Shares		Large cap value
Franklin U.S. Government Fund—Class 2 Shares
Templeton Foreign Securities Fund—Class 2 Shares	Templeton Investment Counsel Sub-Advisor: Franklin Templeton Investment Management	Foreign large cap value

Janus Aspen Series
Janus Aspen Series Balanced Portfolio—Service Shares	Janus Capital Management	Balanced
Janus Aspen Series International Growth Portfolio—Service Shares	Janus Capital Management	Foreign large cap growth
Janus Aspen Series Large Cap Growth Portfolio—Service Shares	Janus Capital Management	Large cap growth
Janus Aspen Series Mid Cap Growth Portfolio—Service Shares	Janus Capital Management	Mid cap growth

Neuberger Berman Advisers Management Trust
Neuberger Berman AMT Guardian Portfolio—Class S Shares	Neuberger Berman Management Sub-Advisor: Neuberger Berman	Large cap blend

Oppenheimer Variable Account Funds
Oppenheimer Balanced Fund/VA—Service Shares	OppenheimerFunds	Balanced
Oppenheimer Capital Appreciation Fund/VA—Service Shares	OppenheimerFunds	Large cap growth
Oppenheimer Global Securities Fund/VA—Service Shares	OppenheimerFunds	Large cap growth
Oppenheimer Main Street Fund®/VA—Service Shares	OppenheimerFunds	Large cap blend
Oppenheimer Main Street Small Cap Fund/VA—Service Shares	OppenheimerFunds	Small cap blend

PIMCO Variable Insurance Trust
PIMCO VIT High Yield Portfolio—Administrative Class	Pacific Investment Management Company	High yield bond
PIMCO VIT Real Return Portfolio—Administrative Class	Pacific Investment Management Company	Inflation-indexed bond
PIMCO VIT Total Return Portfolio—Administrative Class	Pacific Investment Management Company	Intermediate term bond

Van Kampen—The Universal Institutional Funds, Inc.
Van Kampen UIF Core Plus Fixed Income Portfolio—Class I Shares	Van Kampen**	Intermediate term bond
Van Kampen UIF Mid-Cap Growth Portfolio—Class I Shares	Van Kampen**	Mid cap growth
Van Kampen UIF U.S. Mid Cap Value Portfolio—Class I Shares	Van Kampen**	Mid cap value
Van Kampen UIF U.S. Real Estate Portfolio—Class I Shares	Van Kampen**	Specialty-real estate
Van Kampen UIF Value Portfolio—Class I Shares	Van Kampen**	Large cap value

Wilshire Variable Insurance Trust
Wilshire 2010 Moderate Fund	Wilshire Associates	Target maturity
Wilshire 2015 Moderate Fund	Wilshire Associates	Target maturity
Wilshire 2025 Moderate Fund	Wilshire Associates	Target maturity
Wilshire 2035 Moderate Fund	Wilshire Associates	Target maturity
Wilshire 2045 Moderate Fund	Wilshire Associates	Target maturity

*	Mellon Equity Associates is an affiliate of Dreyfus.

**	Morgan Stanley Investment Management Inc., which does business in certain instances using the name “Van Kampen,” serves as the investment advisor to the U.S. Mid Cap Value, Value, Core Plus Fixed Income and U.S. Real Estate Portfolios.
Each Ibbotson Portfolio and each Wilshire Portfolio listed in the table above is structured as a “fund of funds.” A “fund of funds” attempts to achieve its investment objective by investing in other investment companies (each, an “Acquired Fund”), which in turn invest directly in securities. Each Ibbotson Portfolio and each Wilshire Portfolio indirectly incurs a proportionate share of the expenses of each Acquired Fund in which it invests. As a result of this fund of funds structure, the Ibbotson Portfolios and the Wilshire Portfolios will likely incur higher expenses than funds that invest directly in securities.

PURCHASE PAYMENTS AND ALLOCATIONS TO INVESTMENT OPTIONS
Overview
You may purchase a Contract only through a registered securities representative.
The Contract is available for tax-qualified annuity purchases and non-tax-qualified annuity purchases. Owners of Tax-Qualified Contracts must be between the ages of 18 and 85 on the Contract effective date. Owners of other contracts must be between the ages of 0 and 85 on the Contract effective date. To determine if you are eligible to purchase a Contract, we will use your age as of your last birthday.
We will allocate Purchase Payments to the available Subaccounts and the Fixed Accumulation Account according to your instructions. You can control the allocation of investments through transfers or through the following investment programs offered by the Company: dollar cost averaging, portfolio rebalancing, and interest sweep. These programs and telephone, facsimile and Internet transfer procedures are described in the Transfers section of this prospectus.
Purchase Payments
Generally you can make one or more Purchase Payments at any time before the Annuity Commencement Date. Purchase Payments must be received by us at our Administrative Office, P.O. Box 5423, Cincinnati, Ohio 45201-5423. Upon request, we will provide you with a receipt as proof of payment.
We must receive the initial Purchase Payment on or before the Contract effective date. We must receive each other Purchase Payment on or before the earliest of:
•	the Annuity Commencement Date;
•	a death for which a Death Benefit is payable; or
•	the date that the Contract is surrendered.
Current Restrictions on Purchase Payment Amounts

	Tax Qualified Contract	Any Other Contract
Minimum amounts
Minimum initial Purchase Payment	$20,000	$20,000
Minimum additional Purchase Payment	$50	$100
Maximum amounts
Maximum single Purchase Payment	$1,000,000 or Company approval	$1,000,000 or Company approval
We reserve the right to increase or decrease the minimum and maximum Purchase Payment amounts, at our discretion and at any time, where permitted by law.
Processing of Purchase Payments
We will apply your initial Purchase Payment to your account using the following rules.
•	If your application form is in good order, we will apply the initial Purchase Payment within 2 business days of receipt of the Purchase Payment.
•	If your application form is not in good order, we will attempt to get the application form in good order within 5 business days. If the application form is not in good order at the end of 5 business days, we will inform you of the reason for the delay in processing your Purchase Payment and that the Purchase Payment will be returned immediately unless you specifically agree that we may keep the Purchase Payment until the application form is in good order. Once the application form is in good order, we will apply the Purchase Payment within 2 business days.
We will apply each additional Purchase Payment to your account as of the Valuation Date on which we receive the Purchase Payment and any related allocation instructions in good order. If any portion of the additional Purchase Payment is allocated to a Subaccount, we will apply it at the next Accumulation Unit Value calculated after we receive the Purchase Payment and related allocation instructions in good order.

Allocations to Investment Options
You can allocate Purchase Payments in whole percentages to any of the available Subaccounts or the Fixed Accumulation Account. Allocation instructions must be made by Written Request.
•	Please review the explanation of a Written Request in the Definitions section of this prospectus.
Current Restrictions on Allocations

Minimum Allocations
Minimum allocation to any Subaccount	$10
Minimum allocation to Fixed Accumulation Account	$10
Allocation During Right to Cancel Period	No current restrictions. We reserve the right to require that Purchase Payment(s) be allocated to the money market Subaccount or to the Fixed Accumulation Account during the right to cancel period.
Allocation When Withdrawal Benefit Rider Active	If you activate either of the optional guaranteed withdrawal benefit riders, your allocations will be limited to certain designated Subaccounts.
We may, in our sole discretion, restrict or prohibit allocations to Subaccounts or the Fixed Accumulation Account from time to time on a nondiscriminatory basis. If at any time the amount allocated to an investment option is less than $500, we reserve the right to transfer the amount to the other investment options. Such a transfer will be in the same proportion as each of the other option’s value is to the total Account Value, as of the end of the Valuation Period that precedes the transfer, less the amount transferred.
Subaccount Options
A list of the currently available Subaccounts is included in the Portfolios section of this prospectus. Interests in the Subaccounts are securities registered with the SEC. You bear the risk of investment gain or loss on amounts allocated to the Subaccounts.
Fixed Accumulation Account
The currently available fixed investment option is the Fixed Accumulation Account. Interests in the Fixed Accumulation Account are not securities and are not registered with the SEC. We guarantee amounts allocated to the Fixed Accumulation Account and the interest credited on those amounts so long as those amounts remain in the Fixed Accumulation Account.
Amounts allocated to the Fixed Accumulation Account will receive a stated rate of interest of at least 1% per year. We may from time to time pay a higher current interest rate for the Fixed Accumulation Account.
The interest rate credited to each Purchase Payment allocated to the Fixed Accumulation Account will not be changed for at least 12 months following the date on which we receive the Purchase Payment. Thereafter, it will not be changed more frequently than once per calendar quarter. The interest rate credited to amounts that you transfer to the Fixed Accumulation Account will not be changed more frequently than once per calendar quarter.
Your Contract contains more information about the Fixed Accumulation Account, including information about how and when interest rates are determined and changed and how and when interest is credited to amounts allocated to the Fixed Accumulation Account.

FEES AND CHARGES
Fees and Charges by the Company
We assess two types of fees and charges.
•	We assess fees and charges to your Contract, which are reflected in your Account Value, but not in Accumulation Unit Values or Benefit Unit Values. These fees and charges are the annual Contract maintenance fee, transfer fees, early withdrawal charges, guaranteed withdrawal benefit rider charges, and premium taxes, as applicable.
•	We also assess charges against the Separate Account. These charges are reflected in the Accumulation Unit Values and Benefit Unit Values. These charges are the administration charge and the applicable mortality and expense risk charge.
Except as described below, we will never charge more to your Contract than the fees and charges described below, even if our actual expenses exceed the total fees and charges collected. If the fees and charges that we collect exceed the actual expenses that we incur, the excess will be profit to us and will not be returned to you.
In the tables below, the term “net asset value” means the amount computed by a Portfolio as the price at which the Portfolio’s shares are purchased and redeemed. It is computed no less frequently than each Valuation Period.
Contract Maintenance Fee
The Contract Maintenance Fee offsets expenses that we incur in issuing the Contracts and in maintaining the Contracts and the Separate Account.

Amount of Fee	$30.00 per year.

When Assessed	• Before the Commencement Date, we deduct this fee as of the Valuation Period after each Contract Anniversary that the Contract is in effect.
• After the Commencement Date, we deduct a portion of the annual fee from each payment.
• We also deduct the full annual fee at the time of a surrender.

Assessed Against What	Amounts invested in the Subaccounts and in the Fixed Accumulation Account.
• Before the Commencement Date, we deduct this fee pro rata from each investment option in which the Contract has an interest at that time.
• After the Commencement Date, we deduct a pro rata portion of the annual fee from each payment.

Waivers	• Before the Commencement Date if the Account Value is at least $50,000 on the date the fee is due.
• After the Commencement Date if the amount applied to a variable dollar benefit is at least $50,000.
• After the Commencement Date where require to satisfy state law.
• In our discretion where we incur reduced sales and servicing expenses.

Transfer Fee
The Transfer Fee offsets costs that we incur in administering the Contracts.

Amount of Fee	• $25 for each transfer in excess of 12 in any Contract Year.

•   We reserve the right to change the amount of this fee at any time or the number of transfers that can be made without incurring the transfer fee. The maximum amount of the fee that we would impose on a transfer is $30.

When Assessed	Before the Commencement Date.

Assessed Against What	Deducted from amount transferred.

Waivers	Currently, the transfer fee does not apply to transfers associated with the dollar cost averaging, interest sweep and portfolio rebalancing programs. Transfers associated with these programs do not count toward the 12 free transfers permitted in a Contract Year. We reserve the right to eliminate this waiver at any time. We also reserve the right to charge fees for automatic transfer and systematic withdrawal programs described in this prospectus, if we determine, in our discretion, that such charges are necessary to offset the costs of administering the programs.
Early Withdrawal Charge
The Early Withdrawal Charge offsets costs that we incur in the sale of the Contracts, including commissions paid to broker dealers and securities representatives and sales literature costs.

Amount of Charge	Up to 8% of each Purchase Payment, depending on the number of years that have elapsed between the date we receive the Purchase Payment and the date we receive the withdrawal, surrender or annuitization request. The early withdrawal charge is calculated as a percentage of the Purchase Payment withdrawn, surrendered or annuitized.

Number of Full Years Elapsed	Early Withdrawal Charge
Less than 1 year	8.00%
1 year	7.00%
2 years	6.00%
3 years	5.00%
4 years	4.00%
5 years	3.00%
6 years	2.00%
7 years or more	None

When Assessed	On withdrawals or surrender before the Commencement Date or annuitization.

Assessed Against What	Purchase Payments only.
• The early withdrawal charge does not apply to a Purchase Payment that has been invested in your Contract for 7 years or longer.
• Early withdrawal charges are not assessed against the portion of your Account Value that represents earnings on your Contract.
We process withdrawals first from the portion of your Account Value that represents Purchase Payments on a “first-in, first-out” basis and then from the portion of your Account Value that represents earnings on your Contract. The order may be different for tax purposes.

Waivers	• Free withdrawal privilege.
• See the Waiver of Early Withdrawal	• If your Contract is issued with a tax sheltered annuity endorsement, you are age 55 or older, you have separated from service, and your Contract has been in force for at least 7 years.
Charges section of this prospectus for more information.	• If your Contract is issued with a tax sheltered annuity endorsement and your Contract has been in force for 10 years or more.
• If Annuity Benefit payments are to be made for life or over a fixed period of at least 10 years.
• Under other special circumstances described in the Waiver of Early Withdrawal Charges section of this prospectus.
• In our discretion where we incur reduced sales and servicing expenses.
• Where required to satisfy federal or state law.

Administration Charge
The Administration Charge offsets expenses that we incur in administering the Contracts and the Separate Account.

Amount of Charge	Daily charge equal to 0.0004113% of the daily net asset value for each Subaccount, which corresponds to an annual effective rate of 0.15%.

When Assessed	Before the Commencement Date and, if variable dollar payments are to be made, after the Commencement Date.

Assessed Against What	Amounts invested in the Subaccounts. This charge does not apply to the Fixed Accumulation Account.

Waivers	May be waived or reduced in our discretion where we incur reduced sales and servicing expenses.
Mortality and Expense Risk Charge
The Mortality and Expense Risk Charge compensates us for assuming mortality and expense risks under the Contract.
•	We assume mortality risks because we are obligated under the Contracts to make Annuity Benefit payments and Death Benefit payments.
•	We assume expense risks because our actual expenses in administering the Contracts and the Separate Account could exceed the amount recovered through the Contract maintenance fees, transfer fees and administration charges.

Amount of Charge	Standard Contract
Daily charge equal to x.xxxxxxx% of the daily net asset value for each Subaccount, which corresponds to an effective annual rate of 1.10%.
Contract with optional Enhanced Death Benefit Rider
Daily charge equal to x.xxxxxxx% of the daily net asset value for each Subaccount, which corresponds to an effective annual rate of 1.30%.

When Assessed	Before the Commencement Date.

Assessed Against What	Amounts invested in the Subaccounts. This charge does not apply to the Fixed Accumulation Account.

Waivers	May be waived or reduced in our discretion where we incur reduced sales and servicing expenses.
Guaranteed Lifetime Withdrawal Benefit Rider Charge
The Guaranteed Lifetime Withdrawal Benefit Rider Charge offsets expenses that we incur in administering the Rider and compensates us for assuming the mortality and expense risks under the Rider.

Amount of Charge	Rider
Annual charge equal to x.xx% of the Benefit Base Amount
Rider with Spousal Benefit
Annual charge equal to x.xx% of the Benefit Base Amount.
[to be updated by pre-effective amendment]

We may change the Rider charge for your Rider at any time or times that you reset the Benefit Base Amount or you take an Excess Withdrawal. We may also change the Rider charge for your Rider if the Spousal Benefit is not in effect and the Insured’s spouse becomes the Owner or successor owner of the Contract. The annual charge for any version of the Rider will never exceed x.xx% of the Benefit Base Amount.

When Assessed	• Annually at the end of each Contract Year that the Rider is in effect.
• Upon termination of the Rider, we will assess a prorated charge.

Assessed Against What	Benefit Base Amount.

Guaranteed Minimum Withdrawal Benefit Rider Charge
The Guaranteed Minimum Withdrawal Benefit Rider Charge offsets expenses that we incur in administering the Rider and compensates us for assuming the mortality and expense risks under the Rider.

Amount of Charge	Annual charge equal to x.xx% of the Benefit Base Amount.

We may change the Rider charge for your Rider at any time or times that you reset the Benefit Base Amount or you take an Excess Withdrawal. We may also change the Rider charge for your Rider if your spouse becomes the Owner or successor owner of the Contract. The annual charge for the Rider will never exceed x.xx% of the Benefit Base Amount.

When Assessed	• Annually at the end of each Contract Year that the Rider is in effect.
• Upon termination of the Rider, we will assess a prorated charge.

Assessed Against What	Benefit Base Amount.
Daily Charges in Leap Years
Because the administration charge and the mortality and expense risk charge are assessed on a daily basis, the effective annual rate of these charges may be slightly higher in leap years.
Premium Taxes
Currently some state governments impose premium taxes on annuities. These taxes currently range from zero to 3.5% depending upon the jurisdiction. A federal premium tax has been proposed but not enacted. We will deduct any applicable premium taxes from the Purchase Payments or the Account Value at the time that the tax is imposed.
Expenses of the Portfolios
In addition to fees and charges by the Company, each Portfolio incurs management fees and other expenses that are described in the prospectus and statement of additional information for the Portfolio. Portfolio expenses, like Separate Account expenses, are reflected in Accumulation Unit Values and Benefit Unit Values.
Waiver of Early Withdrawal Charges
Waivers under the Free Withdrawal Privilege
The free withdrawal privilege lets you withdraw some money from your Contract without deduction of an early withdrawal charge. The total amount that you can withdraw or surrender during the same Contract Year under this privilege is 10% of the Purchase Payments that would otherwise be subject to the early withdrawal charge.
You may not carry over any unused part of your free withdrawal privilege from one Contract Year to the next.
Waivers for Contracts with a Tax Sheltered Annuity Endorsement
We will waive the early withdrawal charges that would otherwise apply if your Contract is issued with a tax sheltered annuity endorsement and, at the time that you withdraw money from your Contract or surrender your Contract:
•	you are at least 55 years old;
•	you have separated from service; and
•	your Contract has been in force for at least 7 years.
We will also waive the early withdrawal charges that would otherwise apply if your Contract is issued with a tax sheltered annuity endorsement and, at the time that you withdraw money from your Contract or surrender your Contract, your Contract has been in force for 10 years or more.
Waivers for Certain Annuitizations
We will waive the early withdrawal charges that would otherwise apply if you annuitize your Contract for life or for a fixed period of at least 10 years.

Long Term Care Waiver
We will waive the early withdrawal charge that would otherwise apply if:
•	your Contract is modified by the Long Term Care Waiver Rider;
•	you are confined in a qualifying hospital or long-term care facility;
•	the confinement is prescribed by a physician and is medically necessary;
•	the first day of the confinement is at least one year after the Contract effective date; and
•	the confinement has continued for a period of at least 90 consecutive days.
Please see the rider for a complete explanation of the applicable terms and conditions. You must provide us with satisfactory proof that you meet these conditions before the date of the withdrawal or surrender. There is no charge for this rider, but it may not be available in all states
Other Waivers
•	If the Social Security Administration determines, after the Contract effective date and before the applicable withdrawal or surrender, that you are “disabled” as that term is defined in the Social Security Act of 1935, as amended, we will waive the early withdrawal charges that would otherwise apply.
•	If your spouse becomes the successor owner of your Contract and surrenders the Contract, we will waive the early withdrawal charges that would otherwise apply.
Discretionary Waivers of Fees or Charges
To determine if we will waive a fee or charge, in part or in full, due to reduced sales and servicing expenses, we will look at the relevant factors including the total amount of Purchase Payments to be received, and any prior or existing relationship with us. We would expect to incur reduced sales and servicing expenses in connection with Contracts offered to our employees and employees of our subsidiaries and/or affiliates. There may be other circumstances, of which we are not presently aware, that could result in reduced sales and servicing expenses. In no event will we waive a charge where the waiver would be unfairly discriminatory to any person.

TRANSFERS
Transfers
Before the Commencement Date, you may transfer amounts among Subaccounts and/or between Subaccounts and the Fixed Accumulation Account. If you activate the Guaranteed Lifetime Withdrawal Benefit Rider or the Guaranteed Minimum Withdrawal Benefit Rider, transfers will be limited to certain designated Subaccounts.
A transfer is effective on the Valuation Date during which we receive the request for transfer. We will process transfers to or from a Subaccount at the next Accumulation Unit Value calculated after we receive the transfer request in good order.
Current Restrictions on Transfers

Minimum transfer amounts and other restrictions
Minimum transfer from any Subaccount	$500 or balance of Subaccount, if less
Minimum transfer from the Fixed Accumulation Account	$500 or balance of the Fixed Accumulation Account, if less You may not transfer amounts from the Fixed Accumulation Account during the first Contract Year. Amounts transferred from the Fixed Accumulation Account to Subaccounts may not be transferred back to the Fixed Accumulation Account for a period of 12 months from the date of the original transfer.
Maximum transfer amounts and other restrictions
Maximum transfer from the Fixed Accumulation Account	Transfers from the Fixed Accumulation Account during a Contract Year may not exceed the greater of 20% of your fixed account value as of the most recent Contract Anniversary or $1,000. You may transfer amounts from the Fixed Accumulation Account only during the 30-day period following a Contract Anniversary.
We may, in our sole discretion, restrict or prohibit any type of transfer or the availability of any Subaccount or the Fixed Accumulation Account on a nondiscriminatory basis. We may modify our transfer procedures at any time and at our sole discretion. If the amount allocated to a Subaccount is less than $500, we reserve the right to transfer the amount to the other Subaccounts and the Fixed Accumulation Account. If the amount allocated to the Fixed Accumulation Account is less than $500, we reserve the right to transfer the amount to the Subaccounts.
How to Request a Transfer
Currently, you may make a transfer request by any of the following methods:
•	by Written Request;
•	by telephone at 1-800-789-6771;
•	by facsimile at 513-412-3766; or
•	over the Internet through our web site at www.gafri.com.
•	Please review the explanation of a Written Request in the Definitions section of this prospectus.
All transfer requests must comply with the terms of the Contract. We accept transfer instructions once each Valuation Period. Once instructions have been accepted, they may not be rescinded; however, new instructions may be given the following Valuation Period.
You may place transfer requests by telephone, by facsimile or over the Internet between 9:30 a.m. and 4:00 p.m. Access to these alternate methods of placing transfer requests, particularly through our web site, may be limited or unavailable during periods of peak demand, system upgrading and maintenance, or for other reasons. We may withdraw the right to make transfers by telephone, facsimile or over the Internet upon 10 days’ written notice to affected Contract Owners.

We will employ reasonable procedures to determine that telephone, facsimile or Internet instructions are genuine. If we do not employ such procedures, we may be liable for losses due to unauthorized or fraudulent instructions. These procedures may include, among others, tape recording telephone instructions or requiring use of a unique password or other identifying information.
We will not be liable for complying with transfer instructions that we reasonably believe are genuine, or for any loss, damage, cost or expense in acting on such instructions. In addition, we will not be liable for refusing to comply with transfer instructions that we reasonably believe are not genuine, or for any loss, damage, cost or expense for failing to act on such instructions. You or the person controlling payments will bear the risk of such loss.
Automatic Transfer Programs
Before the Commencement Date, we offer the automatic transfer services described below. To enroll in one of these programs, you will need to complete the appropriate authorization form, which you can obtain from us by calling 1-800-789-6771. There are risks involved in switching among the investment options available under the Contract.
Currently, the transfer fee does not apply to dollar cost averaging, portfolio rebalancing, or interest sweep transfers, and transfers under these programs will not count toward the 12 transfers permitted under the Contract without a transfer fee charge.

[to be updated by pre-effective amendment]

Minimum Account
Service	Description	Requirements	Limitations/Notes
Dollar Cost Averaging
Dollar cost averaging requires regular investments regardless of fluctuating price levels and does not guarantee profits or prevent losses in a declining market. You should consider your financial ability to continue dollar cost averaging transfers through periods of changing price levels.
	Automatic transfers from the money market Subaccount to any other Subaccount(s), or automatic transfers from the Fixed Accumulation Account to any Subaccount(s). You may select monthly or quarterly transfers under this program.	Source of funds must be at least $10,000. Minimum transfer per month is $500. When balance of source of funds falls below $500, entire balance will be allocated according to dollar cost averaging instructions.	Dollar cost averaging transfers may not be made to the Fixed Accumulation Account. Dollar cost averaging transfers will take place on the last Valuation Date of each calendar month or quarter.

Portfolio Rebalancing Portfolio rebalancing does not guarantee profits or prevent losses in a declining market.	Automatic transfers among the Subaccounts and the Fixed Accumulation Account to maintain the percentage allocations that you have selected.	Minimum Account Value of $10,000.	Transfers will take place on the last Valuation Date of each calendar quarter. Portfolio rebalancing will not be available if the dollar cost averaging program or an interest sweep from the Fixed Accumulation Account is being utilized.

Interest Sweep	Automatic transfers of the income from the Fixed Accumulation Account to any Subaccount(s).	Balance of the Fixed Accumulation Account must be at least $5,000. Maximum transfer from the Fixed Accumulation Account is 20% of your fixed account value per year. Amounts transferred under the interest sweep program will reduce the 20% maximum transfer amount otherwise allowed.	Interest sweep transfers will take place on the last Valuation Date of each calendar quarter.
Changes in or Termination of Automatic Transfer Programs
You may change any automatic transfer instructions that are in place or may terminate your participation in any of the automatic transfer programs at any time. To change your instructions or to terminate your participation, you must send us a Written Request by U.S. or overnight mail or by facsimile at 513-412-3766. You must give us at least 30 days’ notice to change any automatic transfer instructions that are already in place or to terminate your participation in an automatic transfer program.
•	Please review the explanation of a Written Request in the Definitions section of this prospectus.
We may terminate, suspend or modify any aspect of the automatic transfer programs described above without prior notice to you, as permitted by applicable law.
We may also impose an annual fee for participation in an automatic transfer program or increase the current annual fee, as applicable, in such amount(s) as we may then determine to be reasonable. The maximum amount of the annual fee that we would impose for participating in each automatic transfer program is $30.

Transfer Restrictions Related to Active Trading Strategies
Neither the Contract described in this prospectus nor the underlying Portfolios are designed to support active trading strategies that involve frequent movement between or among Subaccounts (sometimes referred to as “market-timing” or “short-term trading”). Persons who intend to use an active trading strategy should consult a financial advisor and request information on variable annuity contracts that offer underlying Portfolios designed specifically to support active trading strategies.
We have implemented several processes and/or restrictions aimed at eliminating the negative impact of active trading strategies. Appendix C to this prospectus contains more information about these processes and restrictions.

WITHDRAWALS AND SURRENDERS
Withdrawals
You may take withdrawals from your Contract at any time before the earliest of:
•	the Annuity Commencement Date;
•	a death for which a Death Benefit is payable; or
•	the date that the Contract is surrendered.
Withdrawals must be made by Written Request.
•	Please review the explanation of a Written Request in the Definitions section of this prospectus.
The amount available for withdrawal will be the Surrender Value of your Contract as of the end of the Valuation Period in which we receive your withdrawal request. This amount may be limited by tax law or employer plans restrictions on withdrawals. The amount of each withdrawal must be at least $500. No withdrawal can be made that would reduce the Surrender Value of your Contract to less than $500. Benefit payments under the Guaranteed Lifetime Withdrawal Benefit Rider or the Guaranteed Minimum Withdrawal Benefit Rider are exempt from these limits.
A withdrawal will result in the cancellation of Accumulation Units from each of the applicable Subaccounts and/or a reduction in the value of your interest in the Fixed Accumulation Account. Unless the Written Request states otherwise, the reduction in each Subaccount and the Fixed Accumulation Account will be in the same proportion as the reduction in the total Account Value. If you wish to specify the investment options from which the withdrawal is to be taken and the amount to be taken from each specified investment option, you must include this information in the Written Request.
A withdrawal is effective on the Valuation Date during which we receive the Written Request for withdrawal in good order. A withdrawal that results in the cancellation of Accumulation Units will be processed at the next Accumulation Unit Value calculated after we receive the Written Request in good order.
An amount paid on a withdrawal may be paid as a tax-free exchange, transfer or rollover to or for an annuity or tax-qualified account as permitted by federal tax law. If you take a withdrawal from your Contract before age 59 1/2, a penalty tax may be applicable. Generally the penalty tax is 10% of the amount withdrawn or surrendered (25% for certain SIMPLE IRAs).
Surrenders
You may surrender your Contract in full at any time before the earlier of:
•	the Annuity Commencement Date; or
•	a death for which a Death Benefit is payable.
A surrender must be made by Written Request.
•	Please review the explanation of a Written Request in the Definitions section of this prospectus.
A full surrender will terminate the Contract including any applicable riders. The amount available for surrender will be the Surrender Value at the end of the Valuation Period in which the Written Request for surrender is received by us
A surrender is effective on the Valuation Date during which we receive the Written Request for surrender in good order. A surrender that results in the cancellation of Accumulation Units will be processed at the next Accumulation Unit Value calculated after we receive the Written Request in good order.
An amount paid on a surrender may be paid as a tax-free exchange, transfer or rollover to or for an annuity or tax-qualified account as permitted by federal tax law. If you surrender your Contract before age 59 1/2, a penalty tax may be applicable. Generally the penalty tax is 10% of the amount withdrawn or surrendered (25% for certain SIMPLE IRAs).

Deferral of Payment
We have the right to suspend or delay the date of payment of a withdrawal or surrender from the Subaccounts at certain times. We may do this for any period:
•	when the New York Stock Exchange is closed or when trading on the New York Stock Exchange is restricted;
•	when the SEC determines that an emergency exists as a result of which the disposal of securities in the Separate Account is not reasonably practicable or it is not reasonably practicable to determine fairly the value of the net assets in the Separate Account; or
•	when the SEC permits a suspension or delay in payment for the protection of security holders.
As permitted under certain state laws, we also reserve the right to delay the processing and payment of a withdrawal or surrender from the Fixed Accumulation Account. We may delay processing and payment for up to 6 months after we receive your Written Request for a withdrawal or surrender from the Fixed Accumulation Account. If we delay processing and payment, we will comply with applicable state law.
Systematic Withdrawal
Before the Annuity Commencement Date, you may elect to automatically withdraw money from your Contract. Your Account Value must be at least $10,000 in order to make a systematic withdrawal election. The minimum monthly amount that can be withdrawn is $100.
You may begin or discontinue systematic withdrawals at any time by Written Request. You must give us at least 30 days’ notice to change any systematic withdrawal instructions that are currently in place. We reserve the right to discontinue offering systematic withdrawals at any time.
•	Please review the explanation of a Written Request in the Definitions section of this prospectus.
Currently, we do not charge a fee to participate in a systematic withdrawal program. However, we reserve the right to impose an annual fee in such amount as we may then determine to be reasonable for participation in the systematic withdrawal program. If imposed, the fee will not exceed $30 annually.
Before electing a systematic withdrawal program, you should consult with a financial advisor. Systematic withdrawal is similar to annuitization, but will result in different taxation of payments and potentially a different amount of total payments over the life of your Contract than if annuitization were elected. Systematic withdrawals will reduce the amount available under the Free Withdrawal Privilege described above. An early withdrawal charge may apply to a withdrawal made under a systematic withdrawal program.
For more information about a systematic withdrawal program, contact us at our Administrative Office, P.O. Box 5423, Cincinnati, Ohio 45201-5423, or call us at 1-800-789-6771.

GUARANTEED LIFETIME WITHDRAWAL BENEFIT
Introduction
We offer a Guaranteed Lifetime Withdrawal Benefit through a rider (the “Rider”) to your Contract. If you choose to activate the Rider, it will provide guaranteed withdrawal rights for the life of the Insured. You will be entitled to take withdrawals from your Contract equal to the Benefit amount even if the Contract values are zero.
•	The Rider may not be available in all states. For additional information about the availability of the Rider, contact us at our Administrative Office, P.O. Box 5423, Cincinnati OH 45201-5423, 1-800-789-6771.
Definitions
•	Benefit

A guaranteed withdrawal benefit that is available under the Benefits section of the Rider.

•	Benefit Base Amount

The amount on which Benefit payments and Rider charges are based.

•	Benefit Start Date

The first day that a Benefit under the Rider is to be paid.

•	Designated Subaccount

Each Subaccount that we designate from time to time to hold Contract values on which Benefits may be based.

•	Excess Withdrawal

An Excess Withdrawal is:
1)	any withdrawal from the Contract after the Rider Effective Date and before the Benefit Start Date; and

2)	a withdrawal from the Contract on or after the Benefit Start Date to the extent that the withdrawal exceeds the Benefit amount that is available on the date of payment.
A withdrawal to pay Rider charges is never considered an Excess Withdrawal. A withdrawal to meet the federal “required minimum distribution” rules is never considered an Excess Withdrawal.

•	Insured

The person whose lifetime is used to measure the Benefits under the Rider. The Insured on the Rider Issue Date is set out on the Rider Specifications page.
•	If you are the individual who is the Owner of the Contract on the Rider Issue Date, you are the Insured, without regard to any joint owner.

•	If an Owner is not a human being, then the individual who is the Annuitant under the Contract is the Insured, without regard to any joint Annuitant.

•	The Insured cannot be changed after the Rider Issue Date. There is one exception to this rule. If the spouse of the person who is the Insured on the Rider Issue Date becomes the sole Owner or successor owner of the Contract before the Benefit Start Date, then that spouse will become the Insured.
•	Reset Date

Each of the following dates is a Reset Date:
1)	the Rider Effective Date;

2)	a Contract Anniversary on which you elect to reset the Benefit Base Amount;

3)	if a Spousal Benefit is not in effect and your Account Value is less than the Benefit Base Amount, any date before the Benefit Start Date on which the spouse of the Insured becomes the Owner of the Contract other than by reason of the Insured’s death; and

4)	if a Spousal Benefit is not in effect, any date before the Benefit Start Date on which the spouse of the Insured becomes the successor owner of the Contract.
•	Rider Effective Date

The Contract Effective Date or Contract Anniversary on which you activate the Rider.

•	Rider Issue Date

The date that the Rider is issued with or is added to your Contract. The Rider Issue Date is set out on the Rider Specifications Page.

•	Spousal Benefit

When elected, a Benefit available to the Spouse if the Insured dies after the Benefit Start Date. If you wish to add the Spousal Benefit to the Rider, you must elect this benefit at the time that you activate the Rider.

•	Spouse

The person who is the spouse of the Insured as of the Benefit Start Date.
•	A person will cease to be considered the Spouse at any time that the marriage of the Insured and that person is terminated other than by the Insured’s death.

•	A new Spouse cannot be substituted after the Benefit Start Date. There is one exception to this rule. If the spouse of the Insured becomes the Owner of the Contract, the original Insured may be considered the Spouse for purposes of the Rider.
•	Written Request

Information provided to us or a request made to us that is:
•	complete and satisfactory to us;

•	on our form or in a manner satisfactory to us; and

•	received by us at our Administrative Office, P.O. Box 5423, Cincinnati, Ohio 45201-5423.
To obtain one of our forms, contact us at the above address, or call us at 1-800-789-6771.

A Written Request may, at our discretion, be made by telephone or electronic means.

We will treat a Written Request as a standing order. It may be modified or revoked only by a subsequent Written Request, when permitted by the terms of the Contract. A Written Request is subject to (1) any payment that we make before we acknowledge the Written Request and (2) any other action that we take before we acknowledge the Written Request.
Activation of the Rider
You may elect to activate the Rider on the Contract effective date or on any Contract Anniversary. To activate the Rider, you must make a Written Request before the date on which the Rider is to take effect. The Rider is not effective until you activate it.
Once the Rider is activated, you may not participate in the dollar cost averaging or interest sweep programs otherwise available under the Contract.
You may not activate the Rider if:
•	you are the Insured and you are age 86 or older;
•	another person is the Insured and that person is age 86 or older;
•	you have not allocated or transferred your Account Value to the Designated Subaccounts;
•	the Guaranteed Minimum Withdrawal Benefit Rider is in effect;
•	an event has occurred that would terminate the Rider; or
•	we are no longer issuing the Rider with any new annuity contracts and we prohibit further activations on a nondiscriminatory basis.
•	Reminder: Generally, the individual who owns the Contract is the Insured.
We will notify you if we stop issuing the Rider and prohibit further activations. You may decline the Rider at any time by Written Request.

Required Allocations to Designated Subaccounts
On the Rider Effective Date, your Account Value must be held in one or more Designated Subaccount(s) that you select.
If at that time any part of your Account Value is held in some other Subaccount or the Fixed Accumulation Account, we will reject your request to activate the Rider and you will not be able to activate the Rider until the following Contract Anniversary.
After the Rider Effective Date, you may transfer your Account Value only among the Designated Subaccounts.
The Designated Subaccounts are:
•	Ibbotson Balanced ETF Asset Allocation Portfolio-Class II
•	Ibbotson Conservative ETF Asset Allocation Portfolio-Class II
•	Ibbotson Growth ETF Asset Allocation Portfolio-Class II
•	Ibbotson Income and Growth ETF Asset Allocation Portfolio-Class II
These allocation rules do not apply to amounts held as collateral for a loan under your Contract. The rules applicable to loan collateral are explained in “Rider Provisions Related to Loans” section below.
•	Additional information about the Designated Subaccounts is located in The Portfolios section and Appendix B of this prospectus. Additional information about how to transfer between investment options is located in the Transfers section of this prospectus.
Rider Charge
There is a charge for the Rider for each Contract Year that the Rider is in effect. Currently, the charge for a Contract Year is x.xx% of the Benefit Base Amount.
For purposes of calculating the Rider charge, we will determine the Benefit Base Amount as of the date immediately before the date that we assess the charge. We will assess the Rider charge for a Contract Year at the end of that Contract Year. We will also assess a prorated portion of the Rider charge for a Contract Year upon surrender of the Contract or other termination of the Rider.
We will take the Rider charge by withdrawing amounts proportionally from the Designated Subaccounts to which you have allocated your Account Value at the time the charge is taken. No early withdrawal charge or other charge or fee will be deducted on account of a withdrawal to pay Rider charges.
We may change the charge for your Rider at any time or times that:
•	you activate the Rider on a date other than the Contract effective date;
•	you elect to reset the Benefit Base Amount;
•	you take an Excess Withdrawal; or
•	your spouse becomes the Owner or successor owner of your Contract if the Spousal Benefit is not in effect.
The Rider charge will never exceed x.xx% of the Benefit Base Amount. If we change the Rider charge, the new Rider charge may apply to any Contract Year for which we have not yet assessed the charge.
We will permanently waive the Rider charge once your Account Value is fully depleted directly as a result of withdrawals for Benefit payments and Rider charges.

Benefit Start Date
To begin taking the lifetime withdrawal Benefit, you must first designate a Benefit Start Date.
•	If you are the Insured, you must be at least 55 years old on the Benefit Start Date.
•	If another person is the Insured, that person must be at least 55 years old on the Benefit Start Date.
•	If a Spousal Benefit is in effect, both the Insured and the Spouse must be at least 55 years old on the Benefit Start Date.
•	The Benefit Start Date may not be after the date that the Rider terminates.
•	Reminder: Generally, the individual who owns the Contract is the Insured and his or her husband or wife on the Benefit Start Date is the Spouse.
To designate the Benefit Start Date, you must make a Written Request. We must receive this request at least 30 days before the date that the first Benefit payment is to be made.
You must pay off all loans under the Contract on or before the Benefit Start Date.
Benefit Payments
We will make Benefit payments upon your Written Request. You may request Benefit payments at any time or times on or after the Benefit Start Date.
•	A Benefit payment may be an amount up to the full Benefit amount available on the payment date.
•	A Benefit payment may not be less than $50.
A Benefit payment may be paid to or for another annuity or tax-qualified account in an exchange, transfer, or rollover to the full extent allowed by federal tax law.
Until your Account Value is exhausted, we will pay Benefits in the form of withdrawals from your Contract. We will make these withdrawals proportionally from the Designated Subaccounts to which you have allocated your Account Value as of the date the Benefit payment is made. After your Account Value is exhausted, we will pay Benefits under the Rider itself.
Benefit Amount
The Benefit amount is the largest total amount that can be taken as a Benefit payment. It is determined each time that a Benefit payment is to be made.
The Benefit amount for a full Contract Year is determined as follows.
•	Determine the applicable Benefit Percentage (4.0% or 5.0%) from the table below.
•	[adjustment information].
•	Multiply the resulting percentage by the Benefit Base Amount on the date that the payment is to be made.
The Benefit amount for the Contract Year that includes the Benefit Start Date will be prorated. The Benefit amount available for a Contact Year but not taken during that Contract Year may not be carried over to the next Contract Year.
The Benefit amount at any point in time is equal to:
•	the Benefit amount as then determined for the current Contract Year; less
•	the amount of any Benefit payment previously made during the current Contract Year.

Benefit Percentage
On the Benefit Start Date, the Benefit Percentage is set and will not change.
•	If you are the Insured, the Benefit Percentage is based on your age on the Benefit Start Date.
•	If another person is the Insured on the Benefit Start Date, the Benefit Percentage is based on the Insured’s age on the Benefit Start Date.
•	If the Spousal Benefit is in effect and the Spouse is younger than the Insured, the Benefit Percentage is based on the Spouse’s age on the Benefit Start Date.

Age on Benefit Start Date	Benefit Percentage
At least age 55 but under age 59 1/2	4.0%
Age 59 1/2 or older	5.0%
•	Reminder: Generally, the individual who owns the Contract is the Insured and his or her husband or wife on the Benefit Start Date is the Spouse.
Benefit Base Amount
The Benefit Base Amount is determined as follows.
•	Determine the Account Value on the most recent Reset Date.
•	Add Purchase Payments that we have received since the most recent Reset Date.
•	Add Rollup Amounts credited since the most recent Reset Date.
•	Subtract an adjustment for each Excess Withdrawal, if any, since the most recent Reset Date.
•	Examples of how an Excess Withdrawal impacts the Benefit under the Rider are included at the end of this section of the prospectus.
Although Benefit payments up to the Benefit amount do not reduce the Benefit Base Amount, they generally reduce Contract values, the Death Benefit, and the amount available for annuitization.
Rollup Amounts
We will credit rollup amounts to the Benefit Base Amount at the end of each full Contract Year that is included in a rollup period.
A rollup period begins on any Reset Date that is before the Benefit Start Date and ends on the earliest of:
•	the completion of 10 Contract Years, measured from the most recent Reset Date;

•	the date that you take an Excess Withdrawal; or

•	the Benefit Start Date.
The rollup amount for a Contract Year is calculated as follows.
•	Start with the rollup percentage of 6.0%.

•	[adjustment information].

•	Multiply the resulting percentage by the rollup base.
The rollup base for a Contract Year is calculated as follows.
•	Determine the Account Value on the most recent Reset Date.

•	Add Purchase Payments that we have received since the most recent Reset Date but before the beginning of that Contract Year.

•	Add Purchase Payments that we have received during that Contract Year multiplied by a fraction representing the remaining portion of that Contract Year.

•	Subtract any amount not held in a Designated Subaccount at the end of that Contract Year.

Excess Withdrawal Adjustments
The adjustment for an Excess Withdrawal is calculated as follows.
•	Determine the percentage reduction in the Account Value on account of the Excess Withdrawal and any related early withdrawal charge or other charge or fee related to the Excess Withdrawal.

•	Multiply this percentage by the Benefit Base Amount immediately before the Excess Withdrawal.
If you take an Excess Withdrawal in a Contract Year, we will not credit any Rollup Amount to the Benefit Base Amount at the end of that Contract Year. [impact on adjustment] An Excess Withdrawal that reduces the Benefit Base Amount below $1,250 will result in termination of the Rider.
If you take an Excess Withdrawal and the then current charge for new issues of this Rider is higher than the charge that we are then assessing for your Rider, the Excess Withdrawal will trigger an increase in the Rider charge. The increase in the Rider charge will be effective for any Contract Year for which the charge has not yet been taken.
Resetting the Benefit Base Amount
For each Contract Anniversary that the Rider is in effect, you may elect to reset the Benefit Base Amount to the Account Value on that Contract Anniversary. A reset election must be made by Written Request. We must receive this Written Request no later than 30 days after the applicable Contract Anniversary.
If you elect to reset the Benefit Base Amount and the then current charge for new issues of this Rider is higher than the charge that we are then assessing for your Rider, the reset will trigger an increase in the Rider charge. The increase in the Rider charge will be effective for any Contract Year for which the charge has not yet been taken.
You may choose to automatically reset the Benefit Base Amount equal to your Account Value, if higher, on each Contract Anniversary. An automatic reset election must be made by Written Request and will take effect on the next Contract Anniversary. If an automatic reset triggers an increase in the Rider charge, we will send you a notice of the new Rider charge and provide you with the opportunity to opt-out of the reset that triggered the increase. To make an opt-out election, you must send us a Written Request and we must receive the Written Request no later than 30 days from the date of the notice. An opt-out election will end your participation in the automatic reset program. You may voluntarily terminate your participation in the automatic reset program at any time by Written Request.
Impact of Required Minimum Distribution on Benefit
At a minimum, the Benefit for a Contract Year will never be less than the Internal Revenue Code “required minimum distribution” for the calendar year that ends with or within the Contract Year. For this purpose, we will compute the required minimum distribution based on the values of the Contract without considering any other annuity or tax-qualified account. The required minimum distribution will be reduced by all prior withdrawals or Benefit payments from the Contract made in such calendar year. In calculating the required minimum distribution for this purpose, we may choose to disregard changes in the federal tax law that are made after the Rider Issue Date if such changes would increase the required minimum distribution. We will notify you if we make this choice. If we choose to disregard changes in federal tax law that would increase the required minimum distribution, then you will need to satisfy this increase either from another annuity or tax-qualified account or by taking an Excess Withdrawal from the Contract.
Termination of Benefit Payments
The right to take Benefit payments will end on the earliest of:
•	the date that the Insured dies, if the Spousal Benefit is not in effect;
•	the date that the Insured dies if the Spousal Benefit is in effect but no Spouse survives the Insured;
•	the date that the Spouse dies, if the Spousal Benefit is in effect and the Spouse survives the Insured;
•	the completion of the maximum period that a benefit can be paid under the applicable rules of the Internal Revenue Code or similar provisions of the federal tax law; or
•	the date that the Rider terminates.

Spousal Benefit
The Rider will provide withdrawal rights for the Spouse of the Insured if you elect the Spousal Benefit at the time that you activate the Rider. To elect the Spousal Benefit, you must make a Written Request.
The Spousal Benefit allows a surviving Spouse to continue to receive, for the duration of his or her lifetime, a withdrawal Benefit provided the following conditions are satisfied:
•	you added the Spousal Benefit at the time that you activated the Rider;
•	the Spouse and the Insured are still married when the Insured dies; and
•	the Spouse is the sole Beneficiary and elects to become the successor owner of the Contract.
The Spousal Benefit will only be of value if all of these conditions are satisfied.
There is an additional charge for the Spousal Benefit. Currently, the additional charge for the Spousal Benefit for a Contract Year is x.xx% of the Benefit Base Amount. The charge for the Rider with the Spousal Benefit will never exceed x.xx% of the Benefit Base Amount.
The Spouse’s right to a withdrawal Benefit will continue until his/her death or the termination of the Rider, whichever is first.
If, during the life of the Insured and after the Benefit Start Date, the marriage terminates due to divorce, dissolution or annulment, or death of the Spouse, the Spousal Benefit will end. Once the Spousal Benefit has ended, it may not be re-elected or added to cover a subsequent spouse.
The election of the Spousal Benefit will not change the death benefit provisions of your Contract.
Additional Adjustments
[information about additional adjustments to benefits and related changes to rider terms]
Impact of the Rider on the Contract
Purchase Payments. If you activate the Rider, the following restrictions on Purchase Payments will apply.
•	Following the Rider Effective Date, we may decline to accept Purchase Payments to the Contract in excess of $50,000 per Contract Year.
•	Before or after the Rider Effective Date, we may decline to accept any additional Purchase Payments to the Contract if we are no longer issuing annuity contracts with the Rider unless you decline or terminate the Rider. In this case, we will notify you that you must decline or terminate the Rider before we will accept any additional Purchase Payments to the Contract.
•	We reserve the right to impose additional restrictions on Purchase Payments after the Benefit Start Date.
•	If your Account Value is completely exhausted by payments of Rider charges or Benefit payments or your Account Value falls to zero due to a decline in the market, you may not make any additional Purchase Payments but your Contract will not terminate until the Rider terminates.
Annuity Benefit. The Annuity Benefit under your Contract will be not less than the Benefit amount determined as of the original Annuity Commencement Date shown on the Contract specifications page if:
•	the original Annuity Commencement Date is after your Benefit Start Date;
•	the Rider is in effect when you annuitize your Contract;
•	you annuitize your Contract on or after the original Annuity Commencement Date;
•	your Account Value is greater than zero when you annuitize your Contract; and
•	you elect to annuitize your Contract with annual payments under a lifetime benefit option.

Rider Provisions Related to Loans
If your Contract allows loans:
•	an offset of a defaulted loan after the Rider Effective Date will be considered an Excess Withdrawal;
•	all rights under the Rider will terminate if you fail to pay off all loans by the Benefit Start Date; and
•	no new loans may be taken after the Benefit Start Date so long as the Rider is in effect.
In addition, special allocation rules apply to amounts held as collateral for loans. These rules are summarized in the table below.

Time/Period	Transfer Rule
At the time of activation	You are not required to transfer to a Designated Subaccount the portion of your Account Value that is then needed as collateral for a Contract loan.

From time to time after activation and before the Benefit Start Date	We may require you to transfer to a Designated Subaccount the portion of your Account Value that is no longer needed as collateral for a Contract loan. You must make this transfer within 30 days of our written notice to you of this requirement, or the Rider will terminate.

On or before the Benefit Start Date	You must pay off the Contract loan and transfer to a Designated Subaccount the portion of your Account Value that is no longer needed as collateral. If you do not pay off the Contract loan and make the required transfer, the Rider will terminate.
Impact of Rider Benefit Payments and Charges
Withdrawals made from the Contract to pay Benefits or to pay charges for the Rider will be subject to all of the terms and conditions of the Contract, except as explained below:
•	the amount withdrawn will not be subject to an early withdrawal charge;
•	the amount withdrawn may be less than $500;
•	the amount withdrawn may reduce your Account Value below $500;
•	we will not terminate the Contract if the amount withdrawn reduces your Account Value below $500; and
•	the amount withdrawn may completely exhaust your Account Value.
Withdrawals to pay Benefits will reduce the amount that may otherwise be taken without an early withdrawal charge or other charge or fee pursuant to the Free Withdrawal Privilege.
Termination of the Rider
All rights under the Rider will terminate upon any one of the following to happen:
•	your Written Request to decline or terminate the Rider;
•	a failure to hold funds in the Designated Subaccounts;
•	an Excess Withdrawal from the Contract that reduces the Benefit Base Amount below $1,250;
•	the complete payment of all Benefits that are due under the Rider;
•	the surrender or annuitization of the Contract;
•	a death that would give rise to a Death Benefit under the Contract, unless the Spouse of the Insured becomes the successor owner of the Contract before the Benefit Start Date or when a Spousal Benefit is in effect; or
•	at any time that you or the Insured transfers or assigns an interest in the Contract unless to the Insured, or to the Insured’s Spouse when a Spousal Benefit has been elected, or to the spouse of the Insured before the Benefit Start Date.

Example of Impact of Excess Withdrawal on Benefits
This example is intended to help you understand how an Excess Withdrawal impacts the lifetime withdrawal Benefit.
Assume that, on your Benefit Start Date, your Benefit Base Amount is $125,000, your Benefit Percentage is 5%, and the required minimum distribution rules do not require a greater Benefit. These assumptions produce a lifetime withdrawal Benefit of $6,250 ($125,000 x 5% = $6,250) per Benefit Year.
Now assume that you have not previously taken an Excess Withdrawal, and you have not taken your Benefit for the current Benefit Year.
Then assume that, when your Account Value is $115,000, you withdraw $20,000 from the Contract, leaving you with an Account Value of $95,000.
Step One: Calculate the Excess Withdrawal.

Total withdrawals for the Benefit Year	$20,000
Benefit amount for the Benefit Year	- 6,250

Excess Withdrawal	$13,750
Step Two: Calculate the Account Value immediately before the Excess Withdrawal.

Account Value before withdrawal	$115,000
Benefit amount for the Benefit Year	- 6,250

Account Value before Excess Withdrawal	$108,750
Step Three: Calculate the proportional reduction for the Excess Withdrawal.

1	-	$95,000	Account Value immediately after the $20,000 withdrawal	= 12.6437%	Percentage
		$108,750	Account Value immediately before the Excess Withdrawal		Reduction

$125,000	Base Benefit Amount	x 12.6437%	Percentage Reduction	= $15,805	Proportional Reduction
Step Four: Calculate the reduced Base Benefit Amount.

Base Benefit Amount	$125,000
Less proportional reduction for Excess Withdrawals	- 15,805

Base Benefit Amount reduced for Excess Withdrawals	$109,195
Step Five: Determine the new lifetime withdrawal Benefit.

Base Benefit Amount after reduction	$109,195
Benefit Percentage	x 5%

New lifetime withdrawal Benefit amount	$5,460

GUARANTEED MINIMUM WITHDRAWAL BENEFIT
Introduction
We offer a Guaranteed Minimum Withdrawal Benefit through a rider (the “Rider”) to this Contract. If you choose to activate the Rider, it will provide a minimum withdrawal Benefit, up to a certain amount each Benefit Year, even if the Contract values are zero.
•	The Rider may not be available in all states. For additional information about the availability of the Rider, contact us at our Administrative Office, P.O. Box 5423, Cincinnati OH 45201-5423, 1-800-789-6771.
Definitions
•	Benefit

A guaranteed withdrawal benefit that is available under the Benefits section of the Rider.

•	Benefit Base Amount

The amount on which Rider charges and Benefit payments are based.

•	Benefit Start Date

The first day that a Benefit under the Rider is to be paid.

•	Designated Subaccount

Each Subaccount that we designate from time to time to hold Contract values on which Benefits may be based.

•	Excess Withdrawal

An Excess Withdrawal is:
1)	any withdrawal from the Contract after the Rider Effective Date and before the Benefit Start Date; and

2)	a withdrawal from the Contract on or after the Benefit Start Date to the extent that the withdrawal exceeds the Benefit amount that is available on the date of payment.
A withdrawal to pay Rider charges is never considered an Excess Withdrawal. A withdrawal to meet the federal “required minimum distribution” rules is never considered an Excess Withdrawal.
•	Reset Date

Each of the following dates is a Reset Date:
1)	the Rider Effective Date;

2)	a Contract Anniversary on which you elect to reset the Benefit Base Amount; and
3)	if your Account Value is less than the Benefit Base Amount, any date before the Benefit Start Date on which your spouse becomes the Owner or successor owner of the Contract.
•	Rider Effective Date

The Contract effective date or Contract Anniversary on which you activate the Rider.

•	Rider Issue Date

The date that the Rider is issued with or added to the Contract. The Rider Issue Date is set out on the Rider Specifications Page.
•	Written Request

Information provided to us or a request made to us that is:
•	complete and satisfactory to us;
•	on our form or in a manner satisfactory to us; and
•	received by us at our Administrative Office, P.O. Box 5423, Cincinnati, Ohio 45201-5423.
To obtain one of our forms, contact us at the above address, or call us at 1-800-789-6771.
A Written Request may, at our discretion, be made by telephone or electronic means.

We will treat a Written Request as a standing order. It may be modified or revoked only by a subsequent Written Request, when permitted by the terms of the Contract. A Written Request is subject to (1) any payment that we make before we acknowledge the Written Request and (2) any other action that we take before we acknowledge the Written Request.
Activation of the Rider
You may elect to activate the Rider on the Contract effective date or on any Contract Anniversary. To activate the Rider, you must make a Written Request before the date on which the Rider is to take effect. The Rider is not effective until you activate it.
Once the Rider is activated, you may not participate in the dollar cost averaging or interest sweep programs otherwise available under the Contract.
You may not activate the Rider if:
•	you or any joint owner is age 86 or older;
•	an Owner is not a human being and the Annuitant is age 86 or older;
•	you have not allocated or transferred your Account Value to the Designated Subaccounts;
•	the Guaranteed Lifetime Withdrawal Benefit Rider is in effect;
•	an event has occurred that would terminate the Rider; or
•	we are no longer issuing the Rider with any new annuity contracts and we prohibit further activations on a nondiscriminatory basis.
We will notify you if we stop issuing the Rider and prohibit further activations. You may decline the Rider at any time by Written Request.
Required Allocations to Designated Subaccounts
On the Rider Effective Date, your Account Value must be held in one or more Designated Subaccount(s) that you select.
If at that time any part of your Account Value is held in some other Subaccount or the Fixed Accumulation Account, we will reject your request to activate the Rider and you will not be able to activate the Rider until the following Contract Anniversary.
After the Rider Effective Date, you may transfer your Account Value only among the Designated Subaccounts.
The Designated Subaccounts are:
•	Ibbotson Balanced ETF Asset Allocation Portfolio-Class II
•	Ibbotson Conservative ETF Asset Allocation Portfolio-Class II
•	Ibbotson Growth ETF Asset Allocation Portfolio-Class II
•	Ibbotson Income and Growth ETF Asset Allocation Portfolio-Class II
These allocation rules do not apply to amounts held as collateral for a loan under your Contract. The rules applicable to loan collateral are explained in “Rider Provisions Related to Loans” section below.
•	Additional information about the Designated Subaccounts is located in The Portfolios section and Appendix B of this prospectus. Additional information about how to transfer between investment options is located in the Transfers section of this prospectus.

Rider Charge
There is a charge for the Rider for each Contract Year that the Rider is in effect. Currently, the charge for a Contract Year is x.xx% of the Benefit Base Amount.
For purpose of calculating the Rider charge, we will determine the Benefit Base Amount as of the date immediately before the date that we assess the charge. We will assess the Rider charge for a Contract Year at the end of that Contract Year. We will also assess a prorated portion of the Rider charge for a Contract Year upon surrender of the Contract or other termination of the Rider.
We will take the Rider charge by withdrawing amounts proportionally from the Designated Subaccounts to which you have allocated your Account Value at the time the charge is taken. No early withdrawal charge or other charge or fee will be deducted on account of a withdrawal to pay Rider charges.
We may change the charge for your Rider at any time or times that:
•	you activate the Rider on a date other than the Contract effective date;
•	you elect to reset the Benefit Base Amount;
•	you take an Excess Withdrawal; or
•	your spouse becomes the Owner or successor owner of your Contract.
The Rider charge will never exceed x.xx% of the Benefit Base Amount. If we change the Rider charge, the new Rider charge may apply to any Contract Year for which we have not yet assessed the charge.
We will permanently waive the Rider charge once your Account Value is fully depleted directly as a result of withdrawals for Benefit payments and Rider charges.
Benefit Start Date
To begin taking the withdrawal Benefit, you must first designate a Benefit Start Date. The Benefit Start Date may not be after the date that the Rider terminates.
To designate the Benefit Start Date, you must make a Written Request. We must receive this request at least 30 days before the date that the first Benefit payment is to be made.
You must pay off all loans under the Contract on or before the Benefit Start Date.
Benefit Payments
We will make Benefit payments upon your Written Request. You may request Benefit payments at any time or times on or after the Benefit Start Date.
•	A Benefit payment may be an amount up to the full Benefit amount available on the payment date.
•	A Benefit payment may not be less than $50.
A Benefit payment may be paid to or for another annuity or tax-qualified account in an exchange, transfer, or rollover to the full extent allowed by federal tax law.
Until your Account Value is exhausted, we will pay Benefits in the form of withdrawals from your Contract. We will make these withdrawals proportionally from the Designated Subaccounts to which you have allocated your Account Value as of the date the Benefit payment is made. After your Account Value is exhausted, we will pay Benefits under the Rider itself.

Benefit Amount
The Benefit amount is the largest total amount that can be taken as a Benefit payment. It is determined each time that a Benefit payment is to be made.
The Benefit amount for a full Contract Year is 5% of the Benefit Base Amount on the date that the payment is to be made. The Benefit amount for the Contract Year that includes the Benefit Start Date will be prorated. The Benefit amount available for a Contact Year but not taken during that Contract Year may not be carried over to the next Contract Year.
The Benefit amount at any point in time is equal to:
•	the Benefit amount as then determined for the current Contract Year; less
•	the amount of any Benefit payment previously made during the current Contract Year.
Benefit Base Amount
The maximum total Benefits under the Rider will be equal to the Benefit Base Amount.
The Benefit Base Amount is determined as follows.
•	Determine the Account Value on the most recent Reset Date.
•	Add Purchase Payments that we have received since the most recent Reset Date.
•	Subtract an adjustment for each Excess Withdrawal, if any, since the most recent Reset Date.
•	Examples of how an Excess Withdrawal impacts the Benefit under the Rider are included at the end of this section of the prospectus.
Although Benefit payments up to the Benefit amount do not reduce the Benefit Base Amount, they do reduce the total Benefits that remain to be paid under the Rider. In addition, they generally reduce Contract values, the Death Benefit, and the amount available for annuitization.
Excess Withdrawal Adjustments
The adjustment for an Excess Withdrawal is calculated as follows.
•	Determine the percentage reduction in the Account Value on account of the Excess Withdrawal and any related early withdrawal charge or other charge or fee related to the Excess Withdrawal.
•	Multiply this percentage by the Benefit Base Amount immediately before the Excess Withdrawal.
An Excess Withdrawal that reduces the Benefit Base Amount below $1,250 will result in termination of the Rider.
If you take an Excess Withdrawal and the then current charge for new issues of this Rider is higher than the charge that we are then assessing for your Rider, the Excess Withdrawal will trigger an increase in the Rider charge. The increase in the Rider charge will be effective for any Contract Year for which the charge has not yet been taken.
Resetting the Benefit Base Amount
For each Contract Anniversary that the Rider is in effect, you may elect to reset the Benefit Base Amount to the Account Value on that Contract Anniversary. A reset election must be made by Written Request. We must receive this Written Request no later than 30 days after the applicable Contract Anniversary.
If you elect to reset the Benefit Base Amount and the then current charge for new issues of this Rider is higher than the charge that we are then assessing for your Rider, the reset will trigger an increase in the Rider charge. The increase in the Rider charge will be effective for any Contract Year for which the charge has not yet been taken.
You may choose to automatically reset the Benefit Base Amount equal to your Account Value, if higher, on each Contract Anniversary. An automatic reset election must be made by Written Request and will take effect on the next Contract Anniversary. If an automatic reset triggers an increase in the Rider charge, we will send you a notice of the new Rider charge and provide you with the opportunity to opt-out of the reset that triggered the increase. To make an opt-out election, you must send us a Written Request and we must receive the Written Request no later than 30 days from the date of the notice. An opt-out election will end your participation in the automatic reset program. You may voluntarily terminate your participation in the automatic reset program at any time by Written Request.

Impact of Required Minimum Distribution on Benefit
At a minimum, the Benefit for a Contract Year that ends after the Benefit Start Date will never be less than the Internal Revenue Code “required minimum distribution” for the calendar year in which the Contract Year starts. For this purpose, we will compute the required minimum distribution based on the values of the Contract without considering any other annuity or tax-qualified account. The required minimum distribution will be reduced by all prior withdrawals or Benefit payments from the Contract made in the applicable calendar year. In calculating the required minimum distribution for this purpose, we may choose to disregard changes in the federal tax law that are made after the Rider Issue Date if such changes would increase the required minimum distribution. We will notify you if we make this choice. If we choose to disregard changes in federal tax law that would increase the required minimum distribution, then you will need to satisfy this increase either from another annuity or tax-qualified account or by taking an Excess Withdrawal from the Contract.
Duration of Benefits
Your right to take Benefit payments will continue until the total Benefit payments equal the Benefit Base Amount. This is not a fixed period.
The right to take Benefit payments will end on the earliest of:
•	the date that total Benefit payments equal the Benefit Base Amount then in effect;
•	the completion of the maximum period that a benefit can be paid under the rules of Section 72(s) or Section 401(a)(9) of the Internal Revenue Code or the similar provisions of federal tax law to the extent applicable to the Contract; or
•	the date that the Rider terminates.
Your right to take Benefit payments will last for 20 years if all of the following conditions are met: (1) each year you take Benefit payments exactly equal to 5% of the Benefit Base Amount, (2) you do not take Benefit payments of more than 5% of the Benefit Base Amount because of a required minimum distribution, (3) you take no Excess Withdrawals on or after the Benefit Start Date, and (4) the Rider does not terminate. If in any year you take Benefit payments of less than 5% of the Benefit Base Amount, your right to take Benefit payments may last for more than 20 years. If you take Benefit payments of more than 5% of the Benefit Base Amount because of a required minimum distribution, or if you take an Excess Withdrawal on or after the Benefit Start Date, your right to take Benefit payments may last for fewer than 20 years.
Impact of the Rider on the Contract
If you activate the Rider, the following restrictions on Purchase Payments will apply.
•	Following the Rider Effective Date, we may decline to accept Purchase Payments to the Contract in excess of $50,000 per Contract Year.
•	Before or after the Rider Effective Date, we may decline to accept any additional Purchase Payments to the Contract if we are no longer issuing annuity contracts with the Rider unless you decline or terminate the Rider. In this case, we will notify you that you must decline or terminate the Rider before we will accept any additional Purchase Payments to the Contract.
•	We reserve the right to impose additional restrictions on Purchase Payments after the Benefit Start Date.
•	If your Account Value is completely exhausted by Benefit payments and payments of Rider charges or your Account Value falls to zero due to a decline in the market, you may not make any additional Purchase Payments but your Contract will not terminate until the Rider terminates.

Rider Provisions Related to Loans
If your Contract allows loans:
•	an offset of a defaulted loan after the Rider Effective Date will be considered an Excess Withdrawal;
•	all rights under the Rider will terminate if you fail to pay off all loans by the Benefit Start Date; and
•	no new loans may be taken after the Benefit Start Date so long as the Rider is in effect.
In addition, special allocation rules apply to amounts held as collateral for loans. These rules are summarized in the table below.

Time/Period	Transfer Rule
At the time of activation	You are not required to transfer to a Designated Account the portion of your Account Value that is then needed as collateral for a Contract loan.

From time to time after activation and before the Benefit Start Date	We may require you to transfer to the Designated Subaccounts the portion of your Account Value that is no longer needed as collateral for a Contract loan. You must make this transfer within 30 days of our written notice to you of this requirement, or the Rider will terminate.

On or before the Benefit Start Date	You must pay off the Contract loan and transfer to the Designated Subaccounts the portion of your Account Value that is no longer needed as collateral. If you do not pay off the Contract loan and make the required transfer, the Rider will terminate.
Impact of Rider Benefit Payments and Charges
Withdrawals made from the Contract to pay Benefits or to pay Rider charges will be subject to all of the terms and conditions of the Contract, except as explained below:
•	the amount withdrawn will not be subject to an early withdrawal charge;
•	the amount withdrawn may be less than $500;
•	the amount withdrawn may reduce your Account Value below $500;
•	we will not terminate the Contract if the amount withdrawn reduces your Account Value below $500; and
•	the amount withdrawn may completely exhaust your Account Value.
Withdrawals to pay Benefits will reduce the amount that may otherwise be taken without an early withdrawal charge or other charge or fee pursuant to the Free Withdrawal Privilege.
Termination of the Rider
All rights under the Rider will terminate upon any one of the following to happen:
•	your Written Request to decline or terminate the Rider;
•	a failure to hold funds in the Designated Subaccounts;
•	an Excess Withdrawal from the Contract that reduces the Benefit Base Amount below $1,250;
•	the complete payment of all Benefits that are due under the Rider;
•	the surrender or annuitization of the Contract; or
•	a death that would give rise to a Death Benefit under the Contract, unless a spouse is the sole Beneficiary and elects to become the successor owner of the Contract.

Example of Impact of Excess Withdrawal on Benefits
This example is intended to help you understand how an Excess Withdrawal impacts the minimum withdrawal Benefit.
Assume that, on your Benefit Start Date, your Benefit Base Amount is $125,000, your Benefit Percentage is 5%, and the required minimum distribution rules do not require a greater Benefit. These assumptions produce a minimum withdrawal Benefit of $6,250 ($125,000 x 5% = $6,250) per Benefit Year.
Now assume that, in the first and second Benefit Years, you withdraw the $6,250 Benefit and, in the third Benefit year when your current Account Value is $115,000, you withdraw $20,000 from the Contract, leaving you with an Account Value of $95,000.
Step One: Calculate the Excess Withdrawal.

Total withdrawals for the Benefit Year	$20,000
Benefit amount for the Benefit Year	- 6,250

Excess Withdrawal	$13,750
Step Two: Calculate the Account Value immediately before the Excess Withdrawal.

Account Value before withdrawal	$115,000
Benefit amount for the Benefit Year	- 6,250

Account Value before Excess Withdrawal	$108,750
Step Three: Calculate the proportional reduction for the Excess Withdrawal.

1	-	$95,000	Account Value immediately after the $20,000 withdrawal	= 12.6437%	Percentage
		$108,750	Account Value immediately before the Excess Withdrawal		Reduction

$125,000	Base Benefit Amount	x 12.6437%	Percentage Reduction	= $15,805	Proportional Reduction
Step Four: Calculate the reduced Base Benefit Amount.

Base Benefit Amount	$125,000
Less proportional reduction for Excess Withdrawals	- 15,805

Base Benefit Amount reduced for Excess Withdrawals	$109,195
Step Five: Determine the new minimum withdrawal Benefit and Benefits remaining.

Base Benefit Amount after reduction	$109,195
Benefit Percentage	x 5%

New lifetime withdrawal Benefit amount	$5,460
Base Benefit Amount after reduction	$109,195
Less Benefits for first three Benefit Years	- 18,750

Benefits remaining	$90,445

CONTRACT LOANS
We may make loans to Owners of certain Tax Qualified Contracts. If loans are available under a Tax Qualified Contract, loan provisions are described in the loan endorsement to the Contract.
We will charge interest on these loans. The maximum rate of interest that we will charge will be 8% or such other higher rate that may be required by the plan administrator or an employer retirement plan that controls the Contract. These loans will be secured with an interest in the Contract. The collateral for the loan will be moved from the designated Subaccounts to the Fixed Accumulation Account and will earn a fixed rate of interest applicable to loan collateral. The minimum rate of interest that we will credit to loan collateral is 1% or any higher Fixed Account guaranteed interest rate stated in the Contract. The difference between the amount of interest we charge on a loan and the amount of interest we credit to loan collateral is called the “loan interest spread.” The current “loan interest spread” is 3%.
Loan amounts and repayment requirements are subject to provisions of the Internal Revenue Code. A default on a loan will result in a taxable event. You should consult a tax advisor before exercising loan privileges.
An outstanding loan balance affects the Account Value, the Surrender Value, the amount of the Annuity Benefit, the amount of the Death Benefit, and the amount of certain Rider benefits. In addition, a loan, whether or not repaid, will have a permanent effect on the Account Value because the collateral cannot be allocated to the Subaccounts. The longer the loan is outstanding, the greater the effect is likely to be. The effect could be favorable or unfavorable depending on market performance during the loan period.
For more information about loans, contact us at our Administrative Office, P.O. Box 5423, Cincinnati, Ohio 45201-5423, or call us at 1-800-789-6771.

ANNUITY BENEFIT
Definitions
•	Annuity Benefit

The payments that may be made under the Annuity Benefit section of the Contract.

•	Annuity Commencement Date

The first day of the first payment interval for which payment of an Annuity Benefit is to be made.
Annuity Benefit
When the Contract is annuitized, we promise to pay you a stream of Annuity Benefit payments for the duration of the settlement option selected. Upon annuitization, the Account Value is no longer available to you.
Annuity Commencement Date
The Annuity Commencement Date as of the Contract effective date is set out on the Contract specification page. You may change the Annuity Commencement Date by Written Request. We must receive the Written Request at least 30 days before the date that the Annuity Benefit payments are scheduled to begin.
•	Please review the explanation of a Written Request in the Definitions section of this prospectus.
You many not change the Annuity Commencement Date to a date earlier than the first Contract Anniversary. You may not change the Annuity Commencement Date to a date later than the Contract Anniversary following the 95th birthday of the eldest Owner, unless we agree.
Annuity Benefit Amount
If Annuity Benefit payments are to be made for life or over a fixed period of at least 10 years, then the Account Value as of the Annuity Commencement Date will be used to provide these payments. Otherwise, the Surrender Value as of the Annuity Commencement Date will be used to provide Annuity Benefit payments.
If the Account Value is used to provide Annuity Benefit payments, it will be reduced by:
•	any fees and charges under the Contract, including any applicable rider charges;
•	the outstanding balance of any loans; and
•	applicable premium tax or other taxes not previously deducted.
If the Surrender Value is used to provide Annuity Benefit payments, it will be determined as follows:
•	Start with the Account Value as of the end of the applicable Valuation Period.
•	Then subtract any fees or charges that would apply upon surrender.
•	Then subtract the outstanding balance of any loans.
•	Finally, subtract the applicable premium tax or other taxes not previously deducted.
Form of Annuity Benefit Payments
You may elect to have Annuity Benefit payments made pursuant to any form of settlement option that is currently available. The standard forms of settlement options are described in the Settlement Options section of this prospectus.
You may elect a settlement option or change your election by Written Request. The election or any change in your election must be made before the Annuity Commencement Date. We must receive your Written Request at least 30 days before the Annuity Commencement Date.
•	Please review the explanation of a Written Request in the Definitions section of this prospectus.
If you have not made an election as to the form of settlement option, we will attempt to contact you to ascertain the form of settlement option to be used. If you do not select a settlement option, Annuity Benefit payments will be made annually under the terms of Settlement Option B with a fixed period of 10 years, as described in the Settlement Options section of this prospectus. Under this settlement option, Annuity Benefit payments are made for life and are guaranteed to be paid for at least 10 years.
•	Additional information about the form of Annuity Benefit payments is included in the Calculation of Benefit Payments section of this prospectus.
Annuity Benefit Distribution Rules
Any settlement option election or change of a settlement option election is subject to the Annuity Benefit Distribution Rules provision of the Contract. These rules are summarized below.

For a Tax Qualified Contract	Annuity Benefit payments must meet the required minimum distribution rules set out in the tax qualification endorsement.

For any other Contract	Annuity Benefit payments that are still payable after the death of the person controlling the payments must be made at least as rapidly as payments were being made at the time of death.
Person Who Receives Annuity Benefit Payments
Annuity Benefit payments generally will be made to the Annuitant as payee. There are 2 exceptions to this general rule.
•	If you are not the Annuitant, you can elect to have the Annuity Benefit payments made to yourself as payee.
•	Annuity Benefit payments may be paid as a tax-free exchange, transfer or rollover to or for an annuity or tax-qualified account as permitted by federal tax law.
Annuity Benefit payments that are payable with respect to a payment interval that ends after the death of the payee will be made to the applicable contingent payee or, if there is no designated or surviving contingent payee, the estate of the last payee who received payments.

DEATH BENEFIT
Definitions
•	Beneficiary

The person entitled to receive any Death Benefit that is to be paid under the Contract. More information about the Beneficiary is included in the Contract section of the prospectus.

•	Death Benefit

The benefit described in the Death Benefit section of the Contract.

•	Death Benefit Commencement Date

The first day of the first payment interval for a Death Benefit that is paid as periodic payments or the date of payment for a Death Benefit that is paid as a lump sum.

•	Death Benefit Valuation Date

The earlier of (1) the date that we have received both Due Proof of Death and a Written Request with instructions as to the form of the Death Benefit or (2) the Death Benefit Commencement Date.

•	Due Proof of Death

A certified copy of a death certificate or a certified copy of a decree made by a court of competent jurisdiction as to the finding of death. We will also accept other proof that is satisfactory to us.
Death Benefit
A Death Benefit is payable under your Contract if, before the Annuity Commencement and before the Contract is surrendered:
•	an Owner dies; or
•	an Owner is a non-natural person and the Annuitant dies.
For this purpose, a trustee is considered to be a non-natural person, and the death of an individual who owns the Contact as a trustee will not be treated as the death of an Owner.
No Death Benefit will be paid until we receive Due Proof of Death. Only one Death Benefit will be paid under the Contract. If a Death Benefit becomes payable, it will be in lieu of all other benefits under the Contract and all other rights under this Contract will be terminated. If your surviving spouse becomes a successor owner of the Contract, no Death Benefit will be paid on your death.
Death Benefit Amount under the Standard Contract
The amount of the Death Benefit will be based on the greater of:
(1)	the Account Value on the Death Benefit Valuation Date; or

(2)	the total of all Purchase Payments received by us, reduced proportionally for any withdrawals.
Any reduction that we make to reflect withdrawals will be made in the same percentage as the percentage reduction in your Account Value on the date of the withdrawal. An example of how a withdrawal impacts the Death Benefit is provided in Appendix D. The Death Benefit amount will be reduced by any fees or charges due under this Contract including any applicable rider charges, by any applicable premium tax or other taxes not previously deducted, and by the outstanding balance of any loans. We will accrue interest on the Death Benefit payable under this Contract as required by law. Any interest will be added to the Death Benefit to be paid.
Enhanced Death Benefit Rider
We offer an enhanced Death Benefit through an optional rider to the Contract. To select this Rider, you must make a Written Request. We must receive your Written Request before the Contract effective date.
You may not select this Rider if you or the eldest Owner will be age 71 or older on the Contract effective date. You may not voluntarily terminate this Rider after the Contract effective date.

If you select this Rider, we will increase the annual mortality and expense risk charge applicable to your Contract. The 0.20% increase will compensate us for the additional mortality and expense risk that we assume under the Rider.
If you select this Rider, the amount of the Death Benefit will be based on the greatest of:
(1)	the Account Value on the Death Benefit Valuation Date;

(2)	the total of all Purchase Payments received by us, reduced proportionally for any withdrawals; or

(3)	the Historic High Value as described below.
Historic High Value. The Historic High Value after the first Contract Anniversary is your largest Account Value on any Contract Anniversary that is before the Death Benefit Valuation Date and before the 80th birthday of the eldest Owner (“largest account value”) plus the amount of any Purchase Payment(s) after this “largest account value” was reached, reduced by an amount proportionate to any reduction in the Account Value due to a withdrawal after this “largest account value” was reached and any related early withdrawal charge or other related fees or charges.
There is no Historic High Value before the first Contract Anniversary. In this case, the amount of the Death Benefit under this Rider will be based on the greater of:
(1)	the Account Value on the Death Benefit Valuation Date; or

(2)	the total of all Purchase Payments received by us, reduced proportionally for any withdrawals.
You should note that the Death Benefit under this Rider before the first Contract Anniversary is effectively the same as the Death Benefit under the standard Contract.
Any reduction that we make to reflect withdrawals will be made in the same percentage as the percentage reduction in your Account Value on the date of withdrawal. An example of how a withdrawal impacts the Death Benefit is provided in Appendix D. The Death Benefit under this Rider will be reduced by any fees or charges due under this Contract including any applicable rider charges, by any applicable premium tax or other taxes not previously deducted, and by the outstanding balance of any loans. We will accrue interest on the Death Benefit payable under the Rider as required by law. Any interest will be added to the Death Benefit to be paid.
Allocations and Transfers of Death Benefit Amount
On the Death Benefit Valuation Date, we will allocate the Death Benefit amount among the Subaccounts and the Fixed Accumulation Account. This allocation will be made in the same proportion as the value of each option bears to the total Account Value as of the end of the Valuation Period immediately before that date. After this allocation, the amount of the Death Benefit to be paid will be based on the Account Value.
Between the Death Benefit Valuation Date and the Death Benefit Commencement Date, the Beneficiary may transfer funds among the Subaccounts and the Fixed Accumulation Account. These transfers are subject to the limitations described in the Transfers section and Appendix C of this prospectus.
Death Benefit Commencement Date
The Beneficiary may designate the Death Benefit Commencement Date by Written Request. The Written Request must be made within one year of the death for which the Death Benefit is payable. If no designation is made, then the Death Benefit Commencement Date will be one year after the date of death.
•	Please review the explanation of a Written Request in the Definitions section of this prospectus.
Form of Death Benefit Payments
You may elect to have Death Benefit payments made in one lump sum or pursuant to any form of settlement option that is currently available. The standard forms of settlement options are described in the Settlement Options section of this prospectus. There is no additional charge associated with this election.
The election must be made before your death. You may change the election at any time before your death. The election or any change in the election must be made by Written Request.

If you do not make any election, the Beneficiary may make that election after your death and before the Death Benefit Commencement Date. A Beneficiary may change the Beneficiary’s own election by Written Request. We must receive the Written Request at least 30 days before the Death Benefit Commencement Date.
•	Please review the explanation of a Written Request in the Definitions section of this prospectus.
If neither you nor the Beneficiary has made an election, Death Benefit payments will be made annually under the terms of Settlement Option A with a fixed period of 4 years, as described in the Settlement Options section of this prospectus. Under this settlement option, Death Benefit payments end after 4 years.
•	Additional information about the form of Death Benefit payments is included in the Calculation of Benefit Payments section of this prospectus.
Death Benefit Distribution Rules
Any designation of the Death Benefit Commencement Date, any election of the form of death benefit payments, and any change in the designation or the election is subject to the Death Benefit Distribution Rules provision of the Contract. These rules are summarized below.

For a Tax Qualified Contract	Death Benefit payments must meet the required minimum distribution rules set out in the tax qualification endorsement.

For any other Contract	The Death Benefit must be paid either:
• in full within 5 years of death; or
• over the life of the Beneficiary or over a period certain not exceeding the Beneficiary’s life expectancy, with payments at least annually starting within one year of death.
Application of a Death Benefit to a Settlement Option
When a Death Benefit is applied to a settlement option, we promise to pay a stream of benefit payments for the duration of the settlement option selected. Benefit payments are based on the Account Value on the Death Benefit Commencement Date.
The Beneficiary generally will be the person on whose life any Death Benefit payments under a settlement option will be based. If the Beneficiary is a non-natural person, the Beneficiary may elect to have payments under a life option based on the life of a person to whom the Beneficiary is obligated. This election must be made by Written Request before the Death Benefit Commencement Date.
•	Please review the explanation of a Written Request in the Definitions section of this prospectus.
Person Who Receives Death Benefit Payments
Death Benefit payments generally will be made to the Beneficiary as payee. There are 2 exceptions to this general rule.
•	If the Beneficiary is a non-natural person, the Beneficiary may elect to have Death Benefit payments made to a payee to whom the Beneficiary is obligated to make corresponding payments.
•	Death Benefit payments may be paid as a tax-free exchange, transfer or rollover to or for an annuity or tax-qualified account as permitted by federal tax law.
Death Benefit payments that are payable with respect to a payment interval that ends after the death of the payee will be made to the applicable contingent payee or, if there is no designated or surviving contingent payee, the estate of the last payee who received payments.
Step Up in Account Value for Your Spouse as Successor Owner
If your spouse becomes the successor owner of the Contract, the Account Value may be increased. There is no additional charge associated with this feature.
•	The Account Value will be increased to equal the amount of the Death Benefit that would have been payable if your spouse had not become the successor owner.
•	If the Death Benefit that would have been payable is equal to the Account Value on the applicable date, the Account Value will not be increased.

If the Account Value is increased under this provision, we will add the amount in the same proportion as the value of each Subaccount and the Fixed Accumulation Account is to the total Account Value as of the end of the Valuation Period that precedes the Death Benefit Valuation Date. Any increase under this provision will occur as of the date that would have been the Death Benefit Valuation Date. The date that would have been the Death Benefit Valuation Date will be the later of (1) the date we receive Due Proof of Death or (2) the date we receive the successor owner election. This date will never be later than one year after the date of your death.
If your spouse become the successor owner of the Contract and surrenders the Contract, we will waive any early withdrawal charge that would otherwise apply to Purchase Payments previously received. If your spouse as the successor owner makes additional Purchase Payments, the early withdrawal charges described in the Contact will apply to the additional Purchase Payments.

SETTLEMENT OPTIONS
Settlement Options
We will make periodic payments under the standard forms of settlement options described below. More than one settlement option may be elected if the requirements for each settlement option elected are satisfied.
We will make periodic payments in any other form of settlement option that is acceptable to us at the time of any election. All elected settlement options must comply with pertinent laws and regulations. Once payment begins under a settlement option that is contingent on the life of a specified person or persons (Option B and Option C), the settlement option may not be changed or commuted (i.e., redeemed at present value). Other settlement options (Option A) may be commuted on a basis acceptable to you and us at the time of the commutation request.

Option	Description
Option A Income for a Fixed Period	We will make periodic payments for a fixed period of 5 to 30 years.

Option B Life Annuity with Payments for a Fixed Period	We will make periodic payments for at least a fixed period. If the person on whose life benefit payments are based lives longer than the fixed period, then we will make payments until his or her death.

Option C Joint and One-Half Survivor Annuity	We will make periodic payments until the death of the primary person on whose life benefit payments are based. After the death of the primary person, we will make one-half of the periodic payment until the death of the secondary person on whose life benefit payments are based.
We will use the Annuity 2000 Mortality Table for blended lives (60% female/40% male) with interest at 1% per year, compounded annually, to compute all guaranteed settlement option factors, values, and benefits under the Contract.
Payments under Settlement Options
Payments under any settlement option may be in monthly, quarterly, semi-annual or annual payment intervals. The first payment will be paid as of the last day of the initial payment interval. If the amount of any regular payment under the form of settlement option elected would be less than $50, an alternative form of settlement option will have to be elected. In our discretion, we may require benefit payments to be made by direct deposit or wire transfer to the account of a designated payee.
If payment under a settlement option depends on whether a specified person is still alive (Option B and Option C), we may at any time require proof that the person is still living. We will require proof of the age of any person on whose life payments are based. For purposes of calculating payments based on the age of a person, we will use the person’s age as of his or her last birthday.
If more than one person is the payee under a settlement option, we will make payments to the payees jointly. No more than 2 persons may be initial payees under Option C.
We may modify minimum amounts, payment intervals, and other terms and conditions at any time without prior notice to you. If we change the minimum amounts, we may change any current or future payment amounts and/or payment intervals to conform with the change.
•	Additional information about available payment forms under the settlement options is included in the Calculation of Benefit Payments section of this prospectus.
Nonhuman Payees under a Settlement Option
Except as stated below, the primary payee under a settlement option must be a human being. All settlement option payments during his or her life must be made by check payable to the primary payee or by electronic transfer to a checking or savings account owned by the primary payee. Settlement option payments may be made as a tax-free exchange, transfer, or rollover to or for an annuity or tax-qualified account as permitted by federal tax law.
A nonhuman Owner or Beneficiary may be the primary payee. We may make other exceptions in our discretion.

Considerations in Selecting a Settlement Option and Payment Forms
Periodic payments under a settlement option are affected by various factors, including the length of the payment period, the life expectancy of the person on whose life benefit payments are based, the frequency of the payment interval (monthly, quarterly, semi-annual or annual), and the payment form selected (fixed dollar or variable dollar).
•	Generally, the longer the period over which payments are made or the more frequently the payments are made, the lower the amount of each payment because more payments will be made.
•	For life contingent settlement options (Option B and Option C), the longer the life expectancy of the Annuitant or Beneficiary, the lower the amount of each payment because more payments are expected to be paid.
•	Fixed dollar payments will remain level for the duration of the payment period.
•	The actual amount of each variable dollar payment may vary from payment to payment regardless of the duration of the payment period. The actual amount of each variable dollar payment will reflect the investment performance of the Subaccount(s) selected. The assumed daily investment factor, which is based on a net investment rate of 1% per year, compounded annually, also affects the amount by which variable dollar payments increase or decrease.
•	Additional information about payment forms and the assumed daily investment factor is included in the Calculation of Benefit Payments and Glossary of Financial Terms sections of this prospectus.

OTHER INFORMATION
Reports and Confirmations
At least once each Contract Year, we will mail reports of your Account Value and any other information required by law to you. We will not send these reports after the Commencement Date or a full surrender of the Contract, whichever is first.
We will confirm receipt of any Purchase Payments made after the initial Purchase Payment in quarterly statements of account activity.
Householding
If you and other Owners at a shared address consented to receive only one copy of each prospectus, annual report, or other required document per household (“householding”), you may revoke your consent at any time. Please contact us at 1-800-789-6771 or www.gafri.com if you wish to receive separate documents.
If you are currently receiving multiple copies of required documents, you may contact us at 1-800-789-6771 or www.gafri.com for additional information about householding.
Electronic Delivery of Required Documents
If you wish to receive prospectuses, SAIs, annual reports, and other required documents only in electronic form, you must give your consent to electronic delivery. You may revoke this consent at any time. Please contact us at 1-800-789-6771 or www.gafri.com for additional information about electronic delivery of documents.
Voting of Portfolio Shares
To the extent required by law, we will vote all Portfolio shares held in the Separate Account at regular and special shareholder meetings of the respective Portfolios. The Portfolios are not required to hold annual or other regular meetings of shareholders.
Before the Commencement Date, we will vote Portfolio shares according to instructions we receive from owners of contracts who have a voting interest in the applicable Subaccount, unless we are permitted to vote shares in our own right. We will also vote or abstain from voting shares for which we receive no timely instructions and shares that we hold as to which owners have no beneficial interest.* We will vote or abstain from voting such shares in proportion to the voting instructions we receive from owners of all contracts participating in the Subaccount. Because we will use this proportional method of voting, a small number of owners may determine the manner in which we will vote Portfolio shares for which we solicit voting instructions but receive no timely instructions.
We will solicit voting instructions in accordance with procedures established by the respective Portfolios. Each person or entity having a voting interest in a Subaccount will receive proxy material, reports and other material relating to the appropriate Portfolio.
We will calculate the number of votes for which you may provide voting instructions separately for each Subaccount. We will determine the number by applying your percentage interest, if any, in a particular Subaccount to the total number of votes attributable to that Subaccount. We will determine your percentage interest and the total number of votes as of the record date established by that Portfolio for voting purposes.

*	Owners have no beneficial interest in shares held by us as reserves for benefits payments. Neither the Owner nor payee has any interest in the Separate Account after the Commencement Date. Benefit Units are merely a measure of the amount of the benefit payments we are obligated to pay on each payment date.
Additions or Substitutions of Portfolios
We may establish new Subaccounts when, we determine in our sole discretion, that marketing, tax, investment or other conditions warrant this action. Any new Subaccounts will be made available to existing owners on a nondiscriminatory basis to be determined by us. We do not guarantee that any of the Subaccounts or any of the Portfolios will always be available for allocation of Purchase Payments or variable dollar payments or for transfers. We may substitute the shares of a different portfolio or a different class of shares for shares held in a Portfolio.

In the event of any addition, merger, combination or substitution, we may make such changes in the Contract as may be necessary or appropriate to reflect such event. Additions, mergers, combinations or substitutions may be due to an investment decision by us, or due to an event not within our control, such as liquidation of a Portfolio or an irreconcilable conflict of interest between the Separate Account and another insurance company that offers the Portfolio. We will obtain approval of additions, mergers, combinations or substitution from the SEC to the extent required by the Investment Company Act of 1940, or other applicable law. We will also notify you before we make a substitution.

THE CONTRACT
Your Contract is an agreement between you and the Company. Values, benefits and charges are calculated separately for your Contract.
Because we are subject to the insurance laws and regulations of all the jurisdictions where we are licensed to operate, the availability of certain Contract rights and provisions in a given state may depend on that state’s approval of the Contracts. Where required by state law or regulation, the Contracts will be modified accordingly.
Your Right to Cancel
You may cancel your Contract by returning it and giving us written notice of cancellation. You have until midnight of the 20th day following the day you receive the Contract. The Contract must be returned and the required notice must be given to us, or to the agent or producer who sold it to you, in person or by mail. If sent by mail, the return of the Contract or the notice is effective on the date it is postmarked, with the proper address and with postage paid. If you cancel your Contract as set forth above, your Contract will be void and we will refund the Purchase Payments made for it plus any investment gains or minus any investment losses under the Contract as of the end of the Valuation Period during which we receive the returned Contract.
Federal law or the law of the state where you live may vary your cancellation rights.
•	When required by state or federal law, we will refund Purchase Payments without any investment gain or loss.
•	When required by state or federal law, we will refund Purchase Payments in full, without deducting any fees or charges.
•	When required by state law, the right to cancel period may be longer than 20 days.
The cover page of your Contract explains the cancellation rights specific to your Contract.
During the right to cancel period, we reserve the right to allocate all Purchase Payments temporarily to the Fixed Accumulation Account or a money market Subaccount, at our discretion. If we exercise this right, we will reallocate your Account Value as of the end of the right to cancel period. When we make this reallocation, we will follow the allocation instructions that you provided with your initial Purchase Payment.
Our Right to Terminate
We reserve the right to terminate your Contract at any time that the Surrender Value is less than $500. We will not terminate your Contract if Benefit payments under the Guaranteed Lifetime Withdrawal Benefit Rider or the Guaranteed Minimum Withdrawal Benefit Rider reduce the Surrender Value below $500. If we terminate your Contract, we will pay you the Surrender Value.
Ownership Provisions
Owner
The Owner is the person with authority to exercise all of the ownership rights under a Contract, such as making allocations among investment options, electing a settlement option, and designating the Annuitant, Beneficiary and payee. If you live in a community property state and have a spouse at any time while you own this Contract, the laws of that state may vary your ownership rights.
An Owner must ordinarily be a natural person, or a trust or other legal entity holding a Contract for the benefit of a natural person. If an Owner is a non-natural person, then the age of the eldest Annuitant will be treated as the age of the owner for all purposes under this Contract. A trustee that owns a Contract is considered to be a non-natural person for all purposes under the Contract.

Successor Owner
In some cases, your spouse may succeed to the ownership of the Contract after your death. Specifically, if a Death Benefit is payable on account of your death and your spouse is the sole Beneficiary under the Contract, he or she will become the successor owner of the Contract if (1) you make that Written Request before your death or (2) after your death, your spouse makes that Written Request within one year of your death and before the Death Benefit Commencement Date. As successor owner, your spouse will then succeed to all rights of ownership under the Contract except the right to name another successor owner.
•	Please review the explanation of a Written Request in the Definitions section of this prospectus.
Joint Owners

For a Tax Qualified Contract	No joint owner is permitted.

For any other Contract	Two persons may jointly own the Contract. Each joint owner may exercise allocation and transfer rights independently. All other rights of ownership must be exercised by joint action.
A surviving joint owner who is not the spouse of a deceased owner may not become a successor owner, but will be deemed to be the Beneficiary of the Death Benefit that becomes payable on the death of the first owner to die, regardless of any Beneficiary designation.
Transfer of Ownership

For a Tax Qualified Contract	You may not transfer, sell or in any way alienate your interest in the Contract except to the limited extent provided in the tax qualification endorsement.

For any other Contract	You may transfer ownership at any time during your lifetime. A transfer must be made by Written Request. Except as otherwise elected or required by law, a transfer of ownership will not cancel a designation of an Annuitant or Beneficiary or a settlement option election. A transfer of ownership may have adverse tax consequences.
Assignment

For a Tax Qualified Contract	You may not pledge, charge, encumber, or in any way assign your interest in the Contract except to the limited extent provided in the tax qualification endorsement.

For any other Contract	You may assign all or any part of your rights under this Contract except:
• the right to designate or change a Beneficiary;
• the right to designate or change an Annuitant;
• the right to transfer ownership; and
• the right to elect a settlement option.
The person to whom rights are assigned is called an assignee. An assignment must be made by Written Request. We are not responsible for the validity or tax effects of any assignment. If an assignment is allowed, then the rights of an assignee, including the right to any payment under the Contract, come before the right of the Owner, Annuitant, Beneficiary, or other payee. An assignment may be ended only by the assignee or as provided by law.

Annuitant Provisions
The Annuitant is the natural person on whose life Annuity Benefit payments are based.
Annuitant

For a Tax Qualified Contract	The Annuitant must be the Owner. If the Owner is a plan sponsor or trustee, then the Annuitant is the designated natural person for whose benefit the Contract was purchased and this designation cannot be changed.

For any other Contract	The Annuitant is the person or persons designated by you. If you do not designate an Annuitant or if no Annuitant designated by you is surviving, then the Annuitant will be each Owner who is a natural person.
• A designation may name 2 or more natural persons jointly as the Annuitant. On the death of a joint Annuitant, the survivor will become the sole Annuitant.

•   A designation may name a natural person as contingent Annuitant. A contingent Annuitant will become the Annuitant only if there is no surviving primary Annuitant.
Except as provided below, you generally may make or change a designation of Annuitant at any time before the Commencement Date. A designation of Annuitant must be made by Written Request.
A designation of Annuitant may not be made or changed at any time that an Owner is a non-natural person unless it is before the Contract effective date.
Except as otherwise elected or as required by law, a change of Annuitant will not cancel a designation of a Beneficiary or a settlement option election.
Beneficiary Provisions
The Beneficiary is the person entitled to receive any Death Benefit that is to be paid under this Contract. The Beneficiary will be the measuring life for life contingent Death Benefit payments (Option B and Option C).
•	If there is a joint owner and that joint owner survives you, then that joint owner is the Beneficiary regardless of any designation of Beneficiary made by you.
•	If there is no joint owner who survives you, than the Beneficiary is the person or persons whom you designate.
•	If there is no joint owner or Beneficiary designated by you who survives you, then your estate will be the Beneficiary.
If a Beneficiary dies within 30 days after your death, we will assume that he or she did not survive you for purposes of this Contract.
Joint Beneficiaries. You may designate 2 or more persons jointly as the Beneficiary. Unless you state otherwise, joint Beneficiaries who survive you will be entitled to equal shares.
Contingent Beneficiaries. You may also designate one or more persons as contingent Beneficiary. Unless you state otherwise, a contingent Beneficiary will be entitled to a benefit only if there is no primary Beneficiary who survives you.
How to Designate a Beneficiary or Change a Designation
You may make or change a designation of Beneficiary at any time so long as you have not specified that a prior designation is irrevocable and no death has occurred for which a Death Benefit is payable. A designation of Beneficiary must be made by Written Request. The Written Request must be received on or before the date of death for which a Death Benefit is payable.
•	Please review the explanation of a Written Request in the Definitions section of this prospectus.
Except as otherwise elected or as required by law, a change of Beneficiary will not cancel a designation of an Annuitant or a settlement option election.

Payees under the Contract
A payee is a person to whom benefits are paid under this Contract.
Payees

For a Tax Qualified Contract	You are the Annuitant under the Contract and, as the Annuitant, you are the payee of the Annuity Benefit.
The Beneficiary is the payee of the Death Benefit.

For any other Contract	The Annuitant under the Contract is the payee of the Annuity Benefit. If you are not the Annuitant, you can elect to have the Annuity Benefit Payments made to you as payee.
The Beneficiary is the payee of the Death Benefit.
Designation of Other Payees
A designation or change of payee or contingent payee must be made by Written Request. In any event, the Annuitant will be the person on whose life Annuity Benefits payments are based and the Beneficiary will be the person on whose life Death Benefit payments under a settlement option will be based. No change of payee or contingent payee at any time will change this.
•	Please review the explanation of a Written Request in the Definitions section of this prospectus.
Irrevocable naming of a payee other than the Owner can have adverse tax consequences.

Designation of Payees for Annuity Benefits	You may designate a contingent payee to receive Annuity Benefit payments that are payable with respect to a payment interval that ends after the death of the payee.
If there is no such payee or contingent payee surviving, then we will make such payments to the person or person designated as contingent payee by the last payee who received payments.
Failing that, we will make such payments to the estate of the last payee who received payments.
Unless you have specified that a prior designation is irrevocable, you may designate or change the payee or contingent payee at any time subject to the limits on primary payees set out in the Settlement Options section of this prospectus.

Designation of Payees for Death Benefits	As part of any Death Benefit settlement option election that you make, you may designate a contingent payee to receive Death Benefit payments that are payable with respect to a payment interval that ends after the death of the Beneficiary.
If there is no such payee or contingent payee surviving, then we will make such payments to the person or person designated as contingent payee by the Beneficiary.
Failing that, we will make such payments to the estate of the last payee who received payments.
A Beneficiary may not change a contingent payee designation made by you as part of any Death Benefit settlement option election that you made. A Beneficiary may make or change any other payee or contingent designation at any time.
A Beneficiary that is a non-natural person may elect to have payments based on the life of person to whom the Beneficiary is obligated. This election may be made by Written Request before the Death Benefit Commencement Date.

ANNUITY INVESTORS LIFE INSURANCE COMPANY®
The Company is a stock life insurance company incorporated under the laws of the State of Ohio in 1981. The Company is principally engaged in the sale of variable and fixed annuity contracts. The administrative office of the Company is located at 525 Vine Street, Cincinnati, Ohio 45202.
The Company is a wholly owned subsidiary of Great American Life Insurance Company®, which is a wholly owned subsidiary of Great American Financial Resources®, Inc. (“GAFRI”) GAFRI is a wholly owned subsidiary of American Financial Group, Inc., a publicly traded holding company (NYSE: AFG).
We may from time to time publish in advertisements, sales literature and reports to owners the ratings and other information assigned to the Company by one or more independent rating organizations such as A.M. Best Company, Standard & Poor’s, and Fitch. The purpose of the ratings is to reflect the financial strength and/or claims-paying ability of the Company. Each year A.M. Best Company reviews the financial status of thousands of insurers, culminating in the assignment of Best’s Ratings. These ratings reflect A.M. Best Company’s opinion of the relative financial strength and operating performance of an insurance company in comparison to the norms of the life/health insurance industry. Ratings of the Company do not reflect the investment performance of the Separate Account or the degree of risk associated with an investment in the Separate Account.
The obligations under the Contracts are obligations of the Company. The fixed benefits under this Contract are provided through the Fixed Account. The Fixed Account is part of our general account and its values are not dependent on the investment performance of the Subaccounts that make up the Separate Account. The variable benefits under this Contract are provided through the Separate Account, which is described below.
The Company and Great American Advisors®, Inc., the principal underwriter of the Contracts, are involved in various kinds of routine litigation that, in management’s judgment, are not of material importance to their assets or the Separate Account. There are no pending legal proceedings against the Separate Account.
THE SEPARATE ACCOUNT
We established the Separate Account on November 7, 2001, as an insurance company separate account under the laws of the State of Ohio pursuant to resolution of our Board of Directors. It is divided into Subaccounts that invest in corresponding Portfolios.
The assets of the Separate Account will be held for the exclusive benefit of owners of, and the persons entitled to payment under, the Contracts offered by this prospectus and all other contracts issued by the Separate Account. The assets of the Separate Account are owned by the Company, but they are held separately from the other assets of the Company. Under Ohio law, the assets of a separate account are not chargeable with liabilities incurred in any other business operation of the Company. Income, gains and losses incurred on the assets in the Separate Account, whether realized or not, are credited to or charged against the Separate Account, without regard to other income, gains or losses of the Company. Therefore, the performance of the Separate Account is entirely independent of the investment performance of our general account assets or any other separate account maintained by us.
We may operate the Separate Account as a management company or any other form permitted by law. We may de-register the Separate Account in the event such registration is no longer required. We may combine the Separate Account with one or more separate accounts. We would only take these actions if we deemed them to be in the best interest of persons having voting right under the Contracts.

DISTRIBUTION OF VARIABLE ANNUITY CONTRACTS
Great American Advisors®, Inc. (“GAA”) is the principal underwriter of the contracts. Its business address is 525 Vine Street, Cincinnati, Ohio 45202. GAA is a wholly-owned subsidiary of Great American Financial Resources, Inc. and an affiliate of the Company.
The Contracts are sold by insurance agents who are also registered representatives of (1) GAA or (2) other broker-dealers that have entered into selling agreements with GAA. GAA and the other broker-dealers are registered under the Securities Exchange Act of 1934, and are members of the Financial Industry Regulatory Authority. All registered representatives who sell the Contracts are appointed by the Company as insurance agents and are authorized under applicable state insurance regulations to sell variable annuity contracts.
The Company pays commissions to GAA for promotion and sale of the contracts. GAA retains the commissions for sales made through its registered representatives, or pays the commissions to other broker-dealers for sales made through their registered representatives. GAA and the other broker-dealers pay their registered representatives from their own funds. Commissions paid by us are calculated as a percentage of the purchase payments received for a contract. The maximum percentage is 8.5% of the purchase payments received from a contract. Commissions paid by us may also be calculated as a percentage of the contract value (sometimes called a trail commission). Trail commissions are not expected to exceed 1% of the contract value on an annual basis.
Commissions paid on the Contracts and payments for other services are not charged directly to you or your Account Value, but are charged indirectly through fees and charges imposed under the Contracts. If these fees and charges are not sufficient to cover the commissions and other payments, any deficiency will be made up from our general assets.
We paid the following amounts to GAA for the last three years: [$xx for 2007], $1,757,857 for 2006, and $1,995,224 for 2005. These amounts include compensation related to other contracts issued through Annuity Investors Variable Account C.
GAA may enter into revenue sharing, shelf space, and other arrangements with broker-dealers under which GAA pays them additional compensation for services that they provide in connection with the distribution of the Contracts (such as providing access to their distribution networks, sponsoring conferences, seminars, sales programs or training programs for registered representatives or other employees, paying travel expenses incurred in connection with these events, and sponsoring sales and advertising campaigns related to the Contracts) or additional compensation for administrative or operational expenses. These arrangements may not be applicable to all firms in the selling network, the terms of these arrangements may differ between firms, and the compensation payable under these arrangements may include cash compensation, non-cash compensation, or other benefits. Compensation paid under these arrangements will not result in any additional direct charge to you. Compensation under these arrangements may provide an incentive for a selling firm or its registered representatives to favor the sale of the Contracts over other financial products available in the marketplace.
A Portfolio may compensate the Company or GAA for the distribution and operational services that the Company or GAA provides and the costs that it incurs in providing these services. For example, each business day, we aggregate all purchase, redemption, and transfer requests from Contract owners with respect to a Portfolio and submit one request to the applicable Portfolio. As a result, the Portfolio does not incur the expenses related to processing individual requests from Contract owners. GAA also maintains the distribution network that supports the sale of our variable annuity products that invest in the Portfolios. Payments from a Portfolio to the Company or GAA for these services may be made pursuant to (1) the Portfolio’s Rule 12b-1 plan, in which case the payments are deducted from the Portfolio’s assets or (2) service, administration, sub-transfer or similar agreements between the Company or GAA and the Portfolio’s investment adviser or its affiliate.

FEDERAL TAX MATTERS
[to be updated by pre-effective amendment]
This section provides a general description of federal income tax considerations relating to the Contracts. The purchase, holding and transfer of a Contract may have federal estate and gift tax consequences in addition to income tax consequences. Estate and gift taxation is not discussed in this prospectus or in the Statement of Additional Information. State taxation will vary depending on the state in which you reside, and is not discussed in this prospectus or in the Statement of Additional Information.
The tax information provided in the prospectus and Statement of Additional Information is not intended or written to be used as legal or tax advice. It is written solely to provide information related to the sale and holding of the Contracts. As a taxpayer, you cannot use it for the purpose of avoiding penalties that may be imposed under the tax laws. You should seek advice on legal or tax questions based on your particular circumstances from an independent attorney or tax advisor.
Tax Deferral on Annuities
Internal Revenue Code (“IRC”) Section 72 governs taxation of annuities in general. The income earned on a Contract is generally not included in income until it is withdrawn from the Contract. In other words, a Contract is a tax-deferred investment. The Contracts must meet certain requirements in order to qualify for tax-deferred treatment under IRC Section 72. These requirements are discussed in the Statement of Additional Information. In addition, tax deferral is not available for a Contract when the Owner is not a natural person unless the Contract is part of a tax-qualified retirement plan or the Owner is a mere agent for a natural person. For a nonqualified deferred compensation plan, this rule means that the employer as Owner of the Contract will generally be taxed currently on any increase in the Account Value, although the plan itself may provide a tax deferral to the participating employee. For a group nonqualified Contract where the Owner has no rights over the separate interests, this rule is applied to each participant who is not a natural person.
Tax-Qualified Retirement Plans
Annuities may also qualify for tax-deferred treatment, or serve as a funding vehicle, under tax-qualified retirement plans that are governed by other IRC provisions. These provisions include IRC Sections 401 (pension and profit sharing plans), 403(b) (tax-sheltered annuities), 408 and 408A (individual retirement annuities), and 457(g) (governmental deferred compensation plans). Tax-deferral is generally also available under these tax-qualified retirement plans through the use of a trust or custodial account without the use of an annuity.
The tax law rules governing tax-qualified retirement plans and the treatment of amounts held and distributed under such plans are complex. If the Contract is to be used in connection with a tax-qualified retirement plan, including individual retirement annuities (“IRAs”), you should seek competent legal and tax advice regarding the suitability of the Contract for the situation involved and the requirements governing the distribution of benefits.
Contributions to a tax-qualified Contract are typically made with pre-tax dollars, while contributions to a non-tax-qualified Contract are typically made from after-tax dollars, though there are exceptions in either case. Tax-qualified Contracts may also be subject to restrictions on withdrawals that do not apply to non-tax-qualified Contracts. These restrictions may be imposed to meet the requirements of the IRC or of an employer plan. Following is a brief description of the types of tax-qualified retirement plans for which the Contracts are available.
Individual Retirement Annuities
IRC Sections 219 and 408 permit individuals or their employers to contribute to an individual retirement arrangement known as an “Individual Retirement Annuity” or “IRA”. Under applicable limitations, an individual may claim a tax deduction for certain contributions to an IRA. Contributions made to an IRA for an employee under a Simplified Employee Pension (SEP) Plan or Savings Incentive Match Plan for Employees (SIMPLE) established by an employer will not be includable in the gross income of the employee until the employee receives distributions from the IRA. Distributions from an IRA are taxable to the extent that they represent contributions for which a tax deduction was claimed, contributions made under a SEP plan or SIMPLE, or income earned on the Contract.

Roth IRAs
IRC Section 408A permits certain individuals to contribute to a Roth IRA. Contributions to a Roth IRA are not tax deductible. Tax-free distributions of contributions may be made at any time. Distributions of earnings are tax-free following the five-year period beginning with the first year for which a Roth IRA contribution was made if the Owner has attained age 59 1/2, become disabled, or died, or for qualified first-time homebuyer expenses.
Tax-Sheltered Annuities
IRC 403(b) of the Code permits contributions to a “tax-sheltered annuity” or “TSA” for the employees of public schools and certain charitable, religious, educational and scientific organizations described in IRC Section 501(c)(3). TSA contributions and Contract earnings are generally not included in the gross income of the employee until the employee receives distributions from the TSA. Amounts attributable to contributions made under a salary reduction agreement cannot be distributed until the employee attains age 59 1/2, severs employment, becomes disabled, incurs a hardship, or dies. The Texas ORP or any other plan under which the Contract was purchased may impose additional restrictions.
Texas Optional Retirement Program
The Texas Optional Retirement Program (“ORP”) provides for the purchase of IRC 403(b) Tax-Sheltered Annuities with fixed employer and employee contributions. Amounts attributable to such contributions cannot be distributed until the employee terminates employment from all Texas public institutions of higher education, retires, attains age 70 1/2, or dies. Amounts attributable to employer contributions vest after one year of participation. Distributions require written certification from the employer of the employee’s vesting status and, if the employee is living and under age 70 1/2, the employee’s retirement or other termination from employment.
Pension, Profit—Sharing, and 401(k) Plans
IRC Section 401 permits employers to establish various types of retirement plans for employees, and permits self-employed individuals to establish such plans for themselves and their employees. These plans may use annuity contracts to fund plan benefits. Generally, contributions are deductible to the employer in the year made, and contributions and earnings are generally not included in the gross income of the employee until the employee receives distributions from the plan. The IRC and the plan may impose restrictions on distributions. Purchasers of a Contract for use with such plans should seek competent advice regarding the suitability of the proposed plan documents and the Contract for their specific needs.
Roth TSAs and Roth 401(k)s
IRC Section 402A permits participants in certain TSA programs or 401(k) plans to designate some part or all of their future elective contributions as Roth contributions. Roth contributions to a TSA or 401(k) plan are included in the participant’s taxable income as earned. Distributions are considered to come proportionally from contributions and earnings. Distributions attributable to contributions are tax-free. Distributions attributable to earnings are tax-free following the five-year period beginning with the first year for which Roth contributions are made to the plan if the Owner has attained age 59 1/2, become disabled, or died. Amounts attributable to Roth TSA and Roth 401(k) contributions are subject to the same distribution restrictions that apply to other amounts attributable to TSA or 401(k) contributions made under a salary reduction agreement. The plan may impose additional restrictions.
Governmental Deferred Compensation Plans
State and local government employers may purchase annuity contracts to fund deferred compensation plans for the benefit of their employees described in IRC Section 457(b). Contributions and earnings are generally not included in the gross income of the employee until the employee receives distributions from the plan. Amounts cannot be distributed until the employee attains age 70 1/2, severs employment, becomes disabled, incurs an unforeseeable emergency, or dies. The plan may impose additional restrictions.

Nonqualified Deferred Compensation Plans
Employers may invest in annuity contracts in connection with unfunded deferred compensation plans for their employees. Such plans may include deferred compensation plans of non-governmental tax-exempt employers described in IRC Section 457(b); deferred compensation plans of both governmental and nongovernmental tax-exempt employers that are taxed under IRC Section 457(f) and subject to Section 409A; and nonqualified deferred compensation plans of for-profit employers subject to Section 409A. In most cases, these plans are designed so that amounts credited under the plan will not be includable in the employees’ gross income until paid under the plan. In these situations, the annuity contracts are not plan assets and are subject to the claims of the employer’s general creditors. Whether or not made from the Contract, benefits payments are subject to restrictions imposed by the IRC and the plan.

Summary of Income Tax Rules
The following chart summarizes the basic income tax rules governing tax-qualified and non-tax-qualified Contracts.

	Tax-Qualified Contracts and Employer Plans	Basic Non-Tax-Qualified Contracts
Plan Types	• IRC §401 (Pension, Profit—Sharing, 401(k))	IRC §72 only
• IRC §403(b) (Tax-Sheltered Annuities)
• IRC §408 (IRA, SEP, SIMPLE IRA)
• IRC §408A (Roth IRA)
• IRC §402A (Roth TSA or Roth 401(k))
• IRC §457
• IRC §409A (Nonqualified Deferred Compensation)

Who May Purchase a Contract	Natural person, employer, or employer plan. Nonqualified deferred compensation plans will generally lose tax-deferred status of Contract itself.	Anyone. Non-natural person may purchase but will generally lose tax-deferred status.

Restrictions on Distributions	Distributions from tax-qualified Contracts may be restricted to meet requirements of the Internal Revenue Code and/or terms of the retirement plan.	None.

Taxation of Surrenders	If there is an after-tax “investment in the contract,” a pro rata portion of the amount surrendered is taxable income based on the ratio of “investment in the contract” to Account Value. Usually, 100% of distributions from a qualified plan must be included in taxable income because there were no after-tax contributions and therefore no “investment in the contract.” Distributions from §408A Roth IRA or §402A Roth TSA or Roth 401(k) are completely tax free if certain requirements are met.	Account Value in excess of “investment in the contract” is included in taxable income. Generally, the “investment in the contract” will equal the sum of all purchase payments less prior non-taxable withdrawals. Surrenders are deemed to come from earnings first, and “investment in the contract” last. For a Contract purchased through a IRC §1035 exchange that includes contributions made before August 14, 1982, withdrawals are not taxable until those contributions have been returned in full.

Taxation of Benefit Payments (annuity benefit payments or death benefit payments)	For fixed dollar benefit payments, a percentage of each payment is tax free equal to the ratio of after-tax “investment in the contract” (if any) to the total expected payments, and the balance is included in taxable income. For variable dollar benefit payments, a specific dollar amount of each payment is tax free, as predetermined by a pro rata formula, rather than a percentage of each payment. In either case, once the after-tax “investment in the contract” has been recovered, the full amount of each benefit payment is included in taxable income. Distributions from a §408A Roth IRA or §402A Roth TSA or Roth 401(k) are completely tax free if certain requirements are met.

Taxation of Lump Sum Death Benefit	Taxed to recipient generally in same manner as full surrender.

Possible Penalty Taxes for Surrenders and Benefit Payments Before Age 59 1/2	Taxable portion of payments made before age 59 1/2 may be subject to 10% penalty tax (or 25% for a SIMPLE IRA during the first two years of participation). Penalty taxes do not apply to payments after the participant’s death, or to §457 plans or §409A nonqualified deferred compensation plans. Other exceptions may apply.	Taxable portion of payments made before age 59 1/2 may be subject to a 10% penalty tax. Penalty taxes do not apply to payments after the Owner’s death. Other exceptions may apply.

Assignment of Contract/Transfer of Ownership	Assignment and transfer of Ownership generally not permitted.	Generally, deferred earnings taxable to transferor on transfer or assignment; transferee’s “investment in the contract” is increased by same amount. Gift tax consequences are not discussed herein.

Federal Income Tax Withholding	Eligible rollover distributions from §401, §403(b), and governmental §457(b) plan Contracts are subject to 20% mandatory withholding on taxable portion unless direct rollover. Distributions under nongovernmental §457(b) plan, 457(f) plan, and nonqualified deferred compensation plan are subject to wage withholding. For all other payments, Payee may elect to have taxes withheld or not.	Generally, Payee may elect to have taxes withheld or not.

Required Minimum Distributions
The Contracts are subject to the required minimum distribution (“RMD”) rules of federal tax law. These rules vary based on the tax qualification of the Contract or the plan under which it is issued.
If the Contract is nonqualified or is a Roth IRA, then there are no required minimum distributions during life. For all tax-qualified Contracts other than Roth IRAs, required minimum distributions must generally begin by April 1 following attainment of age 70 1/2. However, a participant who is not a 5% owner of the employer may delay required minimum distributions from the employer’s Tax-Sheltered Annuity Plan, Pension, Profit-Sharing, or 401(k) Plan, or Governmental Deferred Compensation Plan until April 1 following the year in which the participant retires from the employer. The required minimum distributions during life are calculated based on standard life expectancy tables adopted under federal tax law.
Both nonqualified and tax-qualified Contracts are subject to required minimum distributions after death. Generally, if payments have begun under a settlement option during life, then after death any remaining payments must be made at least as rapidly as those before death. If payments have not begun under a settlement option during life, then the death benefit must be paid out in full within five years after death, or must be paid out in substantially equal payments beginning within one year of death over a period not exceeding the beneficiary’s life expectancy. If the Contract is nonqualified or is a traditional IRA or Roth IRA, a spouse beneficiary may elect out of these requirements, and apply the required minimum distribution rules as if the contract were his or her own.

CALCULATION OF BENEFIT PAYMENTS
Benefit Payments
Benefit payments may be calculated and paid as fixed dollar payments, variable dollar payments, or a combination of both. The stream of payments, whether fixed dollar or variable dollar, is an obligation of our general account. However, we guarantee only the amount of fixed dollar payments. The Beneficiary (or the applicable payee) bears the risk that any variable dollar payment may be less than the initial variable dollar payment, or that it may decline to zero, if Benefit Unit Values for that payment decrease sufficiently.
You may request that Annuity Benefit payments or Death Benefit payments be made as fixed dollar payments, variable dollar payments, or a combination of both.
No transfers between fixed dollar payments and variable dollar payments will be allowed after the Commencement Date. Twelve months or more after the Commencement Date, the person controlling payments may transfer all or part of the Benefit Units upon which variable dollar payments are based from the Subaccount(s) then held to Benefit Units in other Subaccount(s) that are than available. Such transfers of Benefit Units may not occur more than once in any 12 month period and are subject to the limitations on transfers described in the Transfers section and Appendix C of this prospectus.
Fixed Dollar Payments
The amount to be applied to Fixed Dollar payments is the Fixed Account Value as of the Commencement Date. It will include the amount of any transfer to Fixed Dollar payments that is made from the Separate Account on that date. It will not include the amount of any transfer to Variable Dollar payments that is made from the Fixed Accumulation Account as of the end of the Valuation Period that precedes the Commencement Date. The amount to be applied to payments will be reduced by any fees and charges, loans, or applicable premium tax or other taxes not previously deducted.
Fixed Dollar payments are determined as follows. We start with the amount to be applied to Fixed Dollar payments. We then deduct a pro-rate portion of the Contract maintenance fee. The resulting amount, expressed in thousands of dollars is then multiplied by the amount of the periodic payment per $1,000 of value. This payment is obtained from the Settlement Option Table for the option that is elected. Fixed Dollar payments will remain level for the duration of the payment period.
Variable Dollar Payments
The amount to be applied to Variable Dollar payments is the Variable Account Value as of the end of the Valuation Period that precedes the Commencement Date. It will include the amount of any transfer to Variable Dollar payments that is made from the Fixed Accumulation Account as of that same time. It will be reduced by the amount of any transfer to Fixed Dollar payments that is to be made from the Separate Account on the Commencement Date. An amount that is transferred from the Fixed Accumulation Account will be allocated among the Subaccounts by Written Request. The amount to be applied to payments will be reduced by any fees and charges, loans, or applicable premium tax or other taxes not previously deducted.
The Variable Dollar base payment on the Commencement Date is determined as follows. We start with the amount to be applied to Variable Dollar payments, expressed in thousands of dollars. This amount is then multiplied by the amount of the periodic payment per $1,000 of value. This payment is obtained from the Settlement Option Table for the option that is elected.

The total amount of each Variable Dollar payment will be equal to the sum of the payments from each Subaccount. The payment from each Subaccount is found by multiplying the number of Benefit Units held in that Subaccount for such Variable Dollar payments by the Benefit Unit Value for that Subaccount. We do this as of the end of the fifth Valuation Period before the date that the payment is due.
Number of Benefit Units. The number of Benefit Units in each Subaccount held for Variable Dollar payments is determined as follows. We divide the dollar amount of the Variable Dollar base payment from each Subaccount by the Benefit Unit Value for that Subaccount as of the Commencement Date. The number of Benefit Units in each Subaccount will change if the Person Controlling Payments makes transfers among Subaccounts. The Benefit Units in each Subaccount will change proportionally to a change in the base payment due to any change in the payment interval or as specified by the settlement option. Otherwise, the number of Benefit Units remains fixed during the payment period.
Benefit Unit Values. An explanation of how Benefit Unit Values are calculated is included in the Glossary of Financial Terms of this prospectus.
Subsequent to the Commencement Date, the actual amount of each Variable Dollar payment will reflect the investment performance of the Subaccount(s) selected. It may vary from payment to payment.
We will deduct a pro-rata portion of the Contract Maintenance Fee from each payment.

GLOSSARY OF FINANCIAL TERMS
The following financial terms are explained in this section of the Prospectus: account value, variable account value, fixed account value, accumulation units, accumulation unit value, benefit unit value and net investment factor. Read these terms in conjunction with the other sections of this prospectus.
Account Value
The aggregate value of your interest in the Fixed Accumulation Account and all of the Subaccounts is referred to as the “Account Value.” The value of your interest in all of the Subaccounts is the “Variable Account Value. The value of your interest in the Fixed Accumulation Account is the “Fixed Account Value.”
The Account Value at any time is net of any fees, charges, deductions, withdrawals, surrenders, and/or outstanding loans incurred prior to or as of the end of that Valuation Period.
Fixed Account Value
At any time before the Annuity Commencement Date, the Fixed Account Value for this Contract is equal to:
1)	Purchase Payment(s) that are allocated to the Fixed Accumulation Account; plus

2)	amounts transferred to the Fixed Account; plus

3)	interest credited to the Fixed Account; less

4)	any withdrawals, surrender, and transfers from the Fixed Account; and less

5)	any fees, charges, deductions and other adjustments made as described in the Contract.
Variable Account Value
At any time before the Annuity Commencement Date, the Variable Account Value for this Contract is equal to the sum of the values of your interest in each Subaccount. The value of your interest in a Subaccount is equal to the number of your Accumulation Units for that Subaccount multiplied by the Accumulation Unit Value for that Subaccount. These values are determined as of the end of the preceding Valuation Period.
Accumulation Units
Purchase Payment(s) that are allocated to a Subaccount, and amounts that are transferred to a Subaccount, are converted into Accumulation Units. The number of Accumulation Units credited is determined by dividing the dollar amount directed to that Subaccount by the value of the Accumulation Unit for that Subaccount at the end of the Valuation Period during which the amount is received.
The following events will result in the cancellation of an appropriate number of Accumulation Units of a Subaccount:
1)	a transfer from a Subaccount;

2)	the surrender or a withdrawal of the Variable Account Value;

3)	the payment of a Death Benefit;

4)	the application of the Variable Account Value to a settlement option; or

5)	the deduction of the fees, charges or other adjustments described in this Contract.
Accumulation Units will be canceled as of:
1)	the end of the Valuation Period during which we receive a Written Request that gives rise to such cancellation;

2)	the Commencement Date; or

3)	the end of the Valuation Period on which a fee, charge or other adjustment is due.
Accumulation Unit Value
The initial Accumulation Unit Value for the Money Market Subaccount was set at $1.00. The initial Accumulation Unit Value for each of the other Subaccounts was set at $10.00. After that, the Accumulation Unit Value at the end of each Valuation Period is the Accumulation Unit Value as of the end of the prior Valuation Period multiplied by the Net Investment Factor. The Net Investment Factor is described below. The Accumulation Unit Values will vary as a result of the varying investment experience of the Funds.

Benefit Unit Value
The Benefit Unit Value for each Subaccount is originally established in the same manner as Accumulation Unit Values. For any date after that, the value of a Benefit Unit for a Subaccount is determined by multiplying the Benefit Unit Value as of the end of the preceding Valuation Period by the Net Investment Factor described below. The product is then multiplied by the assumed daily investment factor for the number of days in the Valuation Period. The assumed daily investment factor is based on the assumed net investment rate for the Settlement Option Table that is used to fix the base payment. This factor shall be no greater than 0.99997236, which is the factor based on a net investment rate of 1% per year, compounded annually, as reflected in the guaranteed Settlement Option Tables.
Net Investment Factor
The Net Investment Factor is a measure of the investment performance of a Subaccount from one Valuation Period to the next. Each Subaccount has a Net Investment Factor for each Valuation Period. The Net Investment Factor may be greater than one, or it may be less than one. This means that the Accumulation Unit Value for each Subaccount may increase or it may decrease.
The Net Investment Factor for any Subaccount for any Valuation Period is determined by dividing (1) by (2) and then subtracting (3) from the result, where:
1)	is equal to:
a)	the Net Asset Value per share of the Portfolio held in the Subaccount, determined at the end of the applicable Valuation Period; plus

b)	the per share amount of any dividend or net capital gain distributions made by the Portfolio held in the Subaccount, if the “ex-dividend” date occurs during the applicable Valuation Period; plus or minus

c)	a per share credit or charge for any taxes reserved for, which is determined by the Company to have resulted from the investment operations of the Subaccount;
2)	is the Net Asset Value per share of the Portfolio held in the Subaccount, determined at the end of the preceding Valuation Period; and

3)	is the sum of the Mortality and Expense Risk Charge and the Administration Charge to be deducted from the Subaccount for the number of days in the applicable Valuation Period.
The term “Net Asset Value” in the formula above means the amount computed by a Fund as the price at which the Fund’s shares are purchased and redeemed. It is computed no less frequently than each Valuation Period.

PERFORMANCE INFORMATION
We may from time to time disclose performance information for the Subaccounts for various periods of time. Performance information may include:
•	standardized total return (average annual total return);

•	adjusted historical total return;

•	non-standardized total return; and

•	standardized yield (for the Money Market Subaccount).
Performance information is based on historical information and is not intended to indicate future performance. Performance data and a description of the methods used to calculate total return and yield are included in the Statement of Additional Information.
We may include ranking information in reports to Contract owners and in marketing materials. This information may include rankings of the Subaccounts, the Separate Account or the Contracts, as published by any service, company, or person that ranks separate accounts or other investment products on overall performance or other criteria. Examples of companies that publish such rankings are Lipper Analytical Services, Inc., VARDS, IBC/Donoghue’s Money Fund Report, Financial Planning Magazine, Money Magazine, Bank Rate Monitor, Standard & Poor’s Indices, Dow Jones Industrial Average, and Morningstar.
We may also:
•	compare the performance of a Subaccount with applicable indices and/or industry averages;

•	present performance information that reflects the effects of tax-deferred compounding on Subaccount investment returns;

•	compare investment return on a tax-deferred basis with currently taxable investment return; and

•	illustrate investment returns by graphs, charts, or otherwise.
THE REGISTRATION STATEMENT
We filed a Registration Statement with the SEC under the Securities Act of 1933 relating to the Contracts offered by this prospectus. This prospectus was filed as a part of the Registration Statement, but it does not constitute the complete Registration Statement. The Registration Statement contains further information relating to the Company and the Contracts. The Registration Statement and the exhibits thereto may be inspected and copied at the office of the SEC, located at 100 F Street, N.E., Washington, D.C., and may also be accessed at the SEC’s web site www.sec.gov. The registration number for the Contracts is 333-XXXXX.
Statements in this prospectus discussing the content of the Contracts and other legal instruments are summaries. The actual documents are filed as exhibits to the Registration Statement. For a complete statement of the terms of the Contracts or any other legal document, refer to the appropriate exhibit to the Registration Statement.

STATEMENT OF ADDITIONAL INFORMATION
A Statement of Additional Information containing more details concerning the subjects discussed in this prospectus is available. The following is the table of contents for the Statement of Additional Information:
Copies of the Statement of Additional Information dated XX XX, 2008 are available without charge.
•	To request a copy, please clip this coupon on the dotted line below, enter your name and address in the spaces provided, and mail to: Annuity Investors Life Insurance Company, P.O. Box 5423, Cincinnati, Ohio 45201-5423.

•	You may also call us at 1-800-789-6771, or visit us at our web site www.gafri.com to request a copy.
Annuity Investors Variable Account C
Request for Statement of Additional Information

Name:

Address:

City:

State:

Zip:

APPENDIX A: CONDENSED FINANCIAL INFORMATION
[Condensed financial information will be provided by pre-effective amendment.]

A-1

APPENDIX B: PORTFOLIOS
This table includes the following information about each Portfolio:
•	The name of the Portfolio in which the corresponding Subaccount invests

•	The series or class of shares of the Portfolio in which the corresponding Subaccount invests

•	The name of the Portfolio’s advisor

•	The name of any sub-advisor of the Portfolio

•	A summary of the Portfolio’s investment objective and strategy

AIM Variable Insurance Funds

AIM V.I. Capital Development Fund Series II Shares Invesco Aim Advisors, Inc.	The fund’s investment objective is long-term growth of capital. The fund seeks to meet its objective by investing primarily in equity securities of mid-capitalization companies. The fund may also invest up to 25% of its total assets in foreign securities. Any percentage limitations with respect to assets of the fund are applied at the time of purchase.

AIM V.I. Global Real Estate Fund Series II Shares Invesco Aim Advisors, Inc.

AIM V.I. International Growth Fund Series II Shares Invesco Aim Advisors, Inc.

AIM V.I. Mid Cap Core Equity Fund Series II Shares Invesco Aim Advisors, Inc.	The fund’s investment objective is long-term growth of capital. The fund seeks to meet its objective by investing, normally, at least 80% of its net assets, plus the amount of any borrowing for investment purposes, in equity securities, including convertible securities, of mid-capitalization companies. In complying with this 80% investment requirement, the fund’s investments may include investments in synthetic instruments. The fund may invest up to 20% of its assets in equity securities of companies in other market capitalization ranges. The fund may also invest up to 20% of its assets in investment-grade debt securities, U.S. government securities, high quality money market instruments, and, as part of a risk management strategy, cash and cash equivalents, including shares of affiliated to this strategy, the fund generally invests a substantial amount of its assets in cash and cash equivalents. The fund may invest up to 25% of its total assets in foreign securities. Any percentage limitations with respect to assets of the fund are applied at the time of purchase.

AIM V.I. Small Cap Equity Fund Series I Shares Invesco Aim Advisors, Inc.	The fund’s investment objective is long-term growth of capital. The fund seeks to meet its objective by investing, normally, at least 80% of its assets in equity securities, including convertible securities, of small-capitalization companies. In complying with the 80% investment requirement, the fund’s investments may include synthetic instruments. The fund may also invest up to 25% of its total assets in foreign securities. Any percentage limitations with respect to assets of the fund are applied at the time of purchase.

AllianceBernstein Variable Products Series Fund, Inc.

International Value Portfolio Class B Shares

American Century Variable Portfolios

American Century VP Large Company Value Fund Class II Shares American Century Investment Management, Inc.	The Fund seeks long-term capital growth. Income is a secondary objective. In selecting stocks for the Fund, its managers look for companies whose stock price may not reflect the companies’ value. The managers attempt to purchase the stocks of these undervalued companies and hold them until their stock price has increased to, or is higher than, a level the managers believe more accurately reflects the fair value of the company. The Fund invests primarily in larger companies. Under normal market conditions, the Fund will have at least 80% of its assets in equity securities of companies comprising the Russell 1000® Index.

American Century VP Mid Cap Value Fund Class II Shares American Century Investment Management, Inc.	The Fund seeks long-term capital growth. Income is a secondary objective. Its managers look for stocks of companies that they believe are undervalued at the time of purchase. The managers use a value investment strategy that looks for companies that are temporarily out of favor in the market. The managers attempt to purchase the stocks of these undervalued companies and hold them until they have returned to favor in the market and their stock prices have gone up. The Fund will invest at least 80% of its assets in securities of companies whose market capitalization at the time of purchase is within the capitalization range of the Russell 3000® Index, excluding the largest 100 such companies. The managers intend to manage the Fund so that its weighted capitalization falls within the capitalization range of the members of the Russell Midcap® Index.

American Century VP VistaSM Fund Class I Shares American Century Investment Management, Inc.	The Fund seeks long-term capital growth. Its managers look for stocks of medium-sized and smaller companies they believe will increase in value over time, using a growth investment strategy developed by American Century. This strategy looks for companies with earnings and revenues that are not only growing, but growing at a successively faster, or accelerating pace. This strategy is based on the premise that, over the long term, the stocks of companies with accelerating earnings and revenues have a greater-than-average chance to increase in value.

Calamos® Advisors Trust

Calamos Growth and Income Portfolio Calamos Advisors LLC	The portfolio seeks high long-term return through growth and current income. The portfolio invests primarily in a diversified portfolio of convertible, equity and fixed-income securities. In seeking to meet its investment objective, the portfolio’s adviser utilizes highly disciplined institutional management strategies designed to help enhance investment returns while managing risk. As part of these strategies, an in-depth proprietary analysis is employed on an issuing company and its securities.

Davis Variable Account Fund, Inc.

Davis Value Portfolio Davis Selected Advisors, L.P. Davis Selected Advisers—NY, Inc.	The fund’s investment objective is long-term growth of capital. The advisor uses the Davis Investment Discipline to invest the majority of the fund’s assets in equity securities issued by large companies with market capitalization of at least $10 billion. The advisor conducts extensive research to identify businesses that possess characteristics it believes foster the creation of long-term value, such as proven management, a durable franchise and business model, and sustainable competitive advantages. It aims to invest in such businesses when they are trading at a discount to their intrinsic value.

Dreyfus Portfolios

The Dreyfus Socially Responsible Growth Fund, Inc. Service Shares The Dreyfus Corporation	The fund seeks to provide capital growth, with current income as a secondary goal. To pursue these goals, the fund, under normal circumstances, invests at least 80% of its assets in the common stocks of companies that, in the opinion of the fund’s management, meet traditional investment standards and conduct their business in a manner that contributes to the enhancement of the quality of life in America.

Dreyfus Stock Index Fund, Inc. Service Shares The Dreyfus Corporation Mellon Equity Associates	The fund seeks to match the total return of the Standard & Poor’s 500 Composite Stock Price Index. To pursue this goal, the fund generally invests in all 500 stocks in the S&P 500® in proportion to their weighting in the index.

Dreyfus Investment Portfolios MidCap Stock Portfolio Service Shares The Dreyfus Corporation	The portfolio seeks investment results that are greater than the total return performance of publicly traded common stocks of medium-size domestic companies in the aggregate, as represented by the Standard & Poor’s MidCap 400® Index (S&P 400). To pursue this goal, the portfolio normally invests at least 80% of its assets in stocks of midsize companies.

Dreyfus Variable Investment Fund Money Market Portfolio The Dreyfus Corporation	The portfolio seeks as high a level of current income as is consistent with the preservation of capital and the maintenance of liquidity. An investment in a money market portfolio is not insured or guaranteed by the Federal Deposit Insurance Corporation, or any other government agency. Although a money market portfolio seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in a money market portfolio.

Financial Investors Variable Insurance Trust

Ibbotson Balanced ETF Asset Allocation Portfolio Class II ALPS Advisers, Inc. Ibbotson Associates, Inc.	The Portfolio seeks to provide investors with capital appreciation and some current income. The Portfolio invests, under normal circumstances, at least 80% of its net assets plus the amount of any borrowings for investment purposes, in securities of exchange-traded funds (each, an “Underlying ETF” and collectively, the “Underlying ETFs”). The Portfolio will notify you in writing at least 60 days before making any changes to this policy. For the purposes of this 80% investment policy, assets are measured at the time of purchase.

Ibbotson Conservative ETF Asset Allocation Portfolio Class II ALPS Advisers, Inc. Ibbotson Associates, Inc.	The Portfolio seeks to provide investors with current income and preservation of capital. The Portfolio invests, under normal circumstances, at least 80% of its net assets plus the amount of any borrowings for investment purposes, in securities of exchange-traded funds (each, an “Underlying ETF” and collectively, the “Underlying ETFs”). The Portfolio will notify you in writing at least 60 days before making any changes to this policy. For the purposes of this 80% investment policy, assets are measured at the time of purchase.

Ibbotson Growth ETF Asset Allocation Portfolio Class II ALPS Advisers, Inc. Ibbotson Associates, Inc.	The Portfolio seeks to provide investors with capital appreciation. The Portfolio invests, under normal circumstances, at least 80% of its net assets plus the amount of any borrowings for investment purposes, in securities of exchange-traded funds (each, an “Underlying ETF” and collectively, the “Underlying ETFs”). The Portfolio will notify you in writing at least 60 days before making any changes to this policy. For the purposes of this 80% investment policy, assets are measured at the time of purchase.

Ibbotson Income and Growth ETF Asset Allocation Portfolio Class II ALPS Advisers, Inc. Ibbotson Associates, Inc.	The Portfolio seeks to provide investors with current income and capital appreciation. The Portfolio invests, under normal circumstances, at least 80% of its net assets plus the amount of any borrowings for investment purposes, in securities of exchange-traded funds (each, an “Underlying ETF” and collectively, the “Underlying ETFs”). The Portfolio will notify you in writing at least 60 days before making any changes to this policy. For the purposes of this 80% investment policy, assets are measured at the time of purchase.

Franklin Templeton Variable Insurance Products Trust

Mutual Shares Securities Fund Class 2

Franklin U.S. Government Fund Class 2
Templeton Foreign Securities Fund Class 2 Templeton Investment Counsel, LLC	Seeks long-term capital growth. The Fund normally invests at least 80% of its net assets in investments of issuers located outside the U.S., including those in emerging markets, and normally invests predominantly in equity securities.

Janus Aspen Series

Janus Aspen Series Balanced Portfolio Service Shares Janus Capital Management LLC	This diversified portfolio seeks long-term capital growth, consistent with preservation of capital and balanced by current income. The Portfolio normally invests 50-60% of its assets in equity securities selected primarily for their growth potential and 40-50% of its assets in securities selected primarily for their income potential. Within the parameters of its specific investment policies, the portfolio may invest in foreign equity and debt securities, which may include investments in emerging markets. The Portfolio will normally invest at least 25% of its assets in fixed-income senior securities. The portfolio will limit its investment in high-yield/high-risk (also called “junk bonds”) to 35% or less of its net assets.

Janus Aspen Series International Growth Portfolio Service Shares Janus Capital Management LLC	This diversified portfolio seeks long-term growth of capital by investing, under normal circumstances, at least 80% of its net assets plus the amount of any borrowings for investment purposes, in securities of issuers from several different countries, excluding the United States. Although the portfolio intends to invest substantially all of its assets in issuers located outside the United States, it may at times invest in U.S. issuers, and it may, under unusual circumstances, invest all of its assets in a single country. The portfolio may have significant exposure to emerging markets. Within the parameters of its specific investment policies, the portfolio may invest in foreign equity and debt securities, which may include investments in emerging markets.

Janus Aspen Series Large Cap Growth Portfolio Service Shares Janus Capital Management LLC	This portfolio seeks long-term growth of capital in a manner consistent with the preservation of capital by investing, under normal circumstances, at least 80% of its net assets plus the amount of any borrowings for investment purposes, in common stocks of large-sized companies. Large sized companies are those whose market capitalization falls within the range of companies in the Russell 1000 Index at the time of purchase. Within the parameters of its specific investment policies, the portfolio may invest without limit in foreign equity and debt securities, which may include investments in emerging markets.

Janus Aspen Series Mid Cap Growth Portfolio Service Shares Janus Capital Management LLC	This diversified portfolio seeks long-term growth of capital by investing, under normal circumstances, at least 80% of its net assets plus the amount of any borrowings for investment purposes, in equity securities of mid -sized companies whose market capitalization falls, at the time of purchase, in the 12-month average of the capitalization range of the Russell Midcap Growth Index. Within the parameters of its specific investment policies, the portfolio may invest in foreign equity and debt securities, which may include investments in emerging markets.

Neuberger Berman Advisers Management Trust

Neuberger Berman AMT Guardian Portfolio Class S Neuberger Berman Management Inc. Neuberger Berman, LLC	The Portfolio seeks long-term growth of capital; current income is a secondary goal. To pursue these goals, the Portfolio invests mainly in common stocks of mid- to large-capitalization companies. The Portfolio seeks to reduce risk by investing across many different industries. The Portfolio Managers employ a research driven and valuation sensitive approach to stock selection. They seek to identify stocks in well-positioned businesses that they believe are undervalued in the market. They look for solid balance sheets, strong management teams with a track record of success, good cash flow, the prospect for above average earnings growth, and other valuation-related factors. The Portfolio Managers follow a disciplined selling strategy and may sell a stock when it reaches a target price, when the company’s business fails to perform as expected, or when other opportunities appear more attractive. The Portfolio may change its goal without shareholder approval, although it does not currently intend to do so.

Oppenheimer Variable Account Funds

Oppenheimer Balanced Fund/VA Service Shares OppenheimerFunds, Inc.	The Fund seeks a high total investment return, which includes current income and capital appreciation in the value of its shares.

Oppenheimer Capital Appreciation Fund/VA Service Shares OppenheimerFunds, Inc.	The Fund seeks capital appreciation by investing in securities of well-known, established companies.

Oppenheimer Global Securities Fund/VA Service Shares OppenheimerFunds, Inc.	The Fund seeks long-term capital appreciation by investing a substantial portion of its assets in securities of foreign issuers, “growth-type” companies, cyclical industries, and special situations that are considered to have appreciation possibilities.

Oppenheimer Main Street Fund® /VA Service Shares OppenheimerFunds, Inc.	The Fund seeks high total return (which includes growth in the value of its shares as well as current income) from equity and debt securities.

Oppenheimer Main Street Small Cap Fund/VA Service Shares OppenheimerFunds, Inc.	The Fund seeks capital appreciation.

PIMCO Variable Insurance Trust
PIMCO VIT High Yield Portfolio Administrative Class Pacific Investment Management Company LLC	The Portfolio seeks maximum total return, consistent with preservation of capital and prudent investment management. The Portfolio invests at least 80% of its assets in a diversified portfolio of high yield securities (“junk bonds”) rated below investment grade but rated at least Caa by Moody’s or CCC by S&P, or, if unrated, determined by PIMCO to be of comparable quality.

PIMCO VIT Real Return Portfolio Administrative Class Pacific Investment Management Company LLC	The Portfolio seeks maximum real return consistent with preservation of real capital and prudent investment management. The Portfolio invests under normal circumstances at least 80% of its assets in inflation-indexed bonds of varying maturities issued by the U. S. and non-U. S. governments, their agencies or government-sponsored enterprises and corporations.

PIMCO VIT Total Return Portfolio Administrative Class Pacific Investment Management Company LLC	The Portfolio seeks maximum total return consistent with preservation of capital and prudent investment management. The Portfolio invests under normal circumstances at least 65% of its assets in a diversified Portfolio of Fixed Income Instruments of varying maturities. The Fund’s average portfolio duration normally varies within a three- to six-year time frame, based on the Advisor’s forecast for interest rates.

Van Kampen-The Universal Institutional Funds, Inc.
Van Kampen UIF Core Plus Fixed Income Portfolio Class I Van Kampen(1)	The investment objective of the Core Plus Fixed Income Portfolio is to seek above-average total return over a market cycle of three to five years by investing primarily in a diversified portfolio of fixed income securities. The Portfolio invests primarily in a diversified mix of dollar denominated investment grade fixed income securities, particularly U.S. Government, corporate and mortgage securities. The Portfolio will ordinarily seek to maintain an average weighted maturity between five and ten years. The Portfolio may invest opportunistically in non-dollar-denominated securities and high yield securities (commonly referred to as “junk bonds”). The Portfolio may invest over 50% of its assets in mortgage securities.

Van Kampen UIF Mid-Cap Growth Portfolio Class I Van Kampen(1)	The investment objective of the Mid Cap Growth Portfolio is to seek long-term capital growth by investing primarily in common stocks and other equity securities. The portfolio invests primarily in growth-oriented equity securities of U.S. mid cap companies and foreign companies, including emerging market securities. The Adviser selects issues form a universe of mid cap companies, most with market capitalization of generally less than $35 billion. The Adviser seeks to invest in high quality companies it believes have sustainable competitive advantages and the ability to redeploy capital at high rates of return.

Van Kampen UIF U.S. Mid Cap Value Portfolio Class I Van Kampen(1)	The investment objective of the Mid Cap Value Portfolio is to seek above-average total return over a market cycle of three to five years by investing primarily in common stocks and equity securities. The Portfolio invests primarily in common stocks of companies traded on a U.S. securities exchange with capitalizations generally in the range of companies included in the Russell Midcap Value Index. The Adviser seeks attractively valued companies experiencing a change that is believed could have a positive impact on a company’s outlook, such as a change in management, industry dynamics or operational efficiency.

Van Kampen UIF U.S. Real Estate Portfolio Class I Van Kampen(1)	The investment objective of the U.S. Real Estate Portfolio is to seek above-average current income and long-term capital appreciation by investing primarily in equity securities of companies in the U.S. real estate industry, including real estate investment trusts (REITs).

Van Kampen UIF Value Portfolio Class I Van Kampen(1)	The investment objective of the Value Portfolio is to seek above-average total return over a market cycle of three to five years by investing primarily in common stocks and other equity securities. The Portfolio invests primarily in common stocks of companies with capitalizations generally greater than $1 billion. The Portfolio emphasizes a value style of investing seeking well established companies that appear undervalued and currently are not being recognized within the market place. The Portfolio may purchase stocks that do not pay dividends; and it may invest, to a limited extent, in foreign equity securities.

(1)	Morgan Stanley Investment Management Inc., which does business in certain instances using the name “Van Kampen,” serves as the investment advisor to the U.S. Mid Cap Value, Value, Core Plus Fixed Income and U.S. Real Estate Portfolios.

Wilshire Variable Insurance Trust

Wilshire 2010 Moderate Fund Wilshire Associates Incorporated	The 2010 Moderate Fund’s investment objective is to provide high total return until its target retirement date. Thereafter, the 2010 Moderate Fund’s objective will be to seek high current income and, as a secondary objective, capital appreciation. The 2010 Moderate Fund operates under a fund of funds structure. The 2010 Moderate Fund invests in Underlying Funds according to a moderate asset allocation strategy designed for investors planning to retire in 2010, plus or minus two to three years. The 2010 Moderate Fund’s initial target allocation will be approximately 59% fixed income and 41% equity, with an increasing allocation to fixed income over time. Within 5 to 10 years after 2010, the 2010 Moderate Fund’s asset allocation should be approximately 80% investment in fixed income securities and the remaining 20% in equity securities.

Wilshire 2015 Moderate Fund Wilshire Associates Incorporated	The 2015 Moderate Fund’s investment objective is to provide high total return until its target retirement date. Thereafter the 2015, Moderate Fund’s objective will be to seek high current income and, as a secondary objective, capital appreciation. The 2015 Moderate Fund operates under a fund of funds structure. The 2015 Moderate Fund invests in Underlying Funds according to a moderate asset allocation strategy designed for investors planning to retire in 2015, plus or minus two to three years. The 2015 Moderate Fund’s initial target allocation will be approximately 51% equity and 49% fixed income, with an increasing allocation to fixed income over time. Within 5 to 10 years after 2015, the 2015 Moderate Fund’s asset allocation should be approximately 80% investment in fixed income securities and the remaining 20% in equity securities.

Wilshire 2025 Moderate Fund Wilshire Associates Incorporated	The 2025 Moderate Fund’s investment objective is to provide high total return until its target retirement date. Thereafter, the 2025 Moderate Fund’s objective will be to seek high current income and, as a secondary objective, capital appreciation. The 2025 Moderate Fund operates under a fund of funds structure. The 2025 Moderate Fund invests in Underlying Funds according to a moderate asset allocation strategy designed for investors planning to retire in 2025, plus or minus two to three years. The 2025 Moderate Fund’s initial target allocation will be approximately 72% equity and 28% fixed income, with an increasing allocation to fixed income over time. Within 5 to 10 years after 2025, the 2025 Moderate Fund’s asset allocation should be approximately 80% investment in fixed income securities and the remaining 20% in equity securities.

Wilshire 2035 Moderate Fund Wilshire Associates Incorporated	The 2035 Moderate Fund’s investment objective is to provide high total return until its target retirement date. Thereafter, the 2035 Moderate Fund’s objective will be to seek high current income and, as a secondary objective, capital appreciation. The 2035 Moderate Fund operates under a fund of funds structure. The 2035 Moderate Fund invests in Underlying Funds according to a moderate asset allocation strategy designed for investors planning to retire in 2035, plus or minus two to three years. The 2035 Moderate Fund’s initial target allocation will be approximately 92% equity and 8% fixed income, with an increasing allocation to fixed income over time. Within 5 to 10 years after 2035, the 2035 Moderate Fund’s asset allocation should be approximately 80% investment in fixed income securities and the remaining 20% in equity securities.

Wilshire 2045 Moderate Fund Wilshire Associates Incorporated	The 2045 Moderate Fund’s investment objective is to provide high total return until its target retirement date. Thereafter, the 2045 Moderate Fund’s objective will be to seek high current income and, as a secondary objective, capital appreciation. The 2045 Moderate Fund operates under a fund of funds structure. The 2045 Moderate Fund invests in Underlying Funds according to a moderate asset allocation strategy designed for investors planning to retire in 2045, plus or minus two to three years. The 2045 Moderate Fund’s initial target allocation will be approximately 100% equity, with an increasing allocation to fixed income over time. Within 5 to 10 years after 2045, the 2045 Moderate Fund’s asset allocation should be approximately 80% investment in fixed income securities and the remaining 20% in equity securities.

APPENDIX C: TRANSFER RESTRICTIONS
Restrictions on Transfers; Disruptive Trading, Market Timing and Frequent Transfers
We discourage (and will take action to deter) short-term trading in the Contracts because the frequent movement between or among Subaccounts may negatively impact other Contract owners, annuitants and beneficiaries. Short-term trading can result in:
•	the dilution of Accumulation Unit Values or Portfolio net asset values

•	Portfolio advisors taking actions that negatively impact performance such as keeping a larger portion of the Portfolio assets in cash or liquidating investments prematurely in order to support redemption requests

•	increased administrative costs due to frequent purchases and redemptions
To help protect Contract owners, annuitants, and beneficiaries from the negative impact of these practices, we have implemented several processes and/or restrictions aimed at eliminating the negative impact of active trading strategies. There is no guarantee that we will be able to detect harmful trading practices, or, if it is detected, to prevent recurrences.
U.S. Mail Restrictions on Persons Engaged in Harmful Trading Practices
We monitor transfer activity in order to identify those who may be engaged in harmful trading practices and we produce and examine transaction reports. Generally, a Contract may appear on these reports if the Contract owner (or a third party acting on their behalf) engages in a certain number of “transfer events” in a given period. A “transfer event” is any transfer, or combination of transfers, occurring on a given trading day (Valuation Date). For example, multiple transfers by a Contract owner involving 10 underlying Portfolios in one day count as one transfer event. A single transfer occurring on a given trading day and involving only 2 underlying Portfolios (or one underlying Portfolio if the transfer is made to or from the Fixed Accumulation Account) will also count as one transfer event. A transfer event would not include a transfer made pursuant to one of the automatic transfer programs such as dollar cost averaging, portfolio rebalancing and interest sweep.
As a result of this monitoring process, we may restrict the method of communication by which transfer requests will be accepted. In general, we will adhere to the following guidelines:

Trading Behavior	Our Response
6 or more transfer	We will mail a letter to the Contract owner notifying the Contract owner that:
events in one quarter of a Contract Year
(1)   we have identified the Contract owner as a person engaging in harmful trading practices; and
(2)   if the Contract owner’s transfer events exceed 12 in one Contract Year, we will automatically require the Contract owner to submit transfer requests via regular first-class U.S. mail and we will not accept transfer requests from the Contract owner that are sent by other means such as electronic means or overnight, priority or courier delivery.

More than 12 transfer events in one Contract Year	We will automatically require the Contract owner to submit transfer requests via regular first-class U.S. mail and we will not accept transfer requests from the Contract owner that are sent by any other means.
On each Contract Anniversary, we will start the monitoring anew, so that each Contract starts with zero transfer events the first day of each new Contract Year. See, however, the “Other Restrictions” provision below.
U.S Mail Restrictions on Managers of Multiple Contracts
Some investment advisors/representatives manage the assets of multiple Contracts pursuant to trading authority granted or conveyed by multiple Contract owners. We generally will require these multi-contract advisors to submit all transfers requests via regular first-class U.S. mail.

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Other Restrictions
We reserve the right to refuse or limit transfer requests, or take any other action we deem necessary, in order to protect Contract owners, annuitants, and beneficiaries from the negative investment results that may result from short-term trading or other harmful investment practices employed by some Contract owners (or third parties acting on their behalf). In particular, trading strategies designed to avoid or take advantage of our monitoring procedures (and other measures aimed at curbing harmful trading practices) that are nevertheless determined by us to constitute harmful trading practices, may be restricted. We will consider the following factors:
•	the dollar amount involved in the transfer event

•	the total assets of the Portfolio involved in the transfer event

•	the number of transfer events completed in the current quarter of the Contract Year

•	whether the transfer event is part of a pattern of transfer events designed to take advantage of short-term market fluctuations or market efficiencies
In addition, the Portfolios reserve the right, in their sole discretion and without prior notice, to reject, restrict or refuse purchase orders received from insurance company separate accounts that the Portfolios determine not to be in the best interest of their shareholders. We will apply such rejections, restrictions or refusals by the Portfolios uniformly and without exception.
The restrictions discussed above are designed to prevent harmful trading practices. Despite such transfer restrictions, there is a risk that such harmful trading practices could still occur. If we determine our goal of curtailing harmful trading practices is not being fulfilled, we may amend or replace the procedures described above without prior notice. We will consider waiving the procedures described above for unanticipated financial emergencies.

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APPENDIX D: DEATH BENEFIT EXAMPLE
Example of Determination of Death Benefit Amount under the Standard Contract
This example is intended to help you understand how a withdrawal impacts the Death Benefit amount under the Standard Contract.
Assuming your total Purchase Payments equal $100,000, your Account Value is $90,000, you withdraw $10,000 from the Contract, and you are left with an Account Value of $80,000.
Step One: Calculate the proportional reduction.

1	—	$80,000 $90,000	Account Value immediately after withdrawal Account Value immediately before withdrawal	= 11.1111%	Percentage Reduction

$100,000	Purchase Payments	x 11.1111%	Percentage Reduction	= $11,111	Proportional Reduction
Step Two: Calculate the reduced Purchase Payment amount.

Purchase Payments	$100,000
Less proportional reduction for withdrawals	- 11,111

Purchase Payments reduced for withdrawals	$88,889
Step Three: Determine the Death Benefit amount.
Immediately after the withdrawal, the reduced Purchase Payments of $88,889 is greater than the Account Value of $80,000, so the Death Benefit amount would be $88,889.
The death benefit amount will be reduced by any applicable premium tax or other taxes not previously deducted and by any outstanding loans.
Example of Determination of Death Benefit Amount under the Optional Enhanced Death Benefit Rider
This example is intended to help you understand how a withdrawal impacts the Death Benefit amount under the optional Enhanced Death Benefit Rider.
[repeat example with all elements of rider]

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ANNUITY INVESTORS LIFE INSURANCE COMPANY®
ANNUITY INVESTORS ® VARIABLE ACCOUNT C
2008 Variable Annuity Contracts
INDIVIDUAL FLEXIBLE PREMIUM DEFERRED VARIABLE ANNUITIES
STATEMENT OF ADDITIONAL INFORMATION DATED XX, XX, 2008
This Statement of Additional Information supplements the current prospectuses for the 2008 Variable Annuity Contracts (each, a “Contract” and collectively, the “Contracts”) offered by Annuity Investors Life Insurance Company® through Annuity Investors® Variable Account C (“Separate Account”). This statement of additional information is not a prospectus and should be read only in conjunction with the prospectus for the applicable Contract. Terms used in the current prospectuses for the Contracts are incorporated in this Statement of Additional Information and have the same meaning as in the prospectuses.
A copy of a Contract prospectus dated XX, XX, 2008, as supplemented from time to time, may be obtained without charge by writing to Annuity Investors Life Insurance Company, Administrative Office, P.O. Box 5423, Cincinnati, Ohio 45201-5423. You may also call us at 1-800-789-6771, or visit us at our website www.gafri.com to request a copy.

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ANNUITY INVESTORS LIFE INSURANCE COMPANY
General Information and History
Annuity Investors Life Insurance® Company (the “Company,” “we,” “us,” or “our”) is a stock life insurance company incorporated under the laws of the State of Ohio in 1981. We are principally engaged in the sale of fixed and variable annuity policies.
We are a wholly owned subsidiary of Great American Life Insurance Company®, which is a wholly owned subsidiary of Great American Financial Resources®, Inc. GAFRI is in turn indirectly controlled by American Financial Group, Inc., a publicly traded holding company (NYSE: AFG).
State Regulations
We are subject to the insurance laws and regulations of all the jurisdictions where it is licensed to operate. The availability of certain Contract rights and provisions depends on state approval and/or filing and review processes in each jurisdiction. Where required by law or regulation, or to meet the requirements for inclusion as an investment option in certain retirement programs, the Contracts will be modified accordingly.
SERVICES
Safekeeping of Separate Account Assets
We hold title to assets of the Separate Account. The Separate Account assets are segregated from our general account assets. Records are maintained of all purchases and redemptions of Portfolio shares held by each of the Subaccounts. We hold title to assets invested in the Fixed Account options together with our other general account assets.
Records and Reports
We will maintain all records and accounts relating to the Fixed Account options and the Separate Account. As presently required by the provisions of the Investment Company Act of 1940, as amended (“1940 Act”), and rules and regulations promulgated thereunder which pertain to the Separate Account, reports containing such information as may be required under the 1940 Act or by other applicable law or regulation will be sent to each owner of an individual Contract semiannually either at the owner’s last known address or, if requested by the owner, electronically.
Experts
[text will be provided by pre-effective amendment]
DISTRIBUTION OF THE CONTRACTS
The offering of the Contracts is expected to be continuous. Although we do not anticipate discontinuing the offering of the Contracts, we reserve the right to discontinue offering any Contract.

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PERFORMANCE INFORMATION
We may from time to time disclose performance information for the Subaccounts for various periods of time. Performance information may include:
•	Standardized total return (average annual total return)
•	Adjusted historical total return
•	Non-standardized total return
•	Standardized yield (for the Money Market Subaccount)
Standardized Total Return—Average Annual Total Return
The standardized total return for a Subaccount represents the average annual total return of the Subaccount over a particular period of time based on a formula adopted by the SEC. We compute the standardized average annual total return by finding the average annual compounded rates of return over one-, five-, and ten-year periods (or for such period of time as the Subaccount has been available in the Separate Account) that would increase the initial amount invested to the ending redeemable value, according to the following formula:
P (1+T) n = ERV
Where:

P	=	a hypothetical initial payment of $1,000
T	=	average annual total return
N	=	number of years
ERV	=	ending redeemable value, at the end of the one-, five-or ten-year period (or fractional portion thereof), of a hypothetical $1,000 payment made at the beginning of the one-, five-or ten-year period
The ERV for total return reflects the deduction of all recurring fees, such as contract maintenance fees, early withdrawal charges, administration charges, and mortality and expense risk charges.
•	Average annual total return information for the periods ended December 31, 2007 is set forth in Appendix A to this Statement of Additional Information.
Adjusted Historical Total Return
Adjusted historical total return represents total return for periods prior to the date that a Subaccount commenced operations. We calculate adjusted historical total return using the same formula that we use to compute standardized total return, except that we use the inception date of the corresponding Portfolio rather than the inception date of the Subaccount. In computing adjusted historical total return, we use the historical performance of the corresponding Portfolio and adjust it to reflect the current level of charges that apply to the Subaccount for the particular Contract.
•	Adjusted historical total return information for the periods ended December 31, 2007 is set forth in Appendix B to this Statement of Additional Information.

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Non-Standardized Total Return—Cumulative Total Return
Cumulative total return reflects the performance of a Subaccount over the entire period presented. Cumulative total return is calculated using the following formula:
CTR = (ERV/P) - 1
Where:

CTR	=	the cumulative total return net of Subaccount recurring charges, other than the contract maintenance fee, for the period
ERV	=	ending redeemable value at the end of the one-, five-or ten-year period (or fractional portion thereof), of a hypothetical $1,000 payment made at the beginning of the one-, five-or ten-year period
P	=	a hypothetical initial payment of $1,000
In computing cumulative total return, we assume an early withdrawal charge of 0%, and no contract maintenance fee. The early withdrawal charge is not reflected because the Contracts are designed as a long-term investment. If reflected, the early withdrawal charge and contract maintenance fee would decrease the return shown.
Standardized Yield for the Money Market Subaccount
Current Annualized Yield
In accordance with SEC rules, we compute the Money Market Subaccount’s current annualized yield for a seven-day period in a manner that does not take into consideration any realized or unrealized gains or losses on shares of the Money Market Portfolio, or on its portfolio securities.
The current annualized yield is calculated according to the following formula:
YIELD = (BASE PERIOD RETURN/7)*365
Where:

BASE PERIOD RETURN	=	The percentage (or net) change in the Accumulation Unit Value for the Money Market Subaccount (“AUV”) over a 7-day period determined as follows:
AUV at end of 7-day period - AUV at beginning of 7-day period
AUV at beginning of 7-day period
Because the Net Asset Value of the Money Market Portfolio rarely deviates from 1.000000 per unit, the change in the Accumulation Unit Value for the Money Market Subaccount (the numerator of the above fraction) is ordinarily attributable exclusively to dividends paid and reinvested over the 7-day period less charges deducted from the Subaccount over the 7-day period. Because of the deductions for charges, the yield for the Money Market Subaccount of the Separate Account will be lower than the yield for the Money Market Portfolio or any comparable substitute-funding vehicle.
Effective Yield
SEC rules also permit us to disclose the effective yield of the Money Market Subaccount for the same 7-day period, which is yield determined on a compounded basis. The effective yield will be slightly higher than yield due to this compounding effect, and is calculated according to the following formula:
EFFECTIVE YIELD = [(BASE PERIOD RETURN + 1) 365/7] - 1

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Additional Information about Yields
The yield on amounts held in the Money Market Subaccount normally will fluctuate on a daily basis. Therefore, the disclosed yield for any given past period is not an indication or representation of future yields. The Money Market Subaccount’s actual yield is affected by changes in interest rates on money market securities, average portfolio maturity of the Money Market Portfolio or substitute funding vehicle, the types and quality of portfolio securities held by the Money Market Portfolio or substitute funding vehicle, and operating expenses.
In addition, the yield figures do not reflect the effect of any taxes, the early withdrawal charge, or the contract maintenance fee that may be applicable on surrender of a Contract.
How to Obtain Current Yield Information
You may obtain current 7-day yield information for the Money Market Subaccount by calling our Administrative Office toll free at 1-800-789-6771.
BENEFIT UNIT TRANSFER FORMULAS
Transfers of a Contract owner’s Benefit Units between Subaccounts during the Benefit Payment Period are implemented according to the following formulas:

BU1 (trans).	The number of Benefit Units to be transferred from a given Subaccount

UNIT1 – BU1 (trans)	The number of the Contract Owner’s Benefit Units remaining in such Subaccount (after the transfer)

BU2 (trans) BU2 (trans) = BU1 (trans) * BUV1/BUV2	The number of Benefit Units transferred to the new Subaccount

UNIT2 + BU2 (trans)	The number of the Contract Owner’s Benefit Units in the new Subaccount (after the transfer)
Subsequent variable dollar benefit payments will be based on the number of the Contract Owner’s Benefit Units in each Subaccount (after the transfer) as of the next variable dollar benefit payment’s due date.
Where:
•	BU1 (trans) is the number of the Contract Owner’s Benefit Units transferred from a given Subaccount.

•	BU2 (trans) is the number of the Contract Owner’s Benefit Units transferred into the new Subaccount.

•	BUV1 is the Benefit Unit Value of the Subaccount from which the transfer is being made as of the end of the Valuation Period in which the transfer request was received.

•	BUV2 is the Benefit Unit Value of the Subaccount to which the transfer is being made as of the end of the Valuation Period in which the transfer request was received.

•	UNIT1 is the number of the Contract owner’s Benefit Units in the Subaccount from which the transfer is being made, before the transfer.

•	UNIT2 is the number of the Contract owner’s Benefit Units in the Subaccount to which the transfer is being made, before the transfer.

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FEDERAL TAX MATTERS [to be updated in pre-effective amendment]
The following discussion supplements the discussion of federal tax matters in the prospectuses for the Contracts. This discussion is general and is not intended as tax advice. Federal income tax laws or the interpretation of those laws by the Internal Revenue Service may change at any time.
Taxation of Separate Account Income
The Company is taxed as a life insurance company under Part I of Subchapter L of the Internal Revenue Code (“IRC”). Since the Separate Account is not an entity separate from the Company, and its operations form a part of the Company, it will not be taxed separately as a “Regulated Investment Company” under Subchapter M of the IRC. Investment income and realized capital gains are automatically applied to increase reserves under the Contracts. Under existing federal income tax law, the Company believes that it will not be taxed on the Separate Account investment income and realized net capital gains to the extent that such income and gains are applied to increase the reserves under the Contracts.
Accordingly, the Company does not anticipate that it will incur any federal income tax liability attributable to the Separate Account and, therefore, the Company does not intend to make provisions for any such taxes. However, if changes in the federal tax laws or interpretations thereof result in the Company being taxed on income or gains attributable to the Separate Account, then the Company may impose a charge against the Separate Account (with respect to some or all Contracts) to reflect such taxes.
In certain circumstances, owners of individual variable annuity contracts may be considered the owners, for federal income tax purposes, of the assets of the separate accounts used to support their contracts. In those circumstances, income and gains from the separate account assets would be included in the owner’s gross income. The Internal Revenue Service has stated in published rulings that a variable contract owner will be considered the owner of separate account assets if the owner possesses incidents of ownership in those assets, such as the ability to exercise investment control over the assets.
In Revenue Ruling 2003-91, the Internal Revenue Service provided guidance on the subject of investor control. This Revenue Ruling describes a safe harbor under which the owners of variable annuity contracts will not be considered the owners of the assets of the separate accounts used to support the contracts. The analysis section of the ruling states in part:
[The Contract owner] may not select or direct a particular investment to be made by either the Separate Account or the Sub-accounts. Holder may not sell, purchase, or exchange assets held in the Separate Account or the Sub-accounts. All investment decisions concerning the Separate Account or the Sub-accounts are made by [the Insurance Company] or [the Sub-account Investment] Advisor in their sole and absolute discretion.
The investment strategies of the Sub-accounts currently available are sufficiently broad to prevent the [Contract owner] from making particular investment decisions through investment in a Sub-account. Only [the Insurance Company] may add or substitute Sub-accounts or investment strategies in the future. No arrangement, plan, contract, or agreement exists between [the Contract owner] and [the Insurance Company] or between [the Contract owner] and [the Sub-Account Investment] Advisor regarding the specific investments or investment objective of the Sub-accounts. In addition, [the Contract owner] may not communicate directly or indirectly with [the Sub-account Investment] Advisor or with any of [the Insurance Company’s] investment officers concerning the selection, quality, or rate of return of any specific investment or group of investments held by Separate Account or in a Sub-account.
Investment in the Sub-accounts is available solely through the purchase of a Contract, thus, Sub-accounts are not publicly available. The ability to allocate premiums and transfer funds among Sub-accounts alone does not indicate that [the Contract owner] has control over either Separate Account or Sub-account assets sufficient to be treated as the owner of those assets for federal income tax purposes.

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The ownership rights under the Contracts are intended to be within this safe harbor rule and are similar to, but different in certain respects from, those described by the Internal Revenue Service in other rulings in which it was determined that contract owners were not owners of separate account assets. For example, the owner of a Contract has more Subaccount options than what was contemplated in the rulings. These differences could result in an owner being treated as the owner of a pro rata portion of the assets of the Separate Account and/or Fixed Account. In addition, the Company does not know what additional standards may be set forth, if any, in future regulations or rulings that the Treasury Department might issue. The Company therefore reserves the right to modify the Contracts as necessary to attempt to prevent an owner from being considered the owner of a pro rata share of the assets of the Separate Account.
Tax Deferral on Non-Tax Qualified Contracts
Section 817(h) of the Code requires that with respect to non-tax qualified Contracts, the investments of the Portfolios be “adequately diversified” in accordance with Treasury regulations in order for the Contracts to qualify as annuity contracts under federal tax law. The Separate Account, through the Portfolios, intends to comply with the diversification requirements prescribed by the Treasury in Reg. Sec. 1.817-5, which affect how the Portfolios’ assets may be invested. Failure of a Portfolio to meet the diversification requirements could result in loss of tax deferred status to owners of non-tax qualified Contracts.
FINANCIAL STATEMENTS
The audited financial statements of the Separate Account at December 31, 2007and for the years ended December 31, 2007 and 2006, and the Company’s audited financial statements at December 31, 2007 and 2006, and for each of the three years in the period ended December 31, 2007, are included in Appendix C to this Statement of Additional Information. The Company’s financial statements should be considered only as bearing on our ability to meet our obligations under the Contracts. They should not be considered as bearing on the investment performance of the assets held in the Separate Account.

8

APPENDIX A: AVERAGE ANNUAL TOTAL RETURN DATA
Please remember that past performance is not indicative of future performance and is not an estimate or guarantee of future performance. The performance information shown below does not necessarily represent the actual experience of amounts invested by a particular Contract owner.
The performance information shown below reflects deduction of all recurring charges, including early withdrawal charges and contract maintenance fees, but does not reflect any applicable taxes. Performance “from inception” refers to performance from inception of the Subaccount.
[To be updated by pre-effective amendment]

	All Periods Ended 12/31/ 2007		All Periods Ended 12/31/ 2007
[Name of Contract]	Contract without Riders		Contract with Riders
SEC File No: 333-XXXXX	Lowest Possible Charges [1]		Highest Possible Charges [2]		Subaccount
Subaccounts	1 Year	From Inception	1 Year	From Inception	Inception Date
AIM V.I. Capital Development Fund-Series II Shares					8/01/02
AIM V.I Global Real Estate Fund-Series II Shares	N/A	N/A	N/A	N/A	N/A
AIM V.I. International Growth Fund-Series II Shares	N/A	N/A	N/A	N/A	N/A
AIM V.I. Mid Cap Core Equity Fund-Series II Shares					8/01/02
AIM V.I. Small Cap Equity Fund-Series II Shares					12/01/04
AllianceBernstein International Value Portfolio—Class B Shares	N/A	N/A	N/A	N/A	N/A
American Century VP Large Company Value Fund-Class II Shares					12/01/04
American Century VP Mid Cap Value Fund-Class II Shares					12/01/04
American Century VP VistaSM Fund -Class I Shares					12/01/04
Calamos Growth and Income Portfolio					5/01/07
Davis Value Portfolio					5/01/07
Dreyfus IP MidCap Stock Portfolio-Service Shares					8/01/02
The Dreyfus Socially Responsible Growth Fund, Inc.-Service Shares					8/01/02
Dreyfus Stock Index Fund, Inc.-Service Shares					8/01/02
Dreyfus VIF Money Market					8/01/02
Franklin Templeton Mutual Shares Securities Fund-Class	N/A	N/A	N/A	N/A	N/A
Franklin U.S. Government Securities Fund-Class	N/A	N/A	N/A	N/A	N/A
Ibbotson Balanced ETF Asset Allocation Portfolio-Class II Shares					5/01/07
Ibbotson Conservative ETF Asset Allocation Portfolio-Class II Shares					5/01/07
Ibbotson Growth ETF Asset Allocation Portfolio-Class II Shares					5/01/07
Ibbotson Income/Growth ETF Asset Allocation Portfolio-Class II Shares					5/01/07
Janus Aspen Series Balanced Portfolio-Service Shares					8/01/02
Janus Aspen Series International Growth Portfolio-Services Shares					12/01/04
Janus Aspen Series Large Cap Growth Portfolio-Service Shares					8/01/02

9

	All Periods Ended 12/31/ 2007		All Periods Ended 12/31/ 2007
[Name of Contract]	Contract without Riders		Contract with Riders
SEC File No: 333-XXXXX	Lowest Possible Charges [1]		Highest Possible Charges [2]		Subaccount
Subaccounts	1 Year	From Inception	1 Year	From Inception	Inception Date
Janus Aspen Series Mid Cap Growth Portfolio-Services Shares					8/01/02
Neuberger Berman AMT Guardian Portfolio-Class S					8/01/02
Oppenheimer Balanced Fund/VA-Service Shares					8/01/02
Oppenheimer Capital Appreciation Fund/VA-Service Shares					8/01/02
Oppenheimer Global Securities Fund/VA-Service Shares					8/01/02
Oppenheimer Main Street Fund®/VA-Service Shares					8/01/02
Oppenheimer Main Street Small Cap VA-Service Shares					8/01/02
PIMCO VIT High Yield Portfolio-Administrative Class					8/01/02
PIMCO VIT Real Return Portfolio-Administrative Class					8/01/02
PIMCO VIT Total Return Portfolio-Administrative Class					8/01/02
Templeton Foreign Securities Fund—Class 2					5/01/07
Van Kampen UIF Core Plus Fixed Income Portfolio-Class I					8/01/02
Van Kampen UIF Mid-Cap Growth Portfolio-Class I					8/01/02
Van Kampen UIF U.S. Mid Cap Value Portfolio-Class I					8/01/02
Van Kampen UIF U.S. Real Estate Portfolio-Class I					8/01/02
Van Kampen UIF Value Portfolio-Class I					8/01/02
Wilshire 2010 Moderate Fund					5/01/07
Wilshire 2015 Moderate Fund					5/01/07
Wilshire 2025 Moderate Fund					5/01/07
Wilshire 2035 Moderate Fund					5/01/07
Wilshire 2045 Moderate Fund					5/01/07

1/	Annual mortality and expense risk charge of x.xx% and annual administrative charge of 0.15% of daily net asset value.

2/	Annual mortality and expense risk charge of x.xx% and annual administrative charge of 0.15% of daily net asset value.

10

APPENDIX B: ADJUSTED HISTORICAL TOTAL RETURN DATA
Please remember that past performance is not indicative of future performance and is not an estimate or guarantee of future performance. The performance information shown below does not necessarily represent the actual experience of amounts invested by a particular Contract owner.
The performance information shown below reflects deduction of all recurring charges, including early withdrawal charges and contract maintenance fees, but does not reflect any applicable taxes. Performance “from inception” refers to performance from inception of the underlying Portfolio in which the Subaccount invests.
[To be updated by pre-effective amendment]

	All Periods Ended 12/31/ 2007		All Periods Ended 12/31/ 2007
[Name of Contract]	Contract without Riders		Contract with Riders
SEC File No: 333-XXXXX	Lowest Possible Charges [1]		Highest Possible Charges [2]		Portfolio
Subaccounts	1 Year	From Inception	1 Year	From Inception	Inception Date
AIM V.I. Capital Development Fund-Series II Shares
AIM V.I Global Real Estate Fund-Series II Shares	N/A	N/A	N/A	N/A
AIM V.I. International Growth Fund-Series II Shares	N/A	N/A	N/A	N/A
AIM V.I. Mid Cap Core Equity Fund-Series II Shares
AIM V.I. Small Cap Equity Fund-Series II Shares
AllianceBernstein International Value Portfolio—Class B Shares	N/A	N/A	N/A	N/A
American Century VP Large Company Value Fund-Class II Shares
American Century VP Mid Cap Value Fund-Class II Shares
American Century VP VistaSM Fund -Class I Shares
Calamos Growth and Income Portfolio
Davis Value Portfolio
Dreyfus IP MidCap Stock Portfolio-Service Shares
The Dreyfus Socially Responsible Growth Fund, Inc.-Service Shares
Dreyfus Stock Index Fund, Inc.-Service Shares
Dreyfus VIF Money Market
Franklin Templeton Mutual Shares Securities Fund-Class	N/A	N/A	N/A	N/A
Franklin U.S. Government Securities Fund-Class	N/A	N/A	N/A	N/A
Ibbotson Balanced ETF Asset Allocation Portfolio-Class II Shares
Ibbotson Conservative ETF Asset Allocation Portfolio-Class II Shares
Ibbotson Growth ETF Asset Allocation Portfolio-Class II Shares
Ibbotson Income/Growth ETF Asset Allocation Portfolio-Class II Shares
Janus Aspen Series Balanced Portfolio-Service Shares
Janus Aspen Series International Growth Portfolio-Services Shares

11

	All Periods Ended 12/31/ 2007		All Periods Ended 12/31/ 2007
[Name of Contract]	Contract without Riders		Contract with Riders
SEC File No: 333-XXXXX	Lowest Possible Charges [1]		Highest Possible Charges [2]		Portfolio
Subaccounts	1 Year	From Inception	1 Year	From Inception	Inception Date
Janus Aspen Series Large Cap Growth Portfolio-Service Shares
Janus Aspen Series Mid Cap Growth Portfolio-Services Shares
Neuberger Berman AMT Guardian Portfolio-Class S
Oppenheimer Balanced Fund/VA-Service Shares
Oppenheimer Capital Appreciation Fund/VA-Service Shares
Oppenheimer Global Securities Fund/VA-Service Shares
Oppenheimer Main Street Fund®/VA-Service Shares
Oppenheimer Main Street Small Cap VA-Service Shares
PIMCO VIT High Yield Portfolio-Administrative Class
PIMCO VIT Real Return Portfolio-Administrative Class
PIMCO VIT Total Return Portfolio-Administrative Class
Templeton Foreign Securities Fund—Class 2
Van Kampen UIF Core Plus Fixed Income Portfolio-Class I
Van Kampen UIF Mid-Cap Growth Portfolio-Class I
Van Kampen UIF U.S. Mid Cap Value Portfolio-Class I
Van Kampen UIF U.S. Real Estate Portfolio-Class I
Van Kampen UIF Value Portfolio-Class I
Wilshire 2010 Moderate Fund
Wilshire 2015 Moderate Fund
Wilshire 2025 Moderate Fund
Wilshire 2035 Moderate Fund
Wilshire 2045 Moderate Fund

1/	Annual mortality and expense risk charge of x.xx% and annual administrative charge of 0.15% of daily net asset value.

2/	Annual mortality and expense risk charge of x.xx% and annual administrative charge of 0.15% of daily net asset value.

12

APPENDIX C: FINANCIAL STATEMENTS
[To be provided by pre-effective amendment]

13

PART C
Other Information

Note:	This Part C contains information related to 2008 H variable annuity contract (File No. 333- ) and Annuity Investors Variable Account C.
Item 24.
Financial Statements and Exhibits
(a)	Financial Statements

All required Financial Statements are included in Part A or B of this Registration Statement.

(b)	Exhibits
(1)	Resolution of the Board of Directors of Annuity Investors Life Insurance Company authorizing establishment of Annuity Investors Variable Account C. 4/

(2)	Not Applicable.

(3)	(a) Distribution Agreement between Annuity Investors Life Insurance Company and Great American Advisors, Inc. 4/
(b)	Form of Selling Agreement between Annuity Investors Life Insurance Company, Great American Advisors, Inc., and another broker-dealer. 4/
(4)	Contract Forms, Endorsements and Riders.
(a)	Form of Individual Flexible Premium Deferred Variable Annuity Contract. [to be filed by amendment]

(b)	Form of Enhanced Death Benefit Rider. [to be filed by amendment]

(c)	Form of Individual Retirement Annuity Endorsement. [to be filed by amendment]

(d)	Form of SIMPLE IRA Endorsement. [to be filed by amendment]

(e)	Form of Roth IRA Endorsement. [to be filed by amendment]

(f)	Form of Tax Sheltered Annuity Endorsement. [to be filed by amendment]

(g)	Form of Qualified Pension Profit Sharing and Annuity Plan Endorsement. [to be filed by amendment]

(h)	Form of Employer Plan Endorsement. [to be filed by amendment]

1

(i)	Form of Texas Optional Retirement Program Endorsement. [to be filed by amendment]

(j)	Form of Governmental Section 457 Plan Endorsement. [to be filed by amendment]

(k)	Form of Long-Term Care Waiver Rider. [to be filed by amendment]

(l)	Form of Loan Endorsement. [to be filed by amendment]

(m)	Form of Loan Restriction Endorsement. [to be filed by amendment]

(n)	Form of Unisex Endorsement. [to be filed by amendment]

(o)	Form of Guaranteed Lifetime Withdrawal Benefit Rider. [to be filed by amendment]

(p)	Form of Guaranteed Minimum Withdrawal Benefit Rider. [to be filed by amendment]
(5)	(a) Form of Order Ticket (used in lieu of application). [to be filed by amendment]

(6)	(a) Articles of Incorporation of Annuity Investors Life Insurance Company. 1/
(i)	Amendment to Articles of Incorporation adopted April 9, 1996, and approved by Secretary of State of Ohio on July 11, 1996. 2/

(ii)	Amendment to Articles of Incorporation adopted August 9, 1996, and approved by Secretary of State of Ohio on December 3, 1996. 2/
(b)	Code of Regulations of Annuity Investors Life Insurance Company. 3/
(7)	Not Applicable.

(8)	Other Material Contracts.
(a)	Service Agreement (GAFRI) between Annuity Investors Life Insurance Company and American Annuity Group, Inc. (now Great American Financial Resources, Inc.). 2/

(b)	Agreement (GAA) between AAG Securities Inc. (now Great American Advisors, Inc.) and AAG Insurance Agency, Inc. 2/

(c)	Investment Services Agreement (GAFRI) between Annuity Investors Life Insurance Company and American Annuity Group, Inc. (now Great American Financial Resources, Inc.). 2/

2

(d)	AIM Variable Insurance Funds: Participation Agreement dated April 4, 2001, among Annuity Investors Life Insurance Company, AIM Advisors, Inc., and AIM Variable Insurance Funds. 4/
(i)	AIM Variable Insurance Funds: Amendment effective July 1, 2002, to Participation Agreement. 4/

(ii)	AIM Variable Insurance Funds: Amendment dated April 30, 2004, to Participation Agreement. 5/
(e)	AIM: Administrative Services Agreement dated April 4, 2001, between Annuity Investors Life Insurance Company and AIM Advisors, Inc. 4/

(f)	AIM: Agreement (Trademarks and Fund Names) dated April 4, 2001, among Annuity Investors Life Insurance Company, Great American Advisors, Inc., AIM Management Group, Inc., and AIM Variable Insurance Funds. 4/

(g)	AIM: Distribution Services Agreement dated July 1, 2002, between Annuity Investors Life Insurance Company and AIM Distributors. 4/

(h)	American Century: Shareholder Services Agreement dated November 10, 2004, between Annuity Investors Life Insurance Company and American Century Investment Services, Inc. 5/

(i)	Calamos Advisors Trust: Participation Agreement among Calamos Advisors Trust, Calamos Advisors LLC, Calamos Financial Services LLC, and Annuity Investors Life Insurance Company. 8/

(j)	Davis Variable Account Fund: Participation Agreement among Davis Variable Account Fund, Inc., Davis Distributors, LLC, and Annuity Investors Life Insurance Company. 8/

(k)	Dreyfus: Letter Agreement dated July 1, 2002, between Annuity Investors Life Insurance Company and Dreyfus Service Corporation. 4/

(l)	Dreyfus: Amended and Restated Letter Agreement dated April 24, 1997, between The Dreyfus Corporation and Annuity Investors Life Insurance Company. 2/
(i)	Dreyfus: Amendment dated July 1, 2002, to the Amended and Restated Letter Agreement. 4/

(ii)	Dreyfus: Second Amendment dated December 1, 2004, to Agreement. 5/
(m)	Dreyfus Stock Index Fund: Participation Agreement dated November 21, 1995, between Annuity Investors Life Insurance Company

3

and Dreyfus Life And Annuity Index Fund, Inc. (Dreyfus Stock Index Fund). 2/
(i)	Dreyfus Stock Index Fund: Amendment dated July 1, 2002, to Participation Agreement. 4/
(n)	Dreyfus Socially Responsible Growth Fund: Participation Agreement dated November 21, 1995, between Annuity Investors Life Insurance Company and The Dreyfus Socially Responsible Growth Fund, Inc. 2/
(i)	Dreyfus Socially Responsible Growth Fund: Amendment dated July 1, 2002, to Fund Participation Agreement. 4/
(o)	Dreyfus Variable Investment Fund: Participation Agreement dated November 21, 1995, between Annuity Investors Life Insurance Company and Dreyfus Variable Investment Fund. 2/
(i)	Dreyfus Variable Investment Fund: Amendment dated July 1 2002, to Participation Agreement. 4/

(ii)	Dreyfus: Third Amendment dated as of March 1, 2007, to Participation Agreement. 8/
(p)	FIVIT Ibbotson Portfolios: Fund Participation Agreement among Annuity Investors Life Insurance Company, Financial Investors Variable Insurance Trust (Ibbotson Portfolios), ALPS Advisers, Inc., and ALPS Distributors, Inc. 8/

(q)	Franklin Templeton Variable Insurance Products Trust: Participation Agreement among Franklin Templeton Variable Insurance Products Trust, Franklin/Templeton Distributors, Inc., Annuity Investors Life Insurance Company and Great American Advisors, Inc. 8/

(r)	Janus Aspen Series: Participation Agreement (Service Shares) dated March 1, 2001, between Janus Aspen Series and Annuity Investors Life Insurance Company. 4/
(i)	Janus Aspen Series: Amendment dated July 1, 2002, to Participation Agreement. 4/

(ii)	Janus Aspen Series: Amendment to Participation Agreement as of December 1, 2005. 7/
(s)	Janus: Distribution and Shareholder Services Agreement (Service Shares) dated May 1, 2001, between Annuity Investors Life Insurance Company and Janus Distributors, Inc. 4/

4

(t)	Neuberger Berman Advisers Management Trust: Participation Agreement dated July 1, 2002, among Neuberger Berman Advisers Management Trust, Neuberger Berman Management Inc., and Annuity Investors Life Insurance Company. 4/

(u)	Neuberger Berman: Letter Agreement dated July 1, 2002, between Neuberger Berman Management Inc. and Annuity Investors Life Insurance Company. 4/

(v)	Oppenheimer Variable Account Funds: Participation Agreement dated July 1, 2002, among Annuity Investors Life Insurance Company, Oppenheimer Variable Account Funds, and Oppenheimer Funds, Inc. 4/

(w)	Oppenheimer Variable Account Funds: Participation Agreement between Annuity Investors Life Insurance Company and the Oppenheimer Variable Account Funds. 6/

(x)	Oppenheimer: Letter Agreement dated July 1, 2002, between Annuity Investors Life Insurance Company and Oppenheimer Funds, Inc. 4/

(y)	PIMCO Variable Insurance Trust: Services Agreement dated July 1, 2002, between PIMCO Variable Insurance Trust and Annuity Investors Life Insurance Company. 4/

(z)	PIMCO Variable Insurance Trust: Amendment dated December 1, 2004, to Participation Agreement among Annuity Investors Life Insurance Company, PIMCO Variable Insurance Trust, and PIMCO Fund Distributors LLC. 5/

(aa)	PIMCO Variable Insurance Trust: Amendment effective as of May 1, 2005, to Participation Agreement among Annuity Investors Life Insurance Company, PIMCO Variable Insurance Trust, and Allianz Global Investors Distributors, LLC. 7/

(bb)	PIMCO: Services Agreement dated July 1, 2002, between Pacific Investment Management Company LLC and Annuity Investors Life Insurance Company. 4/

(cc)	Van Kampen Universal Institutional Funds: Participation Agreement dated May 1, 1997, among Annuity Investors Life Insurance Company, Morgan Stanley Universal Funds, Inc. (now The Universal Institutional Funds, Inc.), Morgan Stanley Asset Management Inc. (now Morgan Stanley Investment Management Inc.), and Miller Anderson & Sherrerd, LLP (now Morgan Stanley Investments LP). 2/
(i)	Van Kampen Universal Institutional Funds: Amendment dated July 1, 2002, to Participation Agreement dated May 1, 1997. 4/

5

(ii)	Van Kampen Universal Institutional Funds: Amendment dated as of May 1, 2007, to Participation Agreement. 8/
(dd)	Van Kampen: Letter Agreement dated July 1, 2002, among Annuity Investors Life Insurance Company, Morgan Stanley Investment Management Inc., and Morgan Stanley Investments LP. 4/

(ee)	Wilshire Variable Insurance Trust: Fund Participation Agreement among Wilshire Variable Insurance Trust, PFPC Distributors, Inc., and Annuity Investors Life Insurance Company. 8/
(9)	Opinion and Consent of Counsel. [to be filed by amendment]

(10)	Consent of Independent Registered Public Accounting Firm. [to be filed by amendment]

(11)	Not Applicable.

(12)	Not Applicable.

(99)	Powers of Attorney. 9/

1/	Incorporated by reference to Form N-4 filed on behalf of Annuity Investors Variable Account B on December 23, 1996.

1933 Act File No. 333-19725, 1940 Act File No. 811-08017

2/	Incorporated by reference to Pre-Effective Amendment No. 1 filed on behalf of Annuity Investors Variable Account B on June 3, 1997.

1933 Act File No. 333-19725, 1940 Act File No. 811-08017

3/	Incorporated by reference to Post-Effective Amendment No. 3 filed on behalf of Annuity Investors Variable Account B on November 17, 1998.

1933 Act File No. 333-51955, 1940 Act File No. 811-08017

4/	Incorporated by reference to Pre-Effective Amendment No. 1 filed on behalf of Annuity Investors Variable Account C on July 25, 2002.

1933 Act File No. 333-88300, 1940 Act File No. 811-21095,

5/	Incorporated by reference to Post-Effective Amendment No. 5 filed on behalf of Annuity Investors Variable Account C on or about March 1, 2005.

1933 Act File No. 333-88302, 1940 Act File No. 811-21095

6/	Incorporated by reference to Post-Effective Amendment No. 10 filed on behalf of Annuity Investors Variable Account A on or about April 27, 2005.

1933 Act File No. 033-65409, 1940 Act File No. 811-07299

6

7/	Incorporated by reference to Post-Effective Amendment No. 18 filed on behalf of Annuity Investors Variable Account B on April 28, 2006.

1933 Act File No. 333-19725, 1940 Act File No. 811-08017

8/	Incorporated by reference to Post-Effective Amendment No. 14 filed on behalf of Annuity Investors Variable Account B on May 1, 2007.

1933 Act File No. 333-19725, 1940 Act File No. 811-08017

9/	Filed herewith.

7

Item 25.
Directors and Officers of Annuity Investors Life Insurance Company
The principal business address of each director and officer of Annuity Investors Life Insurance Company is 250 East Fifth Street, Cincinnati, Ohio 45202.
[to be updated by amendment]

Name	Positions and Offices With the Company
Stephen Craig Lindner	Director
Christopher P. Miliano	Director
Mark Francis Muething	Director and Executive Vice President & Secretary
Michael J. Prager	Director
Charles R. Scheper	Director and President & Chief Executive Officer
Richard L. Magoteaux	Executive Vice President, Chief Financial Officer-Operations & Treasurer
Mathew Dutkiewicz	Senior Vice President
John P. Gruber	Senior Vice President, General Counsel & Chief Compliance Officer
Adrienne Kessling	Senior Vice President-Operations
Catherine A. Crume	Vice President
James L. Henderson	Vice President
Dale Herr	Vice President
John O’Shaughnessy	Vice President & Actuary
Richard Crago	Assistant Vice President & Appointed Actuary
Robert D. Davis	Assistant Vice President
William T. Gaynor, Jr.	Assistant Vice President & Assistant General Counsel
D. Quentin Reynolds	Assistant Vice President
Rebecca J. Schriml	Assistant Vice President
Brain Sponaugle	Assistant Vice President
William C. Ellis	Assistant Treasurer
Thomas E. Mischell	Assistant Treasurer

8

Item 26.
Persons Controlled by or Under Common Control with the Depositor and Registrant
The Depositor, Annuity Investors Life Insurance Company is a wholly-owned subsidiary of Great American Life Insurance Company, which is a wholly-owned subsidiary of Great American Financial Resources, Inc.
Annuity Investors Variable Account C is a segregated asset account of Annuity Investors Life Insurance Company.
A chart indicating the persons controlled by or under common control with the Company is set forth below.
[to be provided by amendment]

9

Item 27.
Number of Contract Owners
As of December 19, 2007, there were no contract owners of 2008 H individual flexible premium deferred variable annuity contracts.
Item 28.
Indemnification
The Code of Regulations of Annuity Investors Life Insurance Company provides in Article V as follows:
The Corporation shall, to the full extent permitted by the General Corporation Law of Ohio, indemnify any person who is or was a director or officer of the Corporation and whom it may indemnify pursuant thereto. The Corporation may, within the sole discretion of the Board of Directors, indemnify in whole or in part any other persons whom it may indemnify pursuant thereto.
Insofar as indemnification for liability arising under the Securities Act of 1933 (“1933 Act”) may be permitted to directors, officers and controlling persons of the Depositor pursuant to the foregoing provisions, or otherwise, the Depositor has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Depositor of expenses incurred or paid by the director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Depositor will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.
The directors and officers of Annuity Investors Life Insurance Company are covered under a Directors and Officers Reimbursement Policy. Under the Reimbursement Policy, directors and officers are indemnified for loss arising from any covered claim by reason of any Wrongful Act in their capacities as directors or officers, except to the extent the Company has indemnified them. In general, the term “loss” means any amount which the directors or officers are legally obligated to pay for a claim for Wrongful Acts. In general, the term “Wrongful Acts” means any breach of duty, neglect, error, misstatement, misleading statement, omission or act by a director or officer while acting individually or collectively in their capacity as such claimed against them solely by reason of their being directors and officers. The primary policy under the program is with National Union Fire Insurance Company of Pittsburgh, PA, in the name of American Premier Underwriters, Inc.

10

Item 29.
Principal Underwriter
(a)	Great American Advisors, Inc. is the underwriter and distributor of the Contracts as defined in the Investment Company Act of 1940. It is also the underwriter and distributor of Annuity Investors Variable Account C.

Great American Advisors, Inc. does not act as a principal underwriter, depositor, sponsor or investment adviser for any investment company other than Annuity Investors Variable Account A, Annuity Investors Variable Account B, and Annuity Investors Variable Account C.

(b)	Directors and Officers of Great American Advisors, Inc.

The principal business address of each director and officer of Great American Advisors, Inc. is 525 Vine Street, 7th Floor, Cincinnati, Ohio 45202.

[to be updated by amendment]

Name	Position with Great American Advisors, Inc.
James Lee Henderson	President and Director
James T. McVey	Chief Operating Officer & Senior Vice President and Director
Mark Francis Muething	Vice President & Secretary and Director
Peter J. Nerone	Vice President
Paul Ohlin	Treasurer
Thomas E. Mischell	Assistant Treasurer
Shawn Mihal	Chief Compliance Officer
(c)	Required information is included in, and incorporated by reference to, Part B of this Registration Statement.
Item 30.
Location of Accounts and Records
All accounts and records required to be maintained by Section 31(a) of the 1940 Act and the rules under it are maintained at the Company’s Administrative Office.
Item 31.
Management Services
Not Applicable.

11

Item 32.
Undertakings
(a)	Registrant undertakes that it will file a post-effective amendment to this registration statement as frequently as necessary to ensure that the audited financial statements in the registration statement are never more than 16 months old for so long as payments under the Contracts may be accepted.

(b)	Registrant undertakes that it will include either (1) as part of any application to purchase a Contract offered by the Prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a post card or similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional Information.

(c)	Registrant undertakes to deliver any Prospectus and Statement of Additional Information and any financial statements required to be made available under this Form promptly upon written or oral request to the Company at the address or phone number listed in the Prospectus.

(d)	The Company represents that the fees and charges deducted under the Contract, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred and the risks assumed by the Company.

12

SIGNATURES
As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has caused this Registration Statement to be signed on its behalf by the undersigned in the City of Cincinnati, State of Ohio on the 19th day of December, 2007.

ANNUITY INVESTORS® VARIABLE ACCOUNT C (Registrant)
By:	/s/ Charles R. Scheper
Charles R. Scheper*
President, Chief Executive Officer and Director Annuity Investors Life Insurance Company®

ANNUITY INVESTORS LIFE INSURANCE COMPANY® (Depositor)
By:	/s/ Charles R. Scheper
Charles R. Scheper*
President, Chief Executive Officer and Director

As required by the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

/s/ Charles R. Scheper Charles R. Scheper*	Chief Executive Officer and Director	December 19, 2007

/s/ Richard L. Magoteaux Richard L. Magoteaux*	Treasurer	December 19, 2007

/s/ Stephen Craig Lindner Stephen Craig Lindner*	Director	December 19, 2007

/s/ Christopher Miliano Christopher Miliano*	Director	December 19, 2007

/s/ Mark Francis Muething Mark Francis Muething*	Director	December 19, 2007

/s/ Michael J. Prager Michael J. Prager*	Director	December 19, 2007

/s/ John P. Gruber *John P. Gruber, as Attorney-in-Fact		December 19, 2007

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EXHIBIT INDEX

Exhibit No.	Description of Exhibit

99.	Powers of Attorney

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